As filed with the Securities and Exchange Commission on February 14, 2008
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IDS Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	04-3201416
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

IDS Group, Inc.
80 South Eighth Street, Suite 1500
Minneapolis, Minnesota 55402 USA
(612) 851-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Davis
Chief Executive Officer
IDS Group, Inc.
80 South Eighth Street, Suite 1500
Minneapolis, Minnesota 55402 USA
(612) 851-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven J. Slutzky, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Kristopher Schmidt, Esq. Vice President and General Counsel IDS Group, Inc. 80 South Eighth Street, Suite 1500 Minneapolis, Minnesota 55402 USA (612) 851-3200	Jeffrey D. Saper, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
Paul R. Tobias, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 8911 Capital of Texas Highway North Westech 360, Suite 3210 Austin, Texas 78759 (512) 338-5400

Approximate date of commencement of proposed sale to public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee
Common Stock, no par value per share	$86,250,000	$3,390

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price attributable to shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2008

Shares
Common Stock

IDS Group, Inc. is selling           shares of our common stock and the selling stockholders named in this prospectus are selling           shares. We will not receive any proceeds from the sale of shares by the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional           shares from us to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering range to be between $      and $      per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “IDSI”.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 9.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Piper Jaffray
Robert W. Baird & Co.	Needham & Company, LLC

The date of this prospectus is       , 2008

INTERNATIONAL DECISION SYSTEMS®

IDEAS
THAT MAKE A DIFFERENCE

Asset finance software and services for financial institutions and equipment manufacturers

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

In this prospectus “we,” “us” and “our” refer to IDS Group, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

The names “ProFiniatm”, “Rapport®”, “InfoLease®”, “InfoAnalysis®”, “LeaseEnterprise®”, “International Decision Systems®” and our logo are our trademarks or service marks. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning IDS Group, Inc., the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus carefully before you invest in our common stock, especially the risks described under “Risk Factors.”

Our Company

We are a leading provider of software and services used by financial institutions and equipment manufacturers to automate and improve the asset finance origination process and manage the associated accounting, administration and compliance requirements of an asset finance portfolio. We develop, market, license and support a full range of origination, pricing, accounting and reporting solutions that enable our customers to expedite the asset finance origination process, improve operational efficiencies, reduce financial risk and enhance regulatory compliance. We provide our solutions globally to approximately 250 customers, including the equipment finance units of commercial banks and other financial service providers, as well as the finance divisions of equipment manufacturers. Based on a 2007 annual survey of the equipment finance and leasing industry published by Monitor, Inc., a leading equipment finance and leasing industry trade publication, we estimate that we currently serve five of the top 10 U.S. equipment leasing companies, 30 of the top 50 U.S. equipment finance providers, 25 of the top 50 U.S. banks and 57 of the top 100 U.S. lessors. Our customers include Caterpillar Financial Services Corp., CIT Group (NJ) LLC, Citicorp North America, Inc. and Verizon Credit Inc., along with many other financial institutions and equipment manufacturers.

By leveraging our deep domain expertise within the asset finance industry, we have developed a suite of sophisticated, mission-critical solutions. These solutions include the market-leading origination/front office solution, Rapport, the market-leading portfolio management/back office solution, InfoLease, and a next-generation portfolio management/back office solution, ProFinia. We also offer add-on modules and domain-specific professional services to complement these core solutions. We have made a significant investment in research and development to expand sales of our core solutions domestically and internationally to new and existing customers. In addition, we continue to adapt and enhance our products to pursue opportunities in financial services markets similar to those we already serve, where we believe there is potential for substantial growth without significant additional expenditures on research and development.

In order to best meet the needs of our customers, we have developed a flexible pricing model that scales as a function of their volume of leases and loans, number of concurrent users and evolving functionality requirements. While we are typically the premium priced solution relative to our competitors, our model allows us to offer a competitive entry price point, creating low barriers to adoption by potential customers and generating additional revenue as our customers grow. Our license revenue growth was 20%, 21% and 17% in 2005, 2006 and the nine months ended September 30, 2007, respectively. We have also generated a predictable and growing stream of recurring software maintenance and support revenue, which represented 50%, 47% and 47% of our total revenue for 2005, 2006 and the nine months ended September 30, 2007, respectively. Our total revenue was $44.4 million, $47.7 million and $38.5 million in 2005, 2006 and the nine months ended September 30, 2007, respectively.

Industry Background

The asset finance industry consists of providers of capital to end-users of various types of industrial and commercial equipment. Asset financing can be provided through a wide range of financial products including finance leases, operating leases, leveraged leases, term loans, synthetic leases and other types of financial transactions. The operations of asset finance organizations include origination/front office and portfolio management/back office. Origination includes the steps associated with structuring, reviewing and approving an individual financing transaction. The origination process requires the coordination of numerous data sources within and outside an asset finance organization, analyzing data to make accurate underwriting decisions and implementing a variety of steps to complete a transaction. Portfolio management includes the post-closing, servicing and monitoring processes for an asset finance portfolio, which are typically performed by multiple departments within an asset finance organization.

There are several interrelated trends reshaping the asset finance industry and creating strong demand for asset finance origination and portfolio management solutions. These trends are increasing pressure on financial institutions and equipment manufacturers to adjust business practices to respond to market changes. Increased competition, increased commoditization of standard leasing products, pressure to add new products and more intensive reporting requirements present major challenges to businesses engaged in asset financing. Accounting, legislative and regulatory changes have added another dimension of complexity. Many asset finance organizations are seeking new ways to differentiate themselves from the competition while streamlining business processes to focus more resources on revenue-generating activities. We believe that for most asset finance organizations, implementing more flexible and powerful origination and portfolio management solutions provides a critical competitive advantage and a foundation for addressing these marketplace changes.

The asset finance process is becoming increasingly complex and global in nature and is subject to a proliferation of regulatory, tax and compliance requirements such as the Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley,” and Basel II, as well as local standards as market participants increase their presence internationally. Asset finance organizations must also address differences and ongoing changes in accounting treatment and tax and property laws in various countries. In addition, financial institutions and equipment manufacturers are increasingly distributing decision making tools to the branch office and dealer network located closest to the customer, while enforcing centralized price and risk parameters. To be competitive, field personnel and dealers must be able to make accurate, data-driven decisions at an accelerating rate.

Many asset finance organizations use manual, paper-based approaches or stand-alone, in-house systems to originate and manage their asset finance portfolios. Some of these organizations have attempted to supplement these practices with one or more point solutions that address a single problem or process within asset finance origination and portfolio management, but are not integrated and lack the full breadth of capabilities required to manage the entire process effectively. These approaches are often inefficient, inconsistent, highly prone to errors and increasingly create compliance risks. These approaches may also limit the ability to make data-driven and timely origination decisions, and to effectively monitor and manage an asset finance portfolio. In a few cases, asset finance organizations have also attempted to customize enterprise resource planning, or “ERP,” systems to manage their asset finance portfolios. While ERP systems include some basic asset finance capabilities, they generally lack the specialized functionality required to adequately address complex asset finance processes.

Our Market Opportunity

We target a large, growing and increasingly global market that we believe offers attractive business opportunities. According to Celent, an industry research and consulting firm, annual spending by banks in North America, Europe and the Asia-Pacific region, or “APAC,” on software and services provided by third parties is expected to grow at a compound annual growth rate of 6.1% from 2006 to 2009. In addition, according to the Equipment Leasing and Finance Foundation, an industry research provider, the annual amount of new equipment leases and loans originated in the United States is forecast to increase 5.1% from 2007 to 2008. We expect continued growth within the asset finance software and services market due to an increasing need to be competitive among asset finance organizations, constantly evolving regulatory requirements, investment in software by financial services companies and growing asset origination volumes.

Based on a review of more than 900 equipment leasing organizations in the United States and Canada that are members of trade associations, we estimate that the asset finance arms of financial institutions and equipment manufacturers in the United States and Canada alone will spend approximately $700 million in the aggregate over the next five to 10 years for new licensing of asset finance software and associated implementation services as they enhance or replace their existing systems to meet market demands. In addition, we believe our market opportunity is significantly greater than this, as our estimate does not account for potential customers who do not self-report to industry associations, software maintenance and support revenue, incremental services such as custom enhancement, revenue from international asset finance markets, which we believe are substantial and growing, and potential opportunities in domestic and international financial services markets similar to those we already serve.

Our Solutions

We are a leading provider of asset finance origination and portfolio management solutions. Our solutions include a suite of software applications for asset finance origination and portfolio management complemented by domain-specific professional services. Our solutions solve a set of mission-critical customer problems associated with the complexities of the asset finance process that we believe have proven difficult for both customers and competitors to manage and solve. Our solutions deliver a full range of origination, pricing, decision-support, accounting, compliance and reporting functions designed to reduce the time, cost and risk otherwise associated with the asset finance process, as well as improve customer service.

Key benefits of our software products and services include:

•	Increased efficiency. In the front office environment, our solutions allow for more efficient, accurate and consistent data gathering, and in the back office they enhance efficiency by coordinating and tracking management of contracts, assets and customers.

•	Regulatory and tax compliance. Our solutions have extensive reporting, asset tracking and reconciliation capabilities for compliance with Sarbanes-Oxley, Basel II and other regulatory, accounting and tax compliance requirements across multiple domestic and international jurisdictions.

•	Real-time decision-making. Our solutions provide improved access to critical information to enable real-time, accurate decision-making.

•	Improved visibility. Our solutions provide more comprehensive and accurate information regarding the status of transaction processing and portfolio condition through robust workflow automation and integration with third-party systems.

•	Data validation and integrity. Our solutions are designed to reduce errors caused by manual data gathering and entry in relation to processing transactions and the transfer of data into back-office systems for ongoing portfolio management.

Our Business Strengths

Our business strengths include:

•	leading market position and strong, established brand;

•	deep domain expertise and industry experience;

•	strong customer loyalty;

•	flexible pricing model;

•	broad and integrated suite of solutions; and

•	continuous and substantial research and development capability and investment.

Our Strategy

Our objective is to maintain and enhance our position as a leading provider of asset finance origination and portfolio management software and services used by financial institutions and equipment manufacturers. In pursuing that objective, our key strategic initiatives include:

•	Increase revenue from existing customers. We intend to continue to increase revenue from current customers through sales of incremental product license capacity required by our customers’ growth, related increases in software maintenance and support, new add-on software modules, new software products and sales of custom enhancement services.

•	Expand direct and indirect distribution channels. We acquire new customers through our direct sales force, industry event sponsorship and attendance, referrals from current customers and marketing and advertising. We also intend to identify additional global and regional channel partners to cost-effectively expand our reach to new customers worldwide.

•	Expand globally. We intend to extend our North American market leadership position and our existing international capabilities to further expand into other global regions.

•	Enter similar financial services markets. We intend to introduce solutions to solve the front office and back office challenges and opportunities in financial services markets similar to those we already serve.

•	Continue market-leading innovation. We intend to continue to develop and enhance our entire suite of solutions to increase and sustain our market-leading competitive advantage.

•	Pursue complementary acquisitions. We intend to evaluate and may acquire businesses or technologies to enhance our products cost-effectively, access new customers or markets or both. We have no present understanding or agreement to acquire any businesses or technologies.

Our Principal Stockholder

Investment funds associated with SV Investment Partners LLC, or “SV,” own approximately    % of our outstanding common stock, and will own approximately    % following the completion of this offering. Of the    members of our board of directors,    are affiliates of SV. SV is a New York-based private equity investment firm specializing in buyouts and buildups of market-leading business services companies in partnership with management. Since 1991, SV’s investment professionals have invested approximately $750 million of equity capital in 30 businesses.

*  *  *  *

Our original corporate entity was Decision Systems, Inc., which incorporated in the State of Minnesota in 1974. Our immediate predecessor, IDS Group plc, incorporated in the United Kingdom in 2001 and we incorporated in the State of Delaware in 2003. Our executive offices are located at 80 South Eighth Street, Suite 1500, Minneapolis, Minnesota 55402 USA, and our telephone number is (612) 851-3200. Our website address is www.idsgrp.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	shares, or shares if the underwriters exercise in full their over-allotment option.

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	Our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ assuming an initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus. We intend to use $ of the net proceeds of this offering to repay outstanding indebtedness, with the remainder of the proceeds to be used for general corporate purposes and working capital. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“IDSI”

The above information is based upon    shares outstanding as of September 30, 2007. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	reflects a stock split of for one of our common stock by means of a stock dividend in the amount of shares of common stock for each outstanding share of common stock effected ;

•	excludes shares of common stock issuable upon exercise of all options outstanding under our stock option plans as of September 30, 2007, with a weighted average exercise price of $ per share;

•	excludes an aggregate of shares of common stock reserved for future issuance under our stock option plans as of September 30, 2007; and

•	assumes no exercise of the underwriters’ over-allotment option.

If the underwriters exercise the underwriters’ over-allotment option in full,      shares of our common stock will be outstanding after this offering.

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 9 for risks involved in investing in our common stock.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the consolidated financial information in those statements. The information set forth below for the years ended December 31, 2004, 2005 and 2006 has been restated as set forth in Note 16 within the consolidated financial statements included in this prospectus. You should read the information set forth below together with our consolidated financial statements, the related notes and to those statements appearing elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

							Nine Months Ended
	Year Ended December 31,						September 30,
	2004		2005		2006		2006		2007
	(As Restated)
	(Dollars in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue:
License revenue		$8,498		$10,225		$12,414		$7,702		$9,020
Software maintenance and support revenue		21,505		21,981		22,346		16,465		18,236
Services and other revenue		11,629		12,160		12,918		9,740		11,243

Total revenue		41,632		44,366		47,678		33,907		38,499

Cost of revenue:
Cost of license revenue		104		197		204		32		366
Cost of software maintenance, services and other(1)		13,500		13,143		12,621		9,368		10,504
Depreciation and amortization related to cost of revenue		6,132		6,110		6,228		4,659		4,671

Total cost of revenue		19,736		19,450		19,053		14,059		15,541

Gross profit		21,896		24,916		28,625		19,848		22,958

Operating expenses:
Research and development(1)		11,780		12,096		11,550		8,036		11,625
General and administrative(1)		5,375		5,862		6,419		5,134		8,904
Sales and marketing(1)		4,574		4,902		4,845		3,568		4,389
Depreciation and amortization		1,059		928		1,297		918		1,174
Restructuring charges and other expenses		438		1,316		1,322		320		2,065

Total operating expenses		23,226		25,104		25,433		17,976		28,157

Income (loss) from Operations		(1,330)		(188)		3,192		1,872		(5,199)

Other expense:
Interest expense — net		979		1,135		1,506		1,116		5,073
Loss on early extinguishment of debt		331		—		—		—		—

Total other expense		1,310		1,135		1,506		1,116		5,073

Income (loss) from continuing operations before taxes		(2,640)		(1,323)		1,686		756		(10,272)
Income tax provision (benefit)		(576)		700		90		67		640

Net income (loss) from continuing operations		(2,064)		(2,023)		1,596		689		(10,912)

Loss from discontinued operations		(391)		(1,046)		(961)		(579)		(930)

Net income (loss)		$(2,455)		$(3,069)		$635		$110		$(11,842)

Basic earnings (loss) per common share:
Continuing operations	$		$		$		$		$
Discontinued operations
Net earnings (loss)
Diluted earnings (loss) per common share:
Continuing operations	$		$		$		$		$
Discontinued operations
Net earnings (loss)
Weighted-average common shares outstanding:
Basic
Diluted
Pro forma net income (loss) per share	$		$		$		$		$

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(As Restated)
	(Dollars in thousands)

Other Financial Data:
Consolidated Adjusted EBITDA(2)	$6,607	$8,824	$12,699	$8,409	$9,610

	As of September 30, 2007
	Actual	As Adjusted(3)
	(Dollars in thousands)

Consolidated Balance Sheet Data(4):
Cash and cash equivalents	$2,186
Current assets	20,120
Total assets	66,242
Current liabilities	23,845
Total indebtedness	91,687
Total long-term liabilities	90,512
Total stockholders’ equity (deficit)	(48,115)

(1)	The following table sets forth, for each of the periods indicated, the amount of stock-based compensation attributable to each of the following categories:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(As Restated)
	(Dollars in thousands)

Cost of software maintenance, services and other	$—	$—	$—	$—	$282
Research and development	—	—	—	—	950
General and administrative	5	14	56	42	3,732
Sales and marketing	—	—	—	—	380

Total stock-based compensation	$5	$14	$56	$42	$5,344

(2)	Consolidated Adjusted EBITDA is not a measurement recognized under accounting principles generally accepted in the United States of America, or “GAAP”. Consolidated Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. Consolidated Adjusted EBITDA is defined in the Goldman Sachs Credit Facility as net income adjusted for, to the extent deducted or added in calculating net income, as the case may be: (a) interest expense net of interest income, (b) depreciation and amortization expense, (c) management fees paid pursuant to our management services agreement, (d) other non-cash expenses, (e) restructuring charges and other expenses, (f) loss from discontinued operations, (g) income tax provision (benefit), (h) a workforce adjustment as defined under our credit facility and (i) adds back as expense capitalized software development costs.

We present Consolidated Adjusted EBITDA because several of our material debt covenants are based on financial ratios utilizing Consolidated Adjusted EBITDA and non-compliance with those covenants could result in a material default under our credit facility. Specifically, the Goldman Sachs Credit Facility contains minimum 12-month trailing Consolidated Adjusted EBITDA targets that increase each quarter through the life of the term loan. In addition, Consolidated Adjusted EBITDA is used as a measure in the calculation of a fixed charge coverage ratio, which is calculated as Consolidated Adjusted EBITDA as a ratio to consolidated fixed charges and leverage ratio, which is defined as consolidated total debt (excluding the Tranche B term loan and net present value of the Seismiq future royalty payments) divided by Consolidated Adjusted EBITDA.

We also believe that variations of EBITDA are commonly used as measures of performance by companies in our industry and are frequently used by securities analysts, investors and other interested parties to measure our debt obligations and as a measure of operating financial performance. While providing useful information, Consolidated Adjusted EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flow data prepared in accordance with GAAP and should not be construed as an indication of our operating performance or as a measure of liquidity. Consolidated Adjusted EBITDA may have material limitations as performance measures because it excludes items that are necessary elements of our costs and operations. Additionally, Consolidated Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

The following table presents a reconciliation from net income (loss) to Consolidated Adjusted EBITDA, as that term is defined in the Goldman Sachs Credit Facility.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(As Restated)
	(Dollars in Thousands)
Reconciliation of Net Income to Consolidated Adjusted EBITDA:
Net income (loss)	$(2,455)	$(3,069)	$635	$110	$(11,842)
Loss from discontinued operations	391	1,046	961	579	930
Income tax provision (benefit)	(576)	700	90	67	640
Interest expense — net	979	1,135	1,506	1,116	5,073
Restructuring charges and other expenses	438	1,316	1,322	320	2,065
Depreciation and amortization expense	7,191	7,038	7,525	5,577	5,845
Fees paid pursuant to management services agreement(a)	634	644	604	598	608
Other non-cash items(b)	5	14	56	42	5,344
Work force adjustment(c)	—	—	—	—	947
Capitalized software development	—	—	—	—	—
Consolidated Adjusted EBITDA	$6,607	$8,824	$12,699	$8,409	$9,610

(a)	Fees and expenses paid to SV and its affiliates pursuant to the management services agreement between us and SV.

(b)	Stock-based compensation expenses recorded per SFAS 123R.

(c)	Actual expense incurred in 2007 for any employee or consultant terminated prior to June 30, 2007.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, current assets and total assets, and decrease total stockholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, current assets and total assets, and decrease total stockholders’ deficit by approximately $ million, assuming that the initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)	Presented on an actual basis and on an as adjusted basis to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Relating to our Business and Industry

We are dependent on the asset finance industry, and changes within that industry could reduce demand for our products and services.

Substantially all of our revenue is derived from financial institutions and equipment manufacturers that provide asset financing and we expect to continue to derive substantially all of our revenue from these institutions for the foreseeable future. Unfavorable economic conditions adversely impacting these institutions, including reductions in the general availability of credit or reduced demand for equipment and other assets financed by leases and loans, could have a material adverse effect on our business, financial condition and results of operations. For example, financial institutions have experienced, and may continue to experience, cyclical fluctuations in profitability as well as increasing challenges to improve their operating efficiencies. In addition, many financial institutions and other lenders are facing deteriorating credit quality among their customers, which could reduce their profit margins. As a result, financial institutions may reduce their capital spending, including spending on computer software and hardware, which can negatively impact license sales of our core and complementary products to new and existing customers. Decreases in or reallocation of capital expenditures by our current and potential customers, unfavorable economic conditions and new or persisting competitive pressures could materially adversely affect our business, financial condition and results of operations.

We face a lengthy and unpredictable sales cycle for our software and services, which may cause fluctuations in our revenue from quarter to quarter.

We may not be able to increase revenue or decrease expenses to meet expectations for a given quarter. We generally recognize software license revenue upon delivery and, if required by the underlying agreement, upon customer acceptance, if such criteria is other than perfunctory, which does not always occur in the same quarter in which the software license agreement for the system is signed. As a result, we are constrained in our ability to increase our software license revenue in any quarter if there are unexpected delays by customers in executing license contracts, or unexpected delays in delivery or required acceptance of systems for which software licenses were signed in previous quarters. Implementation of our core software products typically occurs over six to nine months, though this can extend for longer periods. Delays in the delivery, implementation or any required acceptance of our products could materially adversely affect our quarterly results of operations. Revenue from software license sales accounted for 23.0% of revenue for 2005, 26.0% of revenue for 2006 and 23.4% of revenue for the nine months ended September 30, 2007. We expect that revenue from software license sales will continue to provide a significant percentage of our revenue and operating profits in future periods, and our ability to close license sales, as well as the timing of those sales, may have a material impact on our quarterly results. In addition, increased research and development or sales and marketing expenses for any given quarter may negatively impact operating results of that quarter due to lack of recognition of associated revenue until the delivery of the product in a subsequent quarter.

Our quarterly revenue, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

Our quarterly revenue, operating results and profitability have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the license and sale of our products, including:

•	lengthy and unpredictable sales cycles, particularly in the asset finance portfolio management market;

•	the timing of our customers’ decisions, including with respect to replacing legacy technology and enhancing existing technology, over which we have little or no control;

•	the timing, size and nature of our licensing transactions;

•	the timing of introduction and market acceptance of new products or product enhancements by us or our competitors;

•	the timing of our enhancements to existing functionality and replacement of existing technology;

•	the timing of acquisitions by us of businesses and products;

•	mergers and acquisitions among financial institutions and equipment manufacturers;

•	product and price competition;

•	the relative proportions of revenue derived from license fees and services;

•	changes in our operating expenses;

•	software bugs or other product quality problems;

•	personnel changes; and

•	fluctuations in economic and financial market conditions.

We believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. Our future revenue and results of operations may vary substantially. It is also possible that in future quarters, our results of operations will be below the expectations of public market analysts and investors. In either case, the price of our common stock could be materially adversely affected.

Consolidation in the financial services industry could materially adversely impact our business by eliminating a number of our existing and potential customers.

There has been and continues to be merger, acquisition and consolidation activity in the financial services industry. Mergers or consolidations of financial institutions in the future could reduce the number of our existing and potential customers. A smaller market for our services could have a material adverse effect on our business, financial condition and results of operations. In addition, it is possible that the larger financial institutions which result from mergers or consolidations could decide to develop and perform themselves some or all of the services that we currently provide or could provide. If that were to occur, it could reduce demand for our products and services, which could have a material adverse effect on our results of operations.

If we fail to develop or maintain our brand cost-effectively, our business and reputation may suffer.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers and increasing business with existing customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and reputation could suffer. In addition, our brand reputation could suffer if a third party were able to breach our security or that of our customers and their databases, if a customer were to fail an audit for reasons related to previously unknown deficiencies in our software and that information were publicized, or under other circumstances, which could have a material adverse effect on our business, financial condition and results of operations.

A substantial majority of our revenue is derived from Rapport and InfoLease, and a decline in sales or renewals of these products and related services could materially adversely affect our business, financial condition and results of operations.

We derive a substantial majority of our revenue from the sale of Rapport and InfoLease and related services, and revenue from these products and related services is expected to continue to account for a substantial majority of our total revenue for the foreseeable future. In addition, we frequently sell Rapport and InfoLease to new customers and then attempt to generate incremental revenue from the sale of additional products and services. If demand for Rapport and InfoLease declines significantly, our business, financial condition and results of operations could be materially adversely affected.

Our failure to retain or attract our officers and skilled employees could have a material adverse effect on our business.

If we fail to attract, assimilate or retain highly qualified managerial and technical personnel, our business could be materially adversely affected. Our performance is substantially dependent on the performance of our executive officers and key employees. We are also dependent on our ability to retain and motivate high quality personnel, especially management and highly skilled technical teams. The loss of the services of any executive officers or key employees could have a material adverse effect on our business. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified managerial and technical personnel. In addition, new employees, whether hired to replace key employees or to increase the size of our workforce, require extensive training, particularly in the services and technical areas. Furthermore, with respect to our operations in Bangalore, India, where a significant percentage of our employees are located, we face an increased risk of wage inflation and high employee attrition rates. If our managerial and key personnel fail to effectively manage our business, financial condition and results of operations could be materially adversely affected and our reputation could be harmed.

We will not be able to maintain our sales growth if we do not retain or attract and train qualified sales personnel.

A significant portion of our revenue is generated by our direct sales force, and our future success will depend in part upon its continued productivity and expansion. To the extent we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry and the asset finance industry, and we may not be successful in retaining, hiring or training our sales personnel in accordance with our plans. In addition, new sales personnel require extensive training and typically do not begin selling products on their own for several months. If we fail to retain the experienced members of our sales force, or maintain and expand our sales force as needed, our future sales and profitability could be adversely affected.

We operate in a competitive business environment, and if we are unable to compete effectively, we may face price reductions and decreased demand for our products.

The market for our products and services is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services they offer. We encounter competition from a number of sources, including in-house IT departments of our customers and potential customers, software vendors and professional services firms. We expect additional competition from other established and emerging companies as the market for asset finance software continues to develop and expand. We also expect that competition will increase as a result of software industry consolidation, including particularly the acquisition of any of our competitors. We encounter competition in the United States, Europe and APAC from a number of sources, including LeaseTeam, Inc., NetSol-McCue, Inc. and Ivory Consulting Corporation, all of which offer asset finance origination or portfolio management software. We also encounter competition from major ERP vendors, such as Oracle Corporation, or “Oracle,” and SAP AG. Some of our current, and many of our potential, competitors have greater name recognition, larger customer bases and significantly greater financial, engineering, technical, marketing and other resources than we do. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products than we can.

In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. We expect that the asset finance software market will continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our technology. In addition, to the extent that we expand into new markets, we are likely to face new competitors. We may not be able to compete successfully against current or future competitors and the competitive pressures we face may impede the growth of our business.

Our success depends in part on decisions by potential customers to replace their legacy business processes, software applications and computer systems, and their failure to do so would adversely affect demand for our products and services.

We primarily derive our revenue from three sources: upfront license fees for software products, fees from the provision of professional and other services, and recurring software maintenance and support fees. A large portion of these fees are either directly attributable to licenses of our core software products or are generated over time by customers using our core software. Financial institutions historically have been slow to adapt to and accept new technologies. Many of these financial institutions have traditionally managed their asset finance origination and portfolio management needs through legacy business processes, software applications and computer systems, in which they have often invested significant resources. As a result, these financial institutions may be inclined to resist replacing their legacy processes, applications and systems with our software and services. Our future financial performance will depend in part on the successful development, introduction and customer acceptance of new and enhanced versions of our asset finance origination and portfolio management software and our other complementary products. A decline in demand for our core software products, or failure to achieve broad market acceptance of any enhanced version as a result of competition, technological change or otherwise, could have a material adverse effect on our revenue and profitability.

We might not generate increased business from our current customers, which could limit our revenue in the future.

Our business model is highly dependent on the success of our efforts to increase sales to our existing customers. Many of our customers initially make a purchase of only one or a limited number of our products or only for a single department within their organization. These customers might choose not to expand their use of or make additional purchases of our products and services. If we fail to generate additional business from our current customers, our revenue could grow at a slower rate or even decrease. In addition, as we deploy new applications and features for our existing products or introduce new products and services, our current customers could choose not to purchase these new offerings. Moreover, our future revenue depends in part on the growth of the asset finance portfolios of our customers in the financial services industry, so market or credit conditions could negatively impact our revenue growth.

If our customers do not renew their annual software maintenance and support agreements for our products, our results of operations might be materially adversely affected.

Most of our software maintenance and support agreements are for a term of one year. Historically, software maintenance and support revenue has represented a significant portion of our total revenue, including approximately 47% of our total revenue in 2006. Although renewal rates on our flagship product InfoLease have historically been approximately 95%, if our customers choose not to renew their software maintenance and support agreements with us at the same renewal rates as they have in the past, our revenue could decline. In addition, the cost of providing software maintenance and support services for our newer products may prove to be disproportionately higher than for our established, existing products.

Our failure to offer high quality customer support services could harm our reputation and could materially adversely affect our sales of software applications.

Our customers depend on us, and, to some extent, our distribution partners, to resolve implementation, technical or other issues relating to our software. A high level of service is critical for the successful marketing and sale of our software. If we or our distribution partners do not succeed in helping our customers quickly resolve post-deployment issues, our reputation could be harmed and our ability to make new sales or increase sales to existing customers could be damaged. Additionally, we could incur significant unanticipated increases in expenses to resolve customer support issues.

If we lose a material customer or are forced to make significant concessions to a material customer, our results of operations may be adversely affected.

Loss of any material customer could negatively impact our ability to increase our revenue, achieve and increase profitability in the future and attract and retain other customers. Similarly, if we are required to make significant concessions to a material customer to induce it to renew its agreement with us, it could materially adversely affect our revenue and ability to achieve and increase profitability. In 2006, our top 10 and 20 customers accounted for approximately 37% and 53%, respectively, of our total revenue. No customer accounted for more than 7% of our revenue in 2006.

We expect our future revenue to be derived in part from financial services markets similar to those we already serve.

We expect to derive a portion of our future revenue from financial services markets similar to those we already serve, in which our products currently are not widely utilized or not utilized at all. We do not have significant experience dealing with these markets, and are likely to face new competitors if we enter them. As a result, we may not succeed in penetrating these new markets and may derive a lower amount of revenue or incur higher expenses from these markets than we expect, which could have a material adverse effect on our business, financial condition and results of operations.

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred operating losses in the past and we may incur operating losses in the future. As of September 30, 2007, our accumulated deficit is approximately $84 million inclusive of the second quarter 2007 payment of a special cash dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders, and related fees and expenses of $4.5 million. Our recent operating losses were $1.3 million, $0.2 million and $5.2 million for the fiscal year ended 2004 and 2005 and the nine months ended September 30, 2007, respectively. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may not become profitable. Recent revenue growth may not be indicative of our future performance. In fact, in future periods, we may not have any revenue growth, or our revenue could decline.

Our software is designed to work in conjunction with certain key technologies from third parties, and our customers may be unable to maintain or replace those technologies if they become obsolete or incompatible with our products.

Our proprietary software is designed to work in conjunction with certain third-party software products, including IBM UniData, BEA WebLogic and Vertex, Inc.’s tax engine. Any significant interruption in the supply of such third-party software to our customers could have a material adverse effect on our sales unless and until the functionality provided by these products could be replaced. In addition, use of our software is dependent in part upon these third parties’ abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. It may not be possible to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our software or is otherwise not adequately maintained or updated, which could have an adverse effect on our future sales and profitability.

We receive a portion of our revenue from strategic relationships, which we expect to grow significantly in the future. If we lose one or more of these relationships or fail to add new ones, it could have a negative impact on our business.

We believe that revenue generated from the sale of our products and services by strategic marketing partners will account for a meaningful portion of our revenue in the future. Our strategic marketing partners include resellers, who receive a percentage of our revenue from sales that result from their customer relationships, and implementation partners, who supplement our professional services capacity and receive a fee for performing implementation services.

As the revenue we generate from our strategic marketing partners increases, if we were to lose one or more of our major strategic marketing partners, we may be unable in a timely manner, or at all, to replace them with another entity with comparable customer bases and sales capacities, which would adversely affect our license revenue, results of operations and our capacity for supporting customer software implementations. In addition, we plan to supplement our existing distribution partners with other national and regional partners. If we are unable to identify appropriate resellers and enter into arrangements with them for the sale of our products and services to financial institutions and other asset finance organizations, we may not be able to sustain or grow our business. In particular, we expect to depend on resellers in international markets, and our revenue could suffer if we do not identify and retain appropriate resellers in those markets.

We rely on internally developed software and systems as well as third-party products, any of which may contain errors and bugs.

Our software may contain undetected errors, defects or bugs. We may discover significant errors or defects in the future that we may or may not be able to correct. Our products involve integration with products and systems developed by third parties. Complex software programs of third parties may contain undetected errors or bugs when they are first introduced or as new versions are released. Errors may be found in our existing or future products or third-party products upon which our products are dependent, with the possible result of delays in or loss of market acceptance of our products, diversion of our resources, injury to our reputation and increased service and warranty expenses and/or payment of damages. Software is inherently complex, and upgrades and enhancements may have unintended consequences that could result in lost business and/or increased expenses. In prior new product releases, we have experienced certain customer satisfaction issues, such as inadequate latency rates in connection with high volume users. If we experience similar issues in connection with future product releases, customers may be slow to adopt or may elect not to purchase our new products.

Unauthorized disclosure of data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation or cause us to lose customers.

Fundamental to the use of our products is the secure collection, storage and transmission of confidential end user information. Third parties may attempt to breach our security or that of our customers and their databases, and it may not be possible to prevent every such breach or unauthorized disclosure. We might be liable to our customers for any breach in such security, and our liabilities for unauthorized disclosure of data are uncapped. Any breach in such security could harm our customers, our business and our reputation. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and have a material adverse effect on our results of operations. Also, computers, including those that utilize our software, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We might be required to expend significant capital and other resources to protect further against security breaches or to rectify problems caused by any security breach.

We could be sued for contract or product liability claims and such lawsuits may disrupt our business, divert management’s attention, have an adverse effect on our financial results or damage our reputation.

Failures in a customer’s system could result in an increase in service costs or a claim for substantial damages against us. The limitations of liability set forth in our customer contracts may not be enforceable and may not protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. This coverage may not continue to be available on acceptable terms and may not be available in sufficient amounts to cover one or more large claims, and the insurer may deny coverage as to a future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations. In addition, some licenses-in from third parties have uncapped indemnification obligations, which if exercised could have a material adverse effect on our results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us, divert management’s attention from our operations and adversely impact our reputation. Any contract liability claim or litigation against us could, therefore, have a material adverse effect on our business, financial condition and results of operations. In addition, because many of our projects are business-critical projects for financial institutions and equipment manufacturers, a failure or inability to meet a customer’s expectations could seriously damage our reputation and affect our ability to attract new business.

Our limited ability to protect our proprietary technology and other rights may adversely affect our ability to compete.

We rely on a combination of copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying or reverse-engineering our products, and our competitors could independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We do not include in our products any mechanism to prevent unauthorized copying and any such unauthorized copying by our competitors or customers could adversely affect our business and cause us to lose customers. We have no patents, and existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop products similar to ours. In addition, the laws of certain countries in which our products are or may be licensed do not protect our products and intellectual property rights to the same extent as the laws of the United States. In particular, the laws of some countries in which our products are or may be licensed have less restrictive laws than the United States with respect to software piracy, which could cause economic harm to our business. We may have to resort to litigation to enforce our intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology could be expensive and cause diversion of our resources, and may not prove successful.

We have used and continue to use third party developers to develop our core products. If we do not obtain sole ownership of or exclusive rights to the work product produced by these developers, they could license their developments to other companies, including our competitors.

We have used and continue to use third party software developers to develop our core products. Under our agreements with these developers, we may not have sole ownership or exclusive rights to the work product developed and therefore the third party developers would be able to license the same functionality to other companies that have asset finance origination and portfolio management software products, including our competitors. If other software companies are able to offer substantially similar products, we may be unable to differentiate our solutions in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, if the scope of our rights in the work product developed by third party developers is not clear, the developers or their licensees or transferees could claim that our use exceeded the scope of our rights and assert breach of contract, infringement, misappropriation or other claims against us. In such event, we could be required to seek licenses from third parties in order to continue offering our products, re-engineer our products or discontinue sales of our products. It is possible, however, that licenses will not be available for these products, or that the products would only be available to be licensed at prices that we would not want to pay. In addition, any such claims, even if determined to be without merit, could result in substantial cost to us, divert management’s attention from our operations and adversely impact our reputation. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue sales of our products, or to release our software code under the terms of an open source license, any of which could materially adversely affect our business, financial condition and results of operations. Given the nature of open source software, there is also a risk that third parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs.

If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

A third party may assert that our technology violates its intellectual property rights in the future. As the number of software products in our target market increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing or using products that incorporate the challenged intellectual property;

•	require us to redesign our products, if feasible;

•	divert management’s attention and resources; and

•	require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies.

Third parties may assert infringement claims against us in the future with respect to our current or future products and such assertions could require us to enter into royalty arrangements, if available, or litigation, which, regardless of its outcome, could result in substantial cost to us, divert management’s attention from our operations and adversely impact our reputation.

Our failure to achieve and maintain effective internal controls could lower our stock price and adversely affect our financial position.

As a result of the offering, we will be directly subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing such assessments.

The reporting and other obligations to which will be directly subject will place significant demands on our management and administrative and operational resources, including accounting resources. As a result, management’s attention may be diverted from other business concerns. Although we have taken steps to expand the size and depth of the finance and accounting staff in our headquarters and are in the process of recruiting to fill additional key compliance-related positions, we need to hire additional personnel, and there can be no assurance that we will be successful in doing so.

If we are unable to recruit qualified accounting personnel on a timely basis or maintain financial and management controls, reporting systems, information technology and procedures, we may need to devote additional management and other resources to assist in complying with the financial reporting requirements and other rules that apply to reporting companies. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s assessment or on the effectiveness of our internal control over financial reporting, our investors could lose confidence in the accuracy and completeness of our financial reports.

We have a material weakness in our internal control over financial reporting related to our controls designed to properly identify and record certain goodwill and related tax accounts from the acquisition in 2003. If we are unable to improve and maintain the quality of our system of internal controls over financial reporting, any deficiencies could materially adversely affect our ability to provide timely and accurate financial information about our company.

The material weakness was identified in connection with the preparation of our financial statements for the three years ended December 31, 2006. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. This material weakness related to our controls that were designed to properly identify and record certain goodwill and related tax accounts from the acquisition in 2003. The control deficiency resulted in the restatement of our financial statements. See Note 16 to the consolidated financial statements included elsewhere in this prospectus. In addition, management identified other significant deficiencies in our internal controls over financial reporting. These matters could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in our financial statements.

We are in the process of reviewing and redesigning our internal controls over financial reporting related to closing procedures and processes. Specifically, we have hired personnel with tax and accounting expertise and are seeking to hire additional personnel. We cannot assure you that these remedial actions will be effective. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. Additionally, changes in accounting principles impacting the equipment leasing industry specifically could have an unfavorable impact on the attractiveness of leasing as a credit tool.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or “FASB”, the American Institute of Certified Public Accountants, or “AICPA,” the Securities and Exchange Commission, or “SEC,” and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

In particular, the FASB has announced that it may revise Statement of Financial Accounting Standards, or “SFAS” No. 13, Accounting for Leases. Such changes could unfavorably impact the attractiveness of equipment leasing arrangements. If the volume of leasing transactions declines as a result of such changes, the demand for our software products and our results of operations could be materially adversely affected.

Government regulation of our customers’ business and adoption of industry standards could cause us to incur significant expenses, and failure to comply with applicable regulations could make our business less efficient or impossible.

Many of our customers are financial institutions, which are subject to extensive and complex federal, state and foreign regulation. Financial institutions operate under high levels of governmental supervision. Our customers must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to them, including those under federal and state truth-in-lending and truth-in-deposit rules, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999 and other laws, regulations and industry standards. In addition, our customers are similarly affected by the adoption of industry standards, such as the payment card industry, or “PCI,” standard. The compliance of our products and services with these requirements may depend on a variety of factors, including the product at issue and whether the customer is a bank, thrift, credit union or other type of financial institution. We may incur significant expense in our efforts to bring our products and services into compliance with these regulations, and a failure to make our products and services compliant could cause us to lose customers and sales. In addition, under some of our customer contracts, we are required to submit to government audits of our operations, which could result in substantial cost to us and divert management attention from our operations.

Neither federal depository institution regulators nor other federal or state regulators of financial services require us to obtain any licenses. We are subject to examination by federal depository institution regulators under the Bank Service Company Act. Although we believe we are not subject to direct supervision by federal and state banking agencies relating to other regulations, we have from time to time agreed to examinations of our business and operations by these agencies. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination, and such remedies could cause us to incur significant expenses.

Federal, state or foreign authorities could also adopt laws, rules or regulations relating to the financial services industry that affect our business, such as requiring us or our customers to comply with data, record keeping and processing and other requirements. It is possible that laws and regulations may be enacted or modified with respect to the Internet, covering issues such as end-user privacy, pricing, content, characteristics, taxation and quality of services and products. Adoption of these laws, rules or regulations could render our business or operations more costly and burdensome or less efficient and could require us to modify our current or future products or services.

We may acquire or make investments in companies or technologies that could cause disruption of our business and loss of value to our stockholders.

We have made in the past, and may make in the future, acquisitions or significant investments in other businesses. Entering into an acquisition entails many risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts and personnel of the target company and realizing the anticipated synergies of the combined businesses;

•	the price we pay or other resources that we devote exceeding the value we eventually realize or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of key employees, customers and strategic partners from either our current business or the target company’s business;

•	managing the risks of entering markets or types of businesses in which we have limited or no direct experience;

•	the diversion of management’s attention from other business concerns; and

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products.

In addition, if we finance any future acquisitions by issuing equity securities or convertible debt, our existing stockholders may be diluted or the market price of our stock may be adversely affected. The failure to evaluate and execute acquisitions or investments successfully or otherwise adequately address these risks could materially adversely affect our business, financial condition and results of operations.

We cannot predict our future capital needs and we may be unable to obtain additional financing to fund acquisitions or working capital as our business grows, which could materially adversely affect our ability to grow our business and remain competitive in our industry.

We may need to raise additional funds in the future in order to acquire complementary businesses, technologies, products or services, or for working capital. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could materially adversely affect our software and services offerings, business, financial condition and results of operations.

If we do not continue to innovate and provide solutions that are useful to our customers, we may not remain competitive, and our revenue and operating results could suffer.

Our success depends on providing asset finance origination and portfolio management software and services that financial institutions and equipment manufacturers may use to automate and improve the asset finance origination process and manage the associated accounting, administration and compliance requirements of an asset finance portfolio. Our competitors are constantly developing innovations in asset finance origination and portfolio management solutions. Additionally, the market for our software and services is characterized by changes in customer requirements, changes in technology and evolving industry standards. As a result, we must continue to invest significant resources in research and development in order to improve and enhance the responsiveness, functionality and features of our existing applications and develop new applications so that we may offer a complete suite of solutions that are easy to use and effective. If our innovations are not responsive to the needs of our customers, they may become dissatisfied and move to alternative solutions, which would harm our reputation and could have a material adverse effect on our business, financial condition and results of operations. If we are unable to predict customer preferences or industry changes, or if we are unable to modify our offerings on a timely basis, we may lose customers. Our operating results would also suffer if our innovations were not appropriately timed with market opportunities or were not effectively brought to market.

Changes in the regulatory environment and general economic condition and other factors in countries in which we have international sales and operations could adversely affect our operations.

We derived approximately 18% and 16% of our revenue from sales outside the United States in 2005 and 2006, respectively. Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	costs and delays in downsizing non-United States workforces, if necessary, as a result of applicable non-United States employment and other laws;

•	the adoption or imposition by foreign countries of additional withholding taxes, other taxes on our income, tariffs, import/export restrictions or other restrictions on international trade or investment, including currency exchange controls;

•	restrictions relating to imports and exports;

•	general economic conditions in the countries in which we operate, which could adversely affect our earnings from operations in those countries;

•	imposition of, or unexpected adverse changes in, international laws or regulatory requirements that may occur, including those pertaining to export duties and quota, trade and employment restrictions;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivables;

•	competition from local suppliers; and

•	political unrest, war or acts of terrorism.

Each of the foregoing risks could reduce our revenue or increase our expenses.

We may increase our sales and marketing efforts to customers outside the United States and open additional offices outside the United States, which would expose us to additional risks associated with international operations.

As part of our future business strategy, we intend to increase our operations outside the United States, including our international sales efforts. We may open additional offices outside the United States in the future. We may not succeed in expanding our sales in international markets, entering new markets and opening additional international offices. International operations and sales subject us to risks and challenges that we would otherwise not face, including:

•	the departure of an employee or employees from an international office, which could have an adverse impact on our operations in that office, given the small number of employees in those offices;

•	lack of day to day supervision of our international offices by our executive staff in the United States;

•	difficulties in selecting effective executive management;

•	the strain that international expansion places on our infrastructure;

•	legal and regulatory restrictions;

•	challenges caused by distance, language and cultural differences;

•	difficulties in developing products and services in different languages and for different cultures;

•	difficulties in managing and staffing international operations;

•	challenges in protecting intellectual property;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	political and economic instability and export restrictions;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings; and

•	higher costs associated with doing business internationally.

These risks could harm our international expansion efforts or other aspects of our business, which would in turn harm the growth of our business.

We are exposed to domestic and international currency fluctuations that could harm our reported revenue and results of operations.

Our primary currency exposures are to fluctuations in exchange rates for the United States dollar versus the euro, British pound, Indian rupee, Australian dollar and the Singapore dollar. Changes in currency exchange rates could adversely affect our reported revenue and expenses and could require us to reduce our prices to remain competitive in international markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in international currency exchange rates and, as a result, we could incur unanticipated gains or losses. We may hedge exposure to changes in international currency exchange rates in the future, but have no current plans to do so.

We use developers in, and outsource certain business processes to, companies located outside of the United States. We may increase our reliance on these developers and outsourcing of business processes in the future, which would expose us to additional risks associated with such activities.

The intellectual property laws applicable to software developed outside of the United States may not be as protective of our rights as the laws of the United States. Other countries’ laws may permit individual developers to assert more or different rights in the software they develop. We may not be able to obtain assignments or waivers of all rights of the individual developers. We may not be able to supervise the software development or services provided outside of the United States as effectively as we would if the software were developed or the services provided in the United States. There may be interpretation issues that arise from working with people who speak languages other than English or for whom English is not their first language. If we are not able to effectively exercise control over the quality of the software or services, problems could arise that could affect the functionality of the software or our customers’ satisfaction with the software or services, which could adversely impact our reputation and have a material adverse effect on our business, financial condition and results of operations.

Unfavorable economic conditions could reduce demand for our products and services.

Unfavorable economic conditions could have a material adverse effect on our business, financial condition and results of operations. In the event of an economic downturn, some of our customers might reduce their capital spending, including spending on software and services, which could negatively impact demand for our products and services, and therefore our revenue. A significant portion of our license revenue is derived from our customers’ need for additional license capacity or module functionality as their businesses grow, and therefore unfavorable economic conditions or developments in the credit markets could negatively impact our revenue. In addition, unfavorable economic conditions would likely make it more difficult to attract new customers than under more favorable economic conditions. We might also have to postpone the introduction of new products or not bring them to market at all. In addition, we might decide to reduce spending on research and development, which could negatively impact our ability to compete in the future. Any of these developments, individually or in combination, could have a material adverse effect on our business, financial condition and results of operations.

We may not receive significant revenue from our research and development efforts for several years, if at all.

We have made a significant investment in developing and improving our software. Our research and development expenditures were $12.1 million, or approximately 27.3% of our total revenue, for 2005, $11.6 million, or approximately 24.2% of our total revenue, for 2006 and $11.6 million or approximately 30.2% of our total revenue, for the nine months ended September 30, 2007. We believe that we must continue to dedicate a significant portion of our resources to research and development efforts to maintain our competitive position, and we plan to do so. However, we may not receive significant revenue from these investments for several years following each investment, if ever.

Our failure or inability to execute any element of our business strategy could materially adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

•	increasing revenue from existing customers;

•	expanding direct and indirect distribution channels;

•	expanding globally;

•	entering financial services markets similar to those we already serve;

•	continuing in our position as a market leader in innovation; and

•	pursuing complementary acquisitions.

We may not succeed in implementing a portion or all of our business strategy and, even if we do succeed, our strategy may not have the favorable impact on operations that we anticipate. In addition, we may not be able to manage the expansion of our operations effectively or achieve the rapid execution necessary to fully avail ourselves of the market opportunity for our products and services. If we are unable to adequately implement our business strategy, we may be unable to grow our business and our financial condition may suffer.

We may be unable to develop and bring products and services to market in a timely manner.

Our success depends in part upon our ability to bring to market the products and services that we have in development and offer new products and services that meet changing customer needs. The time, expense and effort associated with developing and offering these new products and services may be greater than anticipated. The length of the development cycle varies depending on the nature and complexity of the product, the availability of development, product management and other internal resources, and the role, if any, of strategic partners. Our professional services and customer support groups could be strained if many customers were to begin using our next-generation portfolio management solution, ProFinia, over a short period of time. If we are unable to develop and bring additional products and services to market in a timely manner, we could lose market share to competitors who are able to offer these additional products and services, which could harm our business and reputation.

We may not be able to respond to technological changes with new products, which could materially adversely affect our sales and profitability.

The markets for our software and services are characterized by technological changes, changing customer needs, frequent introduction of new software applications and evolving industry standards. The introduction of software applications that embody new technologies or the emergence of new industry standards could make our software obsolete or otherwise unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software, which may become obsolete before we receive any revenue or the amount of revenue that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the asset finance origination and portfolio management software market could be materially adversely affected.

To be successful, we need to anticipate, develop and introduce new software on a timely and cost-effective basis that keeps pace with technological developments and emerging industry standards and that addresses the increasingly sophisticated needs of our customers, as well as their budgets. We may fail to develop or sell software that responds to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction or sale of these applications, fail to develop applications that adequately meet the requirements of the marketplace or achieve market acceptance, or expend more than anticipated to develop commercially viable products. Our failure to develop and market our software and services on a timely basis, or at all, could materially adversely affect our sales and profitability.

Restrictive covenants in our credit facility could limit our operating flexibility.

Our credit facility contains affirmative and negative covenants that limit our ability to take certain actions. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

The credit facility requires us to maintain specified financial ratios and satisfy other financial conditions. The credit facility restricts, among other things and subject to certain exceptions, our ability to:

•	incur additional debt;

•	create liens on property or assets;

•	make certain investments;

•	merge or consolidate with another company or dispose of its business, assets or property;

•	invest capital and advance loans to subsidiaries;

•	pay dividends;

•	enter into sale and leaseback transactions;

•	enter into transactions with affiliates;

•	change the business we conduct; and

•	amend organizational agreements and material contracts.

We have pledged substantially all of our U.S. assets as collateral under our credit facility, and if we default on our obligations, we may have to forfeit some or all of our key assets, including our intellectual property, to our lenders.

Under the Goldman Sachs Credit Facility and related loan documents, we have granted our lenders a security interest and continuing lien over all of our U.S. assets, including, among other things, our intellectual property, inventory and equipment, receivables and inter-company debt, and over the capital stock of our U.S. subsidiaries and United Kingdom holding company. If we are unable to refinance the loans and cannot repay the loans when they become due, this could result in an event of default and an acceleration of our obligations under the credit facility, which could result in our having to forfeit the title to our intellectual property, among other important assets, to our creditors. The loss of any important asset, in particular our intellectual property, could materially adversely affect our business, financial condition and results of operations.

Our ability to repay these loans will depend on our general financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to repay these loans when they become due. If we seek to refinance these loans, we cannot assure you that we will be able to refinance them on substantially similar terms. Any refinancing of the loans could be at higher interest rates and may require us to comply with more onerous covenants, which could restrict our business operations.

Our ability to use net operating loss carryforwards may be limited.

As of December 31, 2006, we had net operating loss carryforwards of approximately $18 million for federal tax purposes. These loss carryforwards expire at various dates through December 31, 2024. To the extent available, we intend to use these net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Our ability to utilize net operating loss carryforwards may be limited by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would be if we were able to use net operating loss carryforwards, which could result in lower profits.

Risks Relating to this Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

Prior to this offering, there has not been a public market for our common stock. Therefore, stockholders should be aware that they cannot benefit from information about prior market history as to their decision to invest. Although it is anticipated that the common stock will be approved for quotation on the Nasdaq Global Market, a trading market may not develop and if such a market does develop, we cannot predict how liquid that market might become or whether it will be maintained. The initial public offering price will be determined by our negotiations with the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, our stockholders may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

The price of our common stock may be volatile.

The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that prevails in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control and may not be related to our operating performance. The price of the common stock may fluctuate as a result of:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of software companies;

•	volume of trading activity in our stock;

•	relatively small float of our outstanding stock;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new solutions, strategic alliances or significant agreements by us or by our competitors;

•	general economic conditions and trends;

•	factors impacting the industry and customers we serve;

•	catastrophic events;

•	sales of large blocks of our stock; or

•	recruitment or departure of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation, regardless of its outcome, could result in substantial cost to us, divert management’s attention from our operations and adversely impact our reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in “Underwriting.” These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have     shares of common stock outstanding based on the number of shares outstanding as of     . This includes the shares we are selling in this offering, which may be resold in the public market immediately. The remaining     shares, or  % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares and	Date Available for Sale
% of Total Outstanding	Into Public Market

shares, or %	On the date of this prospectus.
shares, or %	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Thomas Weisel Partners LLC and Piper Jaffray & Co. can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
shares, or %	Between 180 and days after the date of this prospectus, depending on the requirements of the federal securities laws and subject to extension in certain specified instances referred to above.

Moreover, after this offering, holders of an aggregate of      shares of our common stock as of      will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to lock-up agreements.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $      as of      . As a result, you will experience immediate and substantial dilution in net tangible book value when you buy shares of common stock in the offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. Holders of the common stock will experience further dilution if options, warrants or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

A few significant stockholders exercise significant influence over the direction of our business. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, Schroder Ventures US Fund L.P. 1, Schroder Ventures US Fund L.P. 2, SV (Nominees) Limited as Nominee of Schroder Ventures Investments Limited and Schroder Ventures US Fund Co-Investment Scheme, or “the SV affiliates,” will continue to own a substantial amount of our common stock and will beneficially own approximately     % of the outstanding shares of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. As a result, the SV affiliates will continue to exercise significant influence over matters requiring stockholder approval and our policy and affairs. See “Certain Relationships and Related Party Transactions.”

The concentrated holdings of the SV affiliates and the presence of these funds’ nominees on our board of directors may result in a delay or the deterrence of possible changes in control, which may reduce the market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of IDS more difficult without the approval of our board of directors, including, but not limited to, the following:

•	only our board of directors or holders of at least 30% of our voting power may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	we require advance notice for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of IDS. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

If securities analysts do not publish research or reports about our business or publish negative evaluations of our stock or projections that exceed our results, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If analysts do not publish research or reports about our business, our stock price could decline. In addition, if one or more of the analysts covering us downgrade their evaluations of our stock or publish projections that exceed our results, the price of our stock could decline. If one or more of these analysts cease coverage of IDS, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the Goldman Sachs Credit Facility restricts our ability to pay dividends. If we do not pay cash dividends, you will only receive a return on your investment in the common stock if the market price of the common stock increases before you sell your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus under “Business,” “Business — Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management — Executive Officers and Directors” and “Management — Executive Compensation and Related Information” include “forward-looking statements.” You should not place undue reliance on these statements. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results and could cause actual results to differ materially from those expressed in the forward-looking statements. Some important factors include:

•	changes within the asset finance industry;

•	fluctuation of our quarterly operating results and revenue due to unpredictable license revenue;

•	inability to compete effectively;

•	inability to attract and retain customers;

•	inability to penetrate financial services markets similar to those we already serve; and

•	other factors discussed elsewhere in this prospectus.

In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock being offered by us pursuant to this prospectus at an assumed initial offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $      million. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) net proceeds to us by approximately $      million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares would have a material effect on our uses of the proceeds of this offering, although it may accelerate the timing of attempts to obtain additional capital. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

We intend to use $           of the net proceeds to us from the sale of common stock to repay borrowings outstanding under the Goldman Sachs Credit Facility and to pay related transaction fees and expenses, with the remainder, if any, being used for general corporate purposes and working capital. However, our plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We may also use proceeds from this offering for potential acquisitions of businesses, products or technologies; however, we are not currently a party to any agreement or commitment for any acquisition, and we have no current understandings with respect to any acquisition. Except as we have specifically set forth in this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments. We are required to use the proceeds of this offering to prepay outstanding indebtedness under the Goldman Sachs Credit Facility.

We used the proceeds of the Goldman Sachs Credit Facility and cash on hand to pay a special cash dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders on May 9, 2007 and to pay related fees and expenses of $4.5 million. In addition, we used the proceeds of the Goldman Sachs Credit Facility to repay our outstanding credit facility with Bank of Scotland and to provide cash to fund growth in the business. Borrowings outstanding under the Goldman Sachs Credit Facility, which currently have a stated maturity of April 12, 2012, are divided into a Tranche A term loan (into which we entered on April 12, 2007) with an outstanding balance of $69.1 million, a Tranche B term loan (into which we entered on May 4, 2007) with an outstanding balance of $18.6 million and a revolving loan (which we entered into on April 12, 2007) of $10 million under which we have incurred indebtedness of $2.8 million as of September 30, 2007. The Tranche A term loan bears interest at a fluctuating interest rate by reference to an adjusted London inter-bank offered rate, or “LIBOR,” plus 4.5%. The Tranche B term loan includes a payment in kind, or “PIK,” feature pursuant to which accrued interest is added to the principal amount of the Tranche B term loan. Interest on the revolving loan is calculated using LIBOR plus the margin on the Tranche A term loan or the higher of the U.S. Federal Funds rate and the prime rate plus 3.5%. As of September 30, 2007, borrowings under the Tranche A term loan, the Tranche B term loan and the revolving loan bore interest at 9.88%, 15.50% and 11.25%, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Currently, we intend to retain all available funds for the foreseeable future to support our operations and growth of our business. The Goldman Sachs Credit Facility restricts our ability to pay any dividends. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors.

On May 9, 2007, we paid a special dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders. Investors purchasing common stock in this offering will not receive any payment in connection with this special dividend. We do not currently intend to declare or pay any similar special dividend in the future.

CAPITALIZATION

The following table sets forth our (1) cash and cash equivalents, (2) outstanding indebtedness under our revolving credit facility and (3) capitalization as of September 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance of shares by us at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the application of the net proceeds to us from the offering.

You should read this table together with “Use of Proceeds,” “Prospectus Summary — Summary Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results Operations” and our consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted(1)
	(Dollars in thousands)

Cash and cash equivalents	$2,186	$

Outstanding indebtedness under revolving credit facility	$2,800	$

Current maturities of long-term debt	3,521
Long-term debt, net of current maturities:
Goldman Sachs Credit Facility	84,234
Other long-term debt	1,132
Stockholders’ equity (deficit):
Common stock	39,550
Notes receivable for common stock	(3,271)
Accumulated other comprehensive loss	(403)
Accumulated deficit	(83,991)

Total stockholders’ equity (deficit)	(48,115)

Total capitalization	$40,772	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents decrease total stockholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, common stock and additional paid in capital and decrease total stockholders’ deficit by approximately $ million, assuming that the initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and may change based on the actual initial public offering price.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2007, our actual net tangible book value was approximately $       , or $        per share of common stock outstanding. Actual net tangible book value per share represents the amount of total actual tangible assets less total actual liabilities, divided by the      shares of common stock outstanding at September 30, 2007. After giving effect to the sale of the shares of common stock we are offering, at our assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2007 would have been $       , or $        per share of common stock outstanding. This represents an immediate increase in as adjusted pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2007, before giving effect to this offering	$
Increase in net tangible book value per share after giving effect to this offering

Pro forma as adjusted net tangible book value per share after this offering

Net tangible book value dilution per share to new investors in this offering		$

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2007, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price
	Number	%		Amount	%		Per Share

Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      , or approximately $      per share, and the dilution in pro forma net tangible book value per share to new investors by approximately $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $      million, or $      per share, and the pro forma dilution per share to investors in this offering would be $      per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

Similarly, a decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $      million, or $      per share, and the pro forma dilution per share to investors in this offering would be $      per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The foregoing tables and calculations are based on shares of our common stock outstanding as of September 30, 2007 and:

•	reflects a stock split of for one of our common stock by means of a stock dividend in the amount of shares of common stock for each outstanding share of common stock effected ;

•	excludes shares of common stock issuable upon exercise of all options outstanding under our stock option plans as of September 30, 2007, with a weighted average exercise price of $ per share;

•	excludes an aggregate of shares of common stock reserved for future issuance under our stock option plans as of September 30, 2007; and

•	assumes no exercise of the underwriters’ over-allotment option.

Assuming the exercise in full of these options as of September 30, 2007, the number of shares purchased by existing stockholders would increase to     , total consideration paid by them would increase to $      and the average price per share paid by them would be increased to $      per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2003 and consolidated balance sheet data as of December 31, 2003 and 2004 were derived from our audited consolidated financial statements that do not appear in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Summary financial data for the periods prior to and including July 31, 2003 are referred to as the “Predecessor” financial data and are derived from the combined financial statements of the Predecessor. The information set forth below for the years ended December 31, 2004, 2005 and 2006 and for the period from June 13, 2003 to December 31, 2003 has been restated as set forth in Note 16 within the consolidated financial statements included in this prospectus. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	Predecessor(1)		Successor
		January 1	June 13,
	Year Ended	2003 to	2003 to	Year Ended			Nine Months Ended
	December 31,	July 31,	December 31,	December 31,			September 30,
	2002	2003	2003	2004	2005	2006	2006	2007
				(As Restated)

	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
License revenue	$8,856	$3,307	$4,949	$8,498	$10,225	$12,414	$7,702	$9,020
Software maintenance and support revenue	17,575	10,687	7,750	21,505	21,981	22,346	16,465	18,236
Services and other revenue	15,138	8,947	6,195	11,629	12,160	12,918	9,740	11,243

Total revenue	41,569	22,941	18,894	41,632	44,366	47,678	33,907	38,499

Cost of revenue:
Cost of license revenue	488	196	266	104	197	204	32	366
Cost of software maintenance, services and other	14,452	9,548	6,804	13,500	13,143	12,621	9,368	10,504
Depreciation and amortization related to cost of revenue	393	222	2,159	6,132	6,110	6,228	4,659	4,671

Total cost of revenue	15,333	9,966	9,229	19,736	19,450	19,053	14,059	15,541

Gross profit	26,236	12,975	9,665	21,896	24,916	28,625	19,848	22,958

Operating expenses:
Research and development	10,369	2,902	2,979	11,780	12,096	11,550	8,036	11,625
General and administrative	4,891	3,334	2,174	5,375	5,862	6,419	5,134	8,904
Sales and marketing	3,909	3,061	1,801	4,574	4,902	4,845	3,568	4,389
Depreciation and amortization	1,259	569	709	1,059	928	1,297	918	1,174
Restructuring charges and other expenses	1,106	2,638	526	438	1,316	1,322	320	2,065
Goodwill impairment	55,642	—	—	—	—	—	—	—

Total operating expenses	77,176	12,504	8,189	23,226	25,104	25,433	17,976	28,157

Income (loss) from operations	(50,940)	471	1,476	(1,330)	(188)	3,192	1,872	(5,199)

Other expense:
Interest expense net	1,600	561	395	979	1,135	1,506	1,116	5,073
Loss on early extinguishment of debt	—	—	294	331	—	—	—	—

Total other expense	1,600	561	689	1,310	1,135	1,506	1,116	5,073

	Predecessor(1)		Successor
		January 1	June 13,
	Year Ended	2003 to	2003 to	Year Ended			Nine Months Ended
	December 31,	July 31,	December 31,	December 31,			September 30,
	2002	2003	2003	2004	2005	2006	2006	2007
				(As Restated)

	(Dollars in thousands)
Income (loss) from continuing operations before taxes	(52,540)	(90)	787	(2,640)	(1,323)	1,686	756	(10,272)
Income tax provision (benefit)	(32)	12	142	(576)	700	90	67	640

Net income (loss) from continuing operations	(52,508)	(102)	645	(2,064)	(2,023)	1,596	689	(10,912)

Loss from discontinued operations	(1,250)	(1,211)	(767)	(391)	(1,046)	(961)	(579)	(930)

Net income (loss)	$(53,758)	$(1,313)	$(122)	$(2,455)	$(3,069)	$635	$110	$(11,842)

	Predecessor(1)		Successor
	As of	As of	As of				As of
	December 31,	July 31,	December 31,				September 30,
	2002	2003	2003	2004	2005	2006	2007
				(As Restated)

				(Dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$2,175	$2,186	$1,926	$1,002	$1,238	$436	$2,186
Current assets	16,998	33,038	26,827	26,532	23,152	34,069	20,120
Total assets	63,465	95,093	90,146	83,915	75,052	80,614	66,242
Current liabilities	26,660	45,578	40,235	37,674	36,529	35,047	23,845
Total long-term liabilities	15,350	20,248	20,206	18,336	13,728	20,017	90,512
Total stockholders’ equity (deficit)	21,455	29,267	29,705	27,905	24,795	25,550	(48,115)

(1)	On June 13, 2003, we incorporated for the purpose of purchasing IDS Group plc. On July 31, 2003 we acquired 50% of the outstanding common stock of IDS Group plc and began consolidating their results in our financial statements. Summary financial data for the periods prior to and including July 31, 2003 are referred to as the “Predecessor” financial data and are derived from the combined financial statements of IDS Group plc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion gives effect to the restatement as discussed in Note 16 within the consolidated financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” You should read the following discussion together with the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Consolidated Financial Data” and our audited annual consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We are a leading provider of software and services used by financial institutions and equipment manufacturers to automate and improve the asset finance origination process and manage the associated accounting, administration and compliance requirements of an asset finance portfolio. We provide our solutions globally to approximately 250 customers, including the equipment finance units of commercial banks and other financial service providers, as well as the finance divisions of equipment manufacturers. Our customers include Caterpillar Financial Services Corp., CIT Group (NJ) LLC, Citicorp North America, Inc. and Verizon Credit Inc., along with many other financial institutions and equipment manufacturers.

We recorded revenue of $41.6 million in 2004, $44.4 million in 2005 and $47.7 million in 2006, representing increases of 6.6% from 2004 to 2005 and 7.5% from 2005 to 2006. We have noted several trends that we believe are significant to understanding our financial condition and results of operations, including:

•	Acceleration of license revenue growth. Since 2004, revenue from high margin software license fees has grown significantly. Software license revenue totaled $8.5 million in 2004, $10.2 million in 2005 and $12.4 million in 2006, representing increases of 20.3% from 2004 to 2005 and 21.4% from 2005 to 2006.

•	Improvement in margin. Since 2004, gross profit as a percentage of revenue, or “gross margin,” has improved due in part to a shift in our revenue mix toward higher margin license revenue, which increased from 20.4% of total revenue in 2004 to 26.0% of total revenue in 2006, along with cost efficiencies realized by us as our business has grown. Gross margin as a percentage of revenue was 52.6%, 56.2% and 60.0% in 2004, 2005 and 2006, respectively. Consolidated Adjusted EBITDA, as defined in our credit agreement and described in “Prospectus Summary — Other Financial Data,” as a percentage of revenue was 15.9%, 19.9% and 26.6% in 2004, 2005 and 2006, respectively.

•	Continued investment in new product development. We have made substantial investments and continue to invest in research and development, both to expand functionality of our existing product offerings and to develop next-generation software offerings. Research and development as a percentage of revenue was 28.3%, 27.3% and 24.2% for 2004, 2005 and 2006, respectively.

We expect to generate future revenue growth from a combination of the following factors:

•	growth in size and complexity of our existing customers’ asset finance portfolios, which we expect will drive their need for additional licenses and new modules;

•	sales of new software licenses to existing customers for our next-generation software products;

•	sales of software licenses to new customers in financial services markets similar to those we already serve;

•	expansion of our international operations, particularly in support of existing multinational customers; and

•	provision of software maintenance and support, implementation and custom enhancement services in connection with the sale of new software licenses.

April 2007 Recapitalization

In the second quarter of 2007, we entered into the Goldman Sachs Credit Facility, a credit facility that consists of (1) a $70 million Tranche A term loan due and payable by April 12, 2012, (2) a $17.5 million Tranche B term loan due and payable by April 12, 2012 and (3) a $10 million five-year revolving credit facility. The proceeds from the Goldman Sachs Credit Facility were used to repay outstanding indebtedness under our credit facility with Bank of Scotland, to provide a special cash dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders on May 9, 2007 and to pay related fees and expenses of $4.5 million, and to provide cash to fund growth in the business. As of September 30, 2007, the principal amounts outstanding under the Goldman Sachs Credit Facility were $69.1 million under the Tranche A term loan, $18.6 million under the Tranche B term loan and $2.8 million under the revolving credit facility.

Sources of Revenue

We generate revenue through a combination of upfront software license fees, recurring software maintenance and support fees and fees from the provision of professional and other services. We market and sell our solutions primarily through a commission-based sales force. We also sell our solutions through resellers who represent our software solutions to potential customers and provide implementation and software maintenance and support services to customers.

License Revenue

We generate license revenue from the licensing of our software products to our customers and from the licensing of third party products in conjunction with our own software products. Revenue from license fees increased 20.3% from 2004 to 2005 and 21.4% from 2005 to 2006, and accounted for 20.4%, 23.0% and 26.0% of total revenue in 2004, 2005 and 2006, respectively.

We have developed a flexible pricing model that scales as a function of our customers’ volume of leases and loans, number of concurrent users and evolving functionality requirements, which we believe has contributed to increases in our license revenue. While we are typically the premium priced solution relative to our competitors, our model allows us to offer a competitive entry price point, creating low barriers to adoption by potential customers and generating additional revenue as our customers grow.

Our ability to generate license revenue depends on many factors outside our control, including, among other things, a lengthy sales cycle and our customers’ decision-making processes and budgetary considerations. As a result, license revenue can fluctuate significantly quarter to quarter within a year and in comparable quarters year over year. Additionally, individual license transactions are occasionally very large relative to our typical license transactions and often unpredictable, which can also cause significant fluctuations in our revenue.

Software Maintenance and Support Revenue

We also generate a significant portion of our revenue by providing our customers with software maintenance and support services comprised of unspecified software upgrades on a when-and-if available basis and product support comprised of telephone and online technical support. Software maintenance and support is generally purchased with the initial software license, priced as a percentage of the license fee, and is renewable annually. We typically invoice our customers for software maintenance and support services a year in advance in December for payment in January of each year. Over the past six years, we have maintained an average maintenance renewal rate on our flagship product InfoLease of approximately 95%. Software maintenance and support revenue accounted for 51.7%, 49.5% and 46.9% of total revenue for 2004, 2005 and 2006, respectively.

Services and Other Revenue

We also generate revenue from services and other sources, which consist of professional and custom enhancement services and other services. Professional and enhancement services consist of project planning and management, implementation and testing of software, user training, consulting and custom development in response to specific customer requirements. We provide professional and enhancement services on a time and materials basis and recognize revenue when these services are performed. Services and other revenue also includes the revenue from unique product and service offerings in the United Kingdom focused on vehicle leasing and inventory management, marketed as DataDirect and CreditLine Plus. Services and other revenue accounted for 27.9%, 27.4% and 27.1% of total revenue for 2004, 2005 and 2006, respectively.

Cost of Revenue

Cost of license revenue consists of the cost of third party software licensed in conjunction with the licensing of our own software, as well as fees paid to resellers of our software. Cost of software maintenance and support services revenue consists of employee compensation and benefit expenses associated with providing customer support and professional services, as well as travel expenses. Depreciation and amortization related to cost of revenue includes depreciation on assets used in providing customer support, services and other revenue, as well as the amortization of intangibles associated with acquired software.

Operating Expenses

Operating expenses are classified as research and development, general and administrative, sales and marketing, depreciation and amortization and restructuring charges and other expenses.

Research and Development

Research and development consists of employee compensation and benefit expenses associated with internal development and enhancement of our product offerings, including product management, design, architecture development, quality assurance and programming, as well as payments to outside contractors in support of our development efforts. We intend to continue to invest significantly in research and development to expand functionality and improve performance of our existing and new product offerings. Research and development expenses may fluctuate from year to year based on our market-driven product roadmaps, development priorities and the capitalization of investments made in connection with certain current and future development projects.

General and Administrative

General and administrative consists of employee compensation and benefit expenses for our executive, finance, human resources, legal and information technology personnel as well as accounting and legal professional fees and other corporate expenses. We expect general and administrative expenses to increase in 2008 and some period thereafter as we incur incremental expense associated with being a publicly traded company and invest in infrastructure to support the growth of our business. In particular, we will incur costs to implement, improve and maintain both new and existing financial systems and to hire additional personnel to enable us to meet our financial reporting and regulatory compliance requirements, including those under the Sarbanes-Oxley Act of 2002.

Sales and Marketing

Sales and marketing expenses consist of employee compensation and benefit expenses of our direct and inside sales forces, as well as our marketing department. They also include any expenses incurred in promotional or marketing activities, such as participation in trade shows, production and placement of advertising and print materials and expenses associated with operating our website. We expect sales and marketing expenses to increase as we pursue opportunities in financial services markets similar to those we already serve and increase our sales efforts within and outside the United States.

Depreciation and Amortization

Depreciation and amortization expenses consist of depreciation expense, which primarily relates to computer equipment deployed in support of our development and administrative support organizations and leasehold improvements on our global facilities.

Restructuring Charges and Other Expenses

Our primary restructuring charges and other expenses include severance costs for staff reductions, expenses incurred in connection with the termination of executive officers under employment agreements, costs related to vacated leased facilities and costs incurred in connection with a strategic transaction that we decided not to pursue.

Discontinued Operations

We have decided that further investment in our FleetWare software product, which we offered primarily in the United Kingdom, is not consistent with our operating strategies. As a result, we account for the results of operations for FleetWare as discontinued operations within our financial statements, with revenue and expenses having been reclassified out of continuing operations and included in the discontinued operations in the statement of operations.

Critical Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States. In preparing financial statements in conformity with accounting principles generally accepted in the United States, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.

We have identified the following critical accounting policies that we believe are essential to an understanding of our consolidated financial statements. These accounting policies require management to make complex and subjective judgments. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. These factors could have a material impact on the presentation of our financial condition or results of operations.

Revenue Recognition

We generate revenue through a combination of upfront software license fees from the licensing of software products, recurring software maintenance and support, and fees from the provisions of professional and other services.

License Revenue

We generate license revenue from the licensing of our software products to our customers and from the licensing of third party products in conjunction with our own software products. License revenue is recognized in accordance with the American Institute of Certified Public Accountants Statement of Position, or “SOP,” 97-2, Software Revenue Recognition, as amended by SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition.

For software licensing arrangements that include multiple elements, such as arrangements that include a license of software products and/or maintenance or services, we allocate the total fee payable by our customer among the elements using the residual method. Under the residual method, the fair value of the undelivered maintenance and service elements, as determined by vendor-specific objective evidence, or “VSOE,” is deferred and the remaining, or residual, arrangement fee is recognized as software license revenue. For software license arrangements for which we do not have VSOE for the undelivered elements, all revenue is deferred until the earlier of the time we determine that VSOE is present for the undelivered elements and the time that all elements have been delivered.

Typically, our software is licensed “off the shelf,” without significant modification or customization. Where our services are essential to the functionality of the software or another element of a contract, such as conducting custom software development as part of a software license sale, we recognize all related revenue using the “percentage-of-completion” method. This is normally measured based on the number of total hours of services performed compared to an estimate of the total hours to be incurred.

We recognize revenue from license fees when (1) a noncancelable agreement has been executed, (2) the product has been shipped or electronically delivered, (3) there are no uncertainties surrounding product acceptance, (4) the fee is fixed or determinable, and (5) collection of the related receivable is considered probable. If the fee payable from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If we do not consider collection to be probable, we recognize revenue when the fee is collected. The vast majority of our licenses are sold on a perpetual basis.

Software Maintenance and Support Revenue

Software maintenance and support is generally purchased with the initial software license, priced as a percentage of the license fee and is renewable annually. Software maintenance and support agreements are generally based on the calendar year. We typically invoice our customers for software maintenance and support services a year in advance in December for payment in January of each year. Revenue allocable to software maintenance and support is generally recognized ratably over the term of the agreement.

Services and Other Revenue

Revenue from services and other is recognized as the services are provided or, if applicable, as acceptance criteria are met.

Allowance for Doubtful Accounts

Accounts receivable are stated at the amount we expect to collect from our customers based on their outstanding invoices. We review accounts receivable regularly to determine if any receivable will potentially be uncollectible in whole or in part. We estimate the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. We make these estimates by analyzing the status of past due receivables and by establishing specific provisions for estimated losses when the receivable is judged to be uncollectible in whole or in part. After we have exhausted our collection efforts, the outstanding receivable is written off against the allowance.

Stock-Based Compensation

In December 2004, the FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or “SFAS 123R,” which revised Statement of Financial Accounting Standards, or “SFAS,” No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion, or “APB,” No. 25, Accounting for Stock Issued to Employees. This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. We adopted the standard using the prospective transition method, which requires the application of the accounting standard to all share-based awards issued or modified on or after the date of adoption.

Prior to January 1, 2006, we accounted for stock-based compensation in accordance with APB 25, and related interpretations, while we accounted for options granted to non-employees in accordance with SFAS No. 123, and related interpretations. In 2004, 2005 and 2006, we recognized compensation expense of approximately $5,000, $14,000 and $56,000 respectively, for options issued to non-employees. No options were granted during 2006. Had compensation costs for employee transactions been determined based on fair value at the grant date for awards in 2004 and 2005, consistent with the provisions of

SFAS No. 123, our net loss would have been changed to the pro forma amounts indicated below (in thousands):

	2004	2005

Net loss — as reported	$(2,455)	$(3,069)
Stock-based compensation expense determined using the fair value based method for all awards	(94)	3

Net loss — pro forma	$(2,549)	$(3,066)
Basic and diluted income per common share
As reported	(24.54)	(30.50)
Pro forma	(25.48)	(30.47)

Accruing compensation expense may require estimates, and adjustments of those estimates in later periods may be necessary. During 2005 and 2006, certain stock options were forfeited as certain employee obligations were not satisfied; therefore, the estimate of compensation expense in previous periods was reversed in the period of forfeiture.

The weighted-average fair value of each option granted in employee transactions was approximately $239,000 and $161,000 for 2004 and 2005, respectively. The fair value of employee stock options was estimated at the grant date using the Black-Scholes option pricing model by applying the following assumptions:

	December 31,
	2004	2005

Dividend yield	0.00%	0.00%
Volatility(1)	0.00%	0.00%
Expected life	5 years	4 years
Risk-free rate of return	3.42%	3.28-4.36%

(1)	Under SFAS No. 123, for purposes of option valuation, the volatility for non-public companies was considered to be zero.

We recognized an expense of approximately $4 million during the nine months ended September 30, 2007 in relation to the exercise of options to purchase approximately 4,657 shares of common stock in May 2007. Due to the incurrence of debt and associated payment of a special dividend contemplated by our board of directors at the time that these options were granted (see Note 10 to our consolidated financial statements and related notes, which are included elsewhere in this prospectus), we utilized the Binomial option pricing model in determining the fair value of options granted during 2007. The Binomial option pricing model is generally considered to be more accurate than the Black-Scholes option pricing model in situations where there is more than one source of variability, such as dividend payments. The fair value of the shares of common stock underlying these options was estimated at the grant date to be $851 by applying the following assumptions:

2007

Dividend yield	0.00%
Volatility	17.35%
Expected life	1 week
Risk-free rate of return	4.81%

In April 2007, our board of directors accelerated the vesting of options to purchase approximately 2,350 shares held by our employees, directors and former directors in anticipation of a special dividend being made to stockholders in May 2007. Under SFAS 123R, significant modifications to existing option awards require a remeasurement of the value of the awards as modified, and the recording of any incremental expense over the revised expected life of the awards. As the options were vested in anticipation of immediate exercise, we recorded the entire expense of approximately $1.4 million in relation to the modification of these option awards.

All of the option awards outstanding and vested at the end of April 2007 were exercised at that time. We elected to facilitate these exercises by accepting promissory notes as payment for the exercises from the option holders. In accordance with SFAS 123R, these notes will be classified as a reduction of equity until redeemed. At September 30, 2007, approximately $3.3 million remained classified as equity.

Shares purchased under these option awards remain bound by a subscription agreement that confers certain rights to and restrictions on the stockholders until such time as our shares have been made available for sale to the public in the United States pursuant to an underwritten public offering of common stock. See Note 14 to our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. Until the offer and sale of shares are registered, we and the primary stockholders retain certain rights of first refusal on any other sale or transfer of shares. Under certain limited circumstances, we can be compelled to repurchase the shares from stockholders upon the death, disability or retirement of the stockholder at fair market value as reasonably determined by our board of directors.

The following table sets forth, for each of the periods indicated, the amount of stock-based compensation attributable to each of the following categories:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Cost of software maintenance, services and other	$—	$—	$—	$—	$282
Research and development	—	—	—	—	950
General and administrative	5	14	56	42	3,732
Sales and marketing	—	—	—	—	380

Total stock-based compensation	$5	$14	$56	$42	$5,344

Goodwill

Our goodwill arose from the acquisition of the common stock of our predecessor in 2003, accounted for as a purchase under SFAS No. 141, Business Combinations. See Note 1 to our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We account for goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is not amortized but must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The first step of the impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill and intangible assets with indefinite lives. If fair value exceeds book value, goodwill is not considered impaired, and the second step of the impairment test is unnecessary. If book value exceeds fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. For this step the implied fair value of the goodwill is compared with the book value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss would be recognized in an amount equal to that excess. Any loss recognized cannot exceed the carrying amount of goodwill. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited once the measurement of that loss is completed. We completed our annual goodwill impairment assessments in October of 2005 and 2006 for each respective year. Goodwill was not impaired and no impairment charges have been recorded.

Intangible Assets

Intangible assets include purchased developed software and purchased customer relationships and trademarks. Amortization of these definite-lived intangible assets is computed using the straight-line method over the estimated useful lives of the related assets, which range from five to 10 years.

Research and Development

Research and development expenditures, which include software development and enhancement costs, have generally been expensed as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs once technological feasibility is established. Historically, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, we historically have not capitalized any software development costs other than purchased software, though we will do so in the future for relevant investment spending that meets capitalization guidelines.

Income Taxes

We calculate income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes. Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to settle or be realized. We have operations in various locations outside of the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in various locations and the applicable rates. Tax rate changes are reflected in income during the period such changes are enacted. As part of this process, assessments are made as to the likelihood that deferred tax assets will be realized from future taxable income. When, based on these assessments, it is determined that the realization of a deferred tax asset is not “more likely than not,” a valuation allowance is established. The determination of the need for a valuation allowance is based upon a number of assumptions, judgments and estimates, including historical operating results, forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent that a valuation allowance is established or adjusted in a period the change is reflected with a corresponding increase or decrease to the tax provision in the consolidated statements of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109, or “FIN No. 48.” FIN No. 48 creates a single model to address accounting for uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Specifically, under FIN No. 48, the tax benefits from an uncertain tax position may be recognized only if it is “more likely than not” that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. FIN No. 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting interim periods, disclosure and transition.

Effective January 1, 2007, the beginning of our fiscal year, we adopted FIN No. 48. FIN No. 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. First, the tax position is evaluated for recognition by determining if it is “more likely than not” that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. If the tax position is deemed “more likely than not” to be sustained, the tax position is then assessed to determine the amount of the benefit to be recognized in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

The adoption of FIN No. 48 resulted in a reclassification of $300,000 of gross unrecognized tax benefits from accrued expenses to uncertain tax positions within deferred rent and other long-term liabilities. At September 30, 2007, our total unrecognized tax benefits were $300,000. Our policy is to record interest expense and penalties within the provision for income taxes on our consolidated statements of operations. As of the adoption of FIN No. 48, $14,000 of interest expense has been included in the gross amount of the unrecognized tax benefits. There were no changes in the total of unrealized tax benefits as of January 1, 2007 due to the adoption of FIN No. 48. Our unrecognized tax benefits at September 30, 2007 relate to various foreign and state jurisdictions.

When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Results of Operations

The following table sets forth summary consolidated financial information for each of the periods indicated. The information set forth below for the years ended December 31, 2004, 2005 and 2006 have been restated as set forth in our consolidated financial statements and related notes included in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Consolidated Statement of Operations Data:
Revenue:
License revenue	$8,498	$10,225	$12,414	$7,702	$9,020
Software maintenance and support revenue	21,505	21,981	22,346	16,465	18,236
Services and other revenue	11,629	12,160	12,918	9,740	11,243

Total revenue	41,632	44,366	47,678	33,907	38,499

Cost of revenue:
Cost of license revenue	104	197	204	32	366
Cost of software maintenance, services and other(1)	13,500	13,143	12,621	9,368	10,504
Depreciation and amortization related to cost of revenue	6,132	6,110	6,228	4,659	4,671

Total cost of revenue	19,736	19,450	19,053	14,059	15,541

Gross profit	21,896	24,916	28,625	19,848	22,958

Operating expenses:
Research and development(1)	11,780	12,096	11,550	8,036	11,625
General and administrative(1)	5,375	5,862	6,419	5,134	8,904
Sales and marketing(1)	4,574	4,902	4,845	3,568	4,389
Depreciation and amortization	1,059	928	1,297	918	1,174
Restructuring charges and other expenses	438	1,316	1,322	320	2,065

Total operating expenses	23,226	25,104	25,433	17,976	28,157

Income (loss) from operations	(1,330)	(188)	3,192	1,872	(5,199)

Other expense:
Interest expense — net	979	1,135	1,506	1,116	5,073
Loss on early extinguishment of debt	331	—	—	—	—

Total other expense	1,310	1,135	1,506	1,116	5,073

Income (loss) from continuing operations before taxes	(2,640)	(1,323)	1,686	756	(10,272)

Income tax provision (benefit)	(576)	700	90	67	640

Net income (loss) from continuing operations	(2,064)	(2,023)	1,596	689	(10,912)

Loss from discontinued operations	(391)	(1,046)	(961)	(579)	(930)

Net income (loss)	$(2,455)	$(3,069)	$635	$110	$(11,842)

(1)	The following table sets forth, for each of the periods indicated, the amount of stock-based compensation attributable to each of the following categories:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Cost of software maintenance, services and other	$—	$—	$—	$—	$282
Research and development	—	—	—	—	950
General and administrative	5	14	56	42	3,732
Sales and marketing	—	—	—	—	380

Total stock-based compensation	$5	$14	$56	$42	$5,344

The following table sets forth, for each of the periods indicated, the percentage of total revenue represented by certain items in our consolidated statements of operations:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007

Revenue:
License revenue	20.4%	23.0%	26.0%	22.7%	23.4%
Software maintenance and support revenue	51.7	49.5	46.9	48.6	47.4
Services and other revenue	27.9	27.4	27.1	28.7	29.2

Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of license revenue	0.2	0.4	0.4	0.1	1.0
Cost of software maintenance, services and other	32.4	29.6	26.5	27.6	27.3
Depreciation and amortization related to cost of revenue	14.7	13.8	13.1	13.7	12.1

Total cost of revenue	47.4	43.8	40.0	41.5	40.4
Gross profit	52.6	56.2	60.0	58.5	59.6
Operating expenses:
Research and development	28.3	27.3	24.2	23.7	30.2
General and administrative	12.9	13.2	13.5	15.1	23.1
Sales and marketing	11.0	11.0	10.2	10.5	11.4
Depreciation and amortization	2.5	2.1	2.7	2.7	3.0
Restructuring charges and other expenses	1.1	3.0	2.8	0.9	5.4

Total operating expenses	55.8	56.6	53.3	53.0	73.1
Income (loss) from operations	(3.2)	(0.4)	6.7	5.5	(13.5)
Other expense:
Interest expense, net	2.4	2.6	3.2	3.3	13.2
Loss on early extinguishment of debt	0.8	—	—	—	—

Total other expense	3.1	2.6	3.2	3.3	13.2

Income (loss) from continuing operations before taxes	(6.3)	(3.0)	3.5	2.2	(26.7)
Income tax provision (benefit)	(1.4)	1.6	0.2	0.2	1.7

Net income (loss) from continuing operations	(5.0)	(4.6)	3.3	2.0	(28.3)

Loss from discontinued operations	(0.9)	(2.4)	(2.0)	(1.7)	(2.4)

Net income (loss)	(5.9)%	(6.9)%	1.3%	0.3%	(30.8)%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2007

Revenue

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Revenue	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

License revenue	$7,702	22.7%	$9,020	23.4%	$1,318	17.1%
Software maintenance and support revenue	16,465	48.6	18,236	47.4	1,771	10.8
Services and other revenue	9,740	28.7	11,243	29.2	1,503	15.4

Total	$33,907	100.0%	$38,499	100.0%	$4,592	13.5%

Total revenue increased $4.6 million, or 13.5%, from $33.9 million in 2006 to $38.5 million in 2007. License revenue increased $1.3 million, or 17.1%, from $7.7 million in 2006 to $9.0 million in 2007, driven by growth in our customers’ lease portfolios for which they required additional license capacity and new modules. Software maintenance and support revenue increased by $1.8 million, or 10.8%, from $16.5 million in 2006 to $18.2 million in 2007, driven by the expansion of our installed software base in 2006 and the first nine months of 2007. Services and other revenue grew by $1.5 million, or 15.4%, from $9.7 million in 2006 to $11.2 million in 2007, an increase driven by increased services in support of customer software implementations.

Cost of Revenue and Gross Profit

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Cost of Revenue and Gross Profit	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Cost of license revenue	$32	0.1%	$366	1.0%	$334	N/M
Cost of software maintenance, services and other	9,368	27.6	10,504	27.3	1,136	12.1
Depreciation and amortization related to cost of revenue	4,659	13.7	4,671	12.1	12	0.3

Total	$14,059	41.5%	$15,541	40.4%	$1,482	10.5%

Gross profit	$19,848	58.5%	$22,958	59.6%	$3,110	15.7%

Cost of revenue increased by $1.5 million, or 10.5%, from $14.1 million in 2006 to $15.5 million in 2007. Cost of license revenue increased by $0.3 million, driven by a commission paid to a software reseller for its support in a license transaction, along with increased costs resulting from increased volume of third party software we licensed in conjunction with our own software. Cost of software maintenance, services and other revenue increased by $1.1 million, or 12.1%, from $9.4 million in 2006 to $10.5 million in 2007, associated with increased employee-related expenses and travel expenses to support a larger number of customer software implementations, as well as $0.3 million of non-cash stock compensation expense recorded in the second quarter of 2007 as a result of the acceleration of vesting of outstanding stock options. Depreciation and amortization expenses totaled $4.7 million in 2007, relatively unchanged from 2006. Amortization of intangibles associated with purchased software accounted for $3.7 million of total depreciation and amortization expenses in both 2006 and 2007.

Gross profit increased by $3.1 million, or 15.7%, from $19.8 million in 2006 to $23.0 million in 2007, as costs grew at a slower rate than revenue. Gross margin improved from 58.5% in 2006 to 59.6% in 2007 as a result of a change in mix toward high margin license sales, which grew as a percentage of total revenue from 22.7% in 2006 to 23.4% in 2007.

Operating Expenses

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Operating Expenses	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Research and development	$8,036	23.7%	$11,625	30.2%	$3,589	44.7%
General and administrative	5,134	15.1	8,904	23.1	3,770	73.4
Sales and marketing	3,568	10.5	4,389	11.4	821	23.0
Depreciation and amortization	918	2.7	1,174	3.0	256	27.9
Restructuring charges and other expenses	320	0.9	2,065	5.4	1,745	N/M

Total	$17,976	53.0%	$28,157	73.1%	$10,181	56.6%

Operating expenses increased by $10.2 million, or 56.6%, from $18.0 million in 2006 to $28.2 million in 2007. Major factors driving this increase included $5.1 million of non-cash stock compensation expense recorded in the second quarter of 2007 as a result of the acceleration of vesting on outstanding stock options, an increase of $1.7 million in restructuring charges and other expenses primarily resulting from a $1.5 million non-cash charge for the abandonment of leased space in the U.K. and investment in our research and development capabilities primarily associated with the expansion of our research capacity in Bangalore, India.

Research and development expenses increased by $3.6 million, or 44.7%, from $8.0 million in 2006 to $11.6 million in 2007, due to the addition of 40 employees over that 12-month period in our research and development operations, primarily in Bangalore, India. A $1.0 million of non-cash stock compensation expense recorded in the second quarter of 2007 also contributed to the increase in research and development expenses.

General and administrative expenses increased by $3.8 million, or 73.4%, from $5.1 million in 2006 to $8.9 million in 2007, due to a $3.7 million non-cash stock compensation expense recorded in the second quarter as a result of accelerated vesting of outstanding stock options, as well as a reserve we established for doubtful accounts related to one customer’s financial difficulties, which was offset by savings in compensation costs associated with eliminating certain administrative positions early in 2007.

Sales and marketing expense increased by $0.8 million, or 23.0%, from $3.6 million in 2006 to $4.4 million in 2007. Of that increase, $0.4 million resulted from non-cash stock compensation expenses recorded in the second quarter of 2007 as a result of accelerated vesting of options, while the balance reflected increased sales and marketing spending by us as our business has grown.

Depreciation and amortization expenses increased $0.3 million, or 27.9%, from $0.9 million in 2006 to $1.2 million in 2007, reflecting depreciation associated with the expansion of our Bangalore, India research and development facility and related information technology infrastructure.

We recorded restructuring charges and other expenses of $0.3 million in 2006 as a result of employee-related costs resulting from a reduction in force and a payment we made to settle litigation. We recorded restructuring charges and other expenses of $2.1 million in 2007. The increase was the result of a $1.6 million non-cash charge recorded due to the abandonment of leased space in the United Kingdom, a $0.2 million loss on sub-leased space in the United States and $0.2 million in employee-related costs incurred as a result of a reduction in force.

Income (Loss) From Operations

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Income (Loss) from Operations	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$1,872	5.5%	$(5,199)	(13.5)%	$(7,071)	N/M

Income (loss) from operations decreased by $7.1 million, with income from operations of $1.9 million in 2006 as compared to a loss from operations of $5.2 million in 2007. The primary factors contributing to the year over year change were a $3.1 million increase in gross profit driven by increased revenue and improved gross margins, which was offset by $5.3 million of non-cash stock compensation expense recorded in the second quarter of 2007, a $1.7 million increase in restructuring charges and other expenses related to the abandonment of office space in the United Kingdom and a $2.6 million increase in expenses in 2007, excluding non-cash stock compensation expenses in our research and development operations.

Interest Expense

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Interest Expense	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$1,116	3.3%	$5,073	13.2%	$3,957	N/M

Interest expense increased by $4.0 million in 2007, from $1.1 million in 2006 to $5.1 million in 2007. This increase was attributable to the increase in aggregate indebtedness as a result of our entry into the Goldman Sachs Credit Facility.

Income Tax Provision (Benefit)

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Income Tax Provision (Benefit)	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$67	0.2%	$640	1.7%	$573	N/M

Our net provision for income taxes increased by $0.6 million, from $0.1 million in 2006 to $0.6 million in 2007. The provision for income taxes consists of amounts accrued for our estimated federal, state and international tax liabilities, and the change in deferred tax assets and liabilities. A significant element of our tax provision in both 2006 and 2007 was a $0.5 million non-cash charge resulting from the recognition of a deferred tax liability related to the tax deduction of goodwill amortization not deductible in our consolidated financial statements. In 2006, this charge was offset by a benefit of $0.6 million relating to the recognition of deferred tax assets in our Australian operations.

With the exception of the $0.6 million Australian tax benefit recorded in 2006, we have not recorded an income tax benefit from the recognition of deferred tax assets in any of the periods presented, primarily due to continued uncertainty regarding our ability to realize these tax assets. Based upon available evidence, there has been sufficient uncertainty regarding the ability to realize our deferred tax assets to warrant a significant valuation allowance in our consolidated financial statements. Based on our estimates for 2007 and beyond, we believe the uncertainty regarding the ability to realize our deferred tax assets may diminish to the point where further recognition of our deferred tax assets may be warranted. If we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would be recorded in the period when such determination is made.

Loss from Discontinued Operations

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Loss from Discontinued Operations	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(579)	(1.7)%	$(930)	(2.4)%	$(351)	(60.6)%

We recorded a loss from discontinued operations of $0.6 million in 2006 and $0.9 million in 2007, as we decided that further investment in our FleetWare software product offering was not consistent with our operating strategies. As a result, we account for the results of operations for FleetWare as discontinued operations within our financial statements, with revenue and expenses having been reclassified out of continuing operations and included in the discontinued operations in the statement of operations.

Net Income (Loss)

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
Net Income (Loss)	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$110	0.3%	$(11,842)	(30.8)%	$(11,952)	N/M

We recorded net income of $0.1 million in 2006, as compared to a net loss of $11.8 million in 2007. The primary factors contributing to the net loss in 2007 were a $7.1 million reduction in income from operations, $5.3 million of which was stock-based compensation expense, a $4.0 million increase in interest expense, a $0.4 million increase in our loss from discontinued operations and a $0.5 million increase in our net provision for income taxes.

2005 Compared to 2006

Revenue

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Revenue	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

License revenue	$10,225	23.0%	$12,414	26.0%	$2,189	21.4%
Software maintenance and support revenue	21,981	49.5	22,346	46.9	365	1.7
Services and other revenue	12,160	27.4	12,918	27.1	758	6.2

Total	$44,366	100.0%	$47,678	100.0%	$3,312	7.5%

Total revenue increased $3.3 million, or 7.5%, from $44.4 million in 2005 to $47.7 million in 2006. License revenue increased $2.2 million, or 21.4%, from $10.2 million in 2005 to $12.4 million in 2006, with growth driven by the additional capacity requirements of existing customers and the addition of new customers. Software maintenance and support revenue increased $0.4 million, or 1.7%, from $22.0 million in 2005 to $22.3 million in 2006, with increases associated with growth in our installed software base offset in part by a $0.6 million decline in one customer’s maintenance revenue year over year due to the sale of a portion of its loan portfolio. Services and other revenue grew by $0.8 million, or 6.2%, from $12.2 million in 2005 to $12.9 million in 2006, driven by increased services in support of customer software implementations.

Cost of Revenue and Gross Profit

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Cost of Revenue and Gross Profit	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Cost of license revenue	$197	0.4%	$204	0.4%	$7	3.6%
Cost of software maintenance, services and other	13,143	29.6	12,621	26.5	(522)	(4.0)
Depreciation and amortization related to cost of revenue	6,110	13.8	6,228	13.1	118	1.9

Total	$19,450	43.8%	$19,053	40.0%	$(397)	(2.0)%

Gross profit	$24,916	56.2%	$28,625	60.0%	$3,709	14.9%

Cost of revenue decreased by $0.4 million, or 2.0%, from $19.5 million in 2005 to $19.1 million in 2006. Cost of license revenue was largely unchanged. Cost of software maintenance, services and other revenue decreased by $0.5 million, or 4.0%, from $13.1 million in 2005 to $12.6 million in 2006. This was attributable to streamlining of our service and support organizations to more cost effectively support our customers. Depreciation and amortization expenses totaled $6.2 million in 2006, an increase of $0.1 million compared to 2005. Amortization of intangibles associated with purchased software accounted for $4.9 million of total depreciation and amortization expenses in both 2005 and 2006.

Gross profit increased by $3.7 million, or 14.9%, from $24.9 million in 2005 to $28.6 million in 2006, as total expenses declined on higher revenue. Gross margin improved from 56.2% in 2005 to 60.0% in 2006. The contributing factors to this improvement were high margin license fees growing as a percentage of total revenue from 23.0% in 2005 to 26.0% in 2006 and a marginal reduction in cost of revenue associated with software maintenance, services and other.

Operating Expenses

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Operating Expenses	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Research and development	$12,096	27.3%	$11,550	24.2%	$(546)	(4.5)%
General and administrative	5,862	13.2	6,419	13.5	557	9.5
Sales and marketing	4,902	11.0	4,845	10.2	(57)	(1.2)
Depreciation and amortization	928	2.1	1,297	2.7	369	39.8
Restructuring charges and other expenses	1,316	3.0	1,322	2.8	6	0.5

Total	$25,104	56.6%	$25,433	53.3%	$329	1.3%

Operating expenses increased marginally from $25.1 million in 2005 to $25.4 million in 2006, an increase of $0.3 million, or 1.3%.

Research and development expenses decreased by $0.5 million, or 4.5%, from $12.1 million in 2005 to $11.6 million in 2006. This decrease was driven largely by the termination of a third party research and development relationship in 2005, which was replaced by investment in our internal research and development capabilities in Bangalore, India that occurred progressively throughout 2006.

General and administrative expenses increased by $0.6 million, or 9.5%, from $5.9 million in 2005 to $6.4 million in 2006, driven by administrative costs associated with the opening of our Bangalore, India facility as well as investment in administrative departments to support a growing business.

Depreciation and amortization expenses increased by $0.4 million from $0.9 million in 2005 to $1.3 million in 2006, reflecting capital investments in computer equipment in addition to spending in Bangalore, India to build out our new offshore research and development offices.

We recorded restructuring charges and other expenses of $1.3 million in both 2005 and 2006. In 2005, a charge for abandonment of leased space in our U.S. headquarters accounted for $1.1 million of the expenses and employee-related costs incurred due to a reduction in force accounted for $0.2 million of the expenses. In 2006, legal, audit and advisory expenses incurred in connection with a strategic transaction that we decided not to pursue accounted for $1.1 million of the expenses, with the balance attributable to employee-related costs resulting from a reduction in force and a payment we made to settle litigation.

Income (Loss) from Operations

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Income (Loss) from Operations	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(188)	(0.4)%	$3,192	6.7%	$3,380	N/M

Income (loss) from operations improved by $3.4 million between 2005 and 2006, from a loss of $0.2 million in 2005 to income of $3.2 million in 2006. Improvement in gross profit, which was only partially offset by a modest increase in operating expenses in 2006, drove the year over year improvement.

Interest Expense

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Interest Expense	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$1,135	2.6%	$1,506	3.2%	$371	32.7%

Interest expense increased by $0.4 million from $1.1 million in 2005 to $1.5 million in 2006. This resulted from a higher average outstanding indebtedness under our revolving credit facility in 2006, which was attributable to cash needs associated with the expansion of our Bangalore, India facility and working capital requirements in support of a growing business.

Income Tax Provision (Benefit)

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Income Tax Provision (Benefit)	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$700	1.6%	$90	0.2%	$(610)	N/M

We recorded a net tax provision of $0.7 million in 2005, which decreased by $0.6 million to $0.1 million in 2006. The provision for income taxes consists of amounts accrued for our estimated state and international tax liabilities, and the change in deferred tax assets and liabilities. A significant element of our tax provision in both 2005 and 2006 is the charge resulting from the recognition of a deferred tax liability related to the tax deduction of goodwill amortization not deductible in our consolidated financial statements. This amounted to $0.7 million in both 2005 and 2006. In 2006, this charge was offset by a benefit of $0.6 million related to the recognition of deferred tax assets in our Australian operations.

Loss from Discontinued Operations

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Loss from Discontinued Operations	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(1,046)	(2.4)%	$(961)	(2.0)%	$85	(8.1)%

We recorded a loss from discontinued operations of $1.0 million in both 2005 and 2006, as we decided that further investment in our FleetWare software product offering was not consistent with our operating strategies.

Net Income (Loss)

	Year Ended December 31,
	2005		2006
		% of		% of	Change
Net Income (Loss)	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(3,069)	(6.9)%	$635	1.3%	$3,704	N/M

Net income improved by $3.7 million between 2005 and 2006, from a loss of $3.1 million recorded in 2005 to net income of $0.6 million in 2006. The year over year improvement in net income resulted from a combination of the $3.4 million improvement in income from operations versus 2005 and a $0.6 million tax benefit recorded in 2006 associated with our Australian operations, partially offset by an increase of $0.4 million in interest expense.

2004 Compared to 2005

Revenue

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Revenue	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

License revenue	$8,498	20.4%	$10,225	23.0%	$1,727	20.3%
Software maintenance and support revenue	21,505	51.7	21,981	49.5	476	2.2%
Services and other revenue	11,629	27.9	12,160	27.4	531	4.6%

Total	$41,632	100.0%	$44,366	100.0%	$2,734	6.6%

Total revenue increased $2.7 million, or 6.6%, from $41.6 million in 2004 to $44.4 million in 2005. License revenue increased $1.7 million, or 20.3%, from $8.5 million in 2004 to $10.2 million in 2005, driven by growth in our customers’ asset finance portfolios, for which they required additional license capacity and new modules. Software maintenance and support revenue increased $0.5 million, or 2.2%, from $21.5 million in 2004 to $22.0 million in 2005, driven by increased provision of maintenance services associated with the expansion of our installed software base. Services and other revenue grew by $0.5 million, or 4.6%, from $11.6 million in 2004 to $12.2 million in 2005, driven by increased services in support of customer software implementations.

Cost of Revenue and Gross Profit

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Cost of Revenue and Gross Profit	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Cost of license revenue	$104	0.2%	$197	0.4%	$93	89.4%
Cost of software maintenance, services and other	13,500	32.4	13,143	29.6	(357)	(2.6)
Depreciation and amortization related to cost of revenue	6,132	14.7	6,110	13.8	(22)	(0.4)

Total	$19,736	47.4%	$19,450	43.8%	$(286)	(1.4)%

Gross profit	$21,896	52.6%	$24,916	56.2%	$3,020	13.8%

Cost of revenue decreased by $0.3 million, or 1.4%, from $19.7 million in 2004 to $19.5 million in 2005. Cost of license revenue increased by $0.1 million from $0.1 million in 2004 to $0.2 million in 2005. Cost of software maintenance, services and other decreased by $0.4 million, or 2.6%, from $13.5 million in 2004 to $13.1 million in 2005 as a result of streamlining our service and support organizations to more cost effectively support our customers. Depreciation and amortization expenses were $6.1 million in both 2004 and 2005. Amortization of intangibles associated with purchased software accounted for $4.9 million of the total depreciation and amortization expenses recorded in both 2004 and 2005.

Gross profit increased by $3.0 million, or 13.8%, from $21.9 million in 2004 to $24.9 million in 2005 as costs grew at a lower rate than revenue. Gross margin improved from 52.6% in 2004 to 56.2% in 2005, primarily as a result of high margin license sales growing as a percentage of total revenue from 20.4% in 2004 to 23.0% in 2005, along with an improvement in margins in software maintenance, services and other driven by a marginal decline in costs while revenue increased.

Operating Expenses

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Operating Expenses	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Research and development	$11,780	28.3%	$12,096	27.3%	$316	2.7%
General and administrative	5,375	12.9	5,862	13.2	487	9.1
Sales and marketing	4,574	11.0	4,902	11.0	328	7.2
Depreciation and amortization	1,059	2.5	928	2.1	(131)	(12.4)
Restructuring charges and other expenses	438	1.1	1,316	3.0	878	N/M

Total	$23,226	55.8%	$25,104	56.6%	$1,878	8.1%

Operating expenses increased from $23.2 million in 2004 to $25.1 million in 2005, an increase of $1.9 million, or 8.1%.

Research and development spending increased marginally, by $0.3 million, or 2.7%, from $11.8 million in 2004 to $12.1 million in 2005.

General and administrative expenses increased by $0.5 million, or 9.1%, from $5.4 million in 2004 to $5.9 million in 2005, as a result of increased administrative expenses to support a growing business.

Sales and marketing expenses increased by $0.3 million, or 7.2%, from $4.6 million in 2004 to $4.9 million in 2005 as we moderately expanded our sales force capacity to pursue additional growth opportunities.

Depreciation and amortization expenses decreased by $0.1 million from $1.1 million in 2004 to $0.9 million in 2005.

In 2004, we recorded restructuring charges and other expenses of $0.4 million resulting from employee-related costs associated with the termination of two executive officers and a reduction in force. In 2005, we recorded restructuring charges and other expenses of $1.3 million, of which $1.1 million represented a charge for abandonment of leased space in our U.S. headquarters and $0.2 million reflected employee-related costs incurred due to a reduction in force.

Income (Loss) from Operations

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Income (Loss) from Operations	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(1,330)	(3.2)%	$(188)	(0.4)%	$1,142	N/M

We recorded a loss from operations of $1.3 million in 2004 and $0.2 million in 2005, an improvement of $1.1 million. Improved gross profit margins only partially offset by modest increases in operating expenses drove this year over year improvement.

Interest Expense/Early Extinguishment of Debt

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Other Expense	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

Interest expense	$979	2.4%	$1,135	2.6%	$156	15.9%
Loss on early extinguishment of debt	331	0.8	—	—	(331)	N/M

Total	1,310	3.1%	$1,135	2.6%	$(175)	(13.4)%

Interest expense increased by $0.2 million from $1.0 million in 2004 to $1.1 million in 2005. Additionally, in 2004 we recorded $0.3 million of expense resulting from the write-off of fees paid to third parties associated with the renegotiation of a term loan with Bank of Scotland. Overall, other expense decreased from $1.3 million in 2004 to $1.1 million in 2005.

Income Tax Provision (Benefit)

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Income Tax Provision (Benefit)	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(576)	(1.4)%	$700	1.6%	$1,276	N/M

In 2004, we recorded a net income tax benefit of $0.6 million, as compared to a net income tax provision of $0.7 million in 2005. The provision for income taxes consists of amounts accrued for our estimated federal, state and international tax liabilities, and the change in deferred tax assets and liabilities. A significant element of our tax provision in both 2004 and 2005 is the charge resulting from the recognition of a deferred tax liability related to the tax deduction of goodwill amortization not deductible in our consolidated financial statements. This amounted to $0.7 million in both 2004 and 2005. This was offset in 2004 by a benefit of $1.2 million which resulted from the reduction of a previously recognized deferred tax liability.

Loss from Discontinued Operations

	Year Ended December 31,
	2004		2005		Change
		% of		% of
Loss from Discontinued Operations	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(391)	(0.9)%	$(1,046)	(2.4)%	$(655)	N/M

We recorded a loss from discontinued operations of $0.4 million in 2004, as compared to a loss of $1.0 million in 2005, as we decided that further investment in our FleetWare software product offering was not consistent with our operating strategies.

Net Income (Loss)

	Year Ended December 31,
	2004		2005
		% of		% of	Change
Net Income (Loss)	Amount	Revenue	Amount	Revenue	Amount	%
	(Dollars in thousands)

	$(2,455)	(5.9)%	$(3,069)	(6.9)%	$(614)	25.0%

Our net loss was $2.5 million in 2004, and increased by $0.6 million to $3.1 million in 2005. A $1.1 million improvement in loss from operations was more than offset by a $1.3 million increase in our net provision for income taxes and a $0.6 million increase in our loss from discontinued operations.

Liquidity and Capital Resources

Overview

Historically, our principal source of funding has been cash flow generated from operations supplemented by a working capital line of credit for seasonal cash needs. We had $1.2 million, $0.4 million and $2.2 million of cash and cash equivalents on hand as of December 31, 2005 and 2006 and September 30, 2007, respectively. We had $9.2 million, $9.3 million and $2.8 million in revolver borrowings as of December 31, 2005 and 2006 and September 30, 2007, respectively. We typically invoice our customers for software maintenance and support services a year in advance in December for payment in January of each year. As a result, revolver borrowings outstanding at year-end are typically repaid early in the following calendar year as we receive payment for our maintenance and support services.

Our principal uses of cash are debt service requirements, capital expenditures, research and development expenditures and working capital. In the second quarter of 2007, we entered into the Goldman Sachs Credit Facility. The Goldman Sachs Credit Facility consists of (1) a $70.0 million term loan, which we refer to as the Tranche A term loan, (2) a $17.5 million term loan, which we refer to as the Tranche B term loan and (3) a revolving working capital facility under which we may incur up to $10.0 million in indebtedness. We used the proceeds of the Goldman Sachs Credit Facility and cash on hand to (1) pay a special cash dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders on May 9, 2007 and to pay related fees and expenses of $4.5 million, (2) repay $16.1 million in outstanding indebtedness under our outstanding credit facility with Bank of Scotland and (3) to provide cash to fund growth in the business.

Debt Service

As of September 30, 2007, we had (1) total long-term term loan indebtedness of $87.7 million under the Goldman Sachs Credit Facility, consisting of $69.1 million under the Tranche A term loan and $18.6 million under the Tranche B term loan, and (2) approximately $2.8 million in revolver borrowings under the Goldman Sachs Credit Facility, with approximately $7.2 million of borrowing capacity, subject to customary conditions. After completion of this offering and the application of the net proceeds, we will have outstanding $           under          . Any inability to meet our significant debt service obligations could have material consequences to our security holders. In connection with this offering, we intend to refinance the Goldman Sachs Credit Facility.

Goldman Sachs Credit Facility.  The Tranche A term loan carries interest at a fluctuating rate by reference to LIBOR plus 4.5% if the leverage ratio, as calculated under the Goldman Sachs Credit Facility, is greater than 4:1, or LIBOR plus 4.0% if the leverage ratio is less than 4:1. The leverage ratio is defined as the ratio of consolidated total debt, excluding the Tranche B term loan, to Consolidated Adjusted EBITDA for the preceding four quarters. Tranche A term loan principal repayments began September 30, 2007 and are due in equal quarterly installments of $875,000 through April 30, 2012. The Tranche B term loan carries an interest rate of 15.5% and has a PIK feature pursuant to which interest is capitalized into the principal amount of the loan. The Tranche B term loan has a maturity date of April 12, 2012, does not have scheduled amortization payments and can be prepaid only following repayment in full of the Tranche A term loan. Interest on borrowings under the revolving credit facility is calculated using LIBOR plus the margin on the Tranche A term loan or the higher of the U.S. Federal Funds rate and the prime rate plus 3.5%. The Goldman Sachs Credit Facility requires us to comply with financial covenants, including, among other things, minimum 12-month trailing Consolidated Adjusted EBITDA objectives, a minimum leverage ratio and a fixed charge coverage ratio. Additionally, the Goldman Sachs Credit Facility requires negative covenants which restrict, among other things, our ability to engage in mergers and acquisitions, invest capital and advance loans to subsidiaries, pay dividends to our stockholders and make certain investments. As of September 30, 2007 we were in compliance with these covenants. We are required to use the net proceeds of this offering to prepay amounts outstanding under the Goldman Sachs Credit Facility.

Bank of Scotland Credit Facility.  In October 2004, we renegotiated our credit facility with Bank of Scotland. Under this facility, we could incur revolver borrowings for working capital purposes up to $9.0 million during 2004 and 2005 and $11.0 million in 2006. Indebtedness under this facility bore interest at base rate defined in the facility plus 1.5%. We repaid the indebtedness under this facility in connection with our entry into the Goldman Sachs Credit Facility.

Other Uses of Cash

We currently have no material cash commitments except as set forth in the table in “— Contractual Obligations” below and for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through our existing revolving credit facility and available working capital. In addition, we do not currently anticipate making significant incremental investments in property and equipment in the next 12 months.

Our future capital requirements will depend on many factors, including our rate of revenue growth, our expansion into international markets, our expansion into financial services markets similar to those we already serve, the timing and degree of investment in research and development, the timing of introduction of new products and enhancements to existing products and their degree of market acceptance, the potential need for additional facility space as our operations expand and the acquisition of new capabilities or new technologies. In addition, we anticipate that, from time to time, we will evaluate acquisitions of complementary businesses, technologies or assets, although we have no current plans to do so.

Sources of Funds

Our cash and cash equivalents were $2.2 million as of September 30, 2007 and as of such date we had incurred $2.8 million in borrowings under our revolving credit facility. We believe that our existing cash and cash equivalents, cash expected to be generated from operations and available borrowings under our revolving credit facility will be sufficient to meet our anticipated cash needs for working capital purposes, capital expenditures, general business needs and contractual obligations for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If existing sources of liquidity are insufficient to satisfy our cash needs, we may seek to sell additional debt or equity securities or to obtain additional credit facilities. Any potential sale of additional equity securities could result in additional dilution to our existing stockholders. Our incurrence of additional indebtedness would result in additional debt service obligations and could result in operating and financial covenants that would further restrict our operations. We also cannot be certain that additional financing will be available on acceptable terms.

Operating Activities

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Cash provided in operating activities	$5,206	$3,243	$4,949	$3,865	$1,339

We have historically generated cash from operations as operating income before non-cash expenses has been positive. Quarterly variations can occur due to seasonal swings in working capital and the timing of receipt of license revenue. Software maintenance and support agreements are generally based on the calendar year. We typically invoice our customers for software maintenance and support services a year in advance in December for payment in January. As a result, we generate a significant amount of incoming cash from operations early in the calendar year, which is used to fund operations and repay borrowings under our revolving credit facility. Later in the calendar year, we generally fund operations by incurring borrowings under our revolver.

Investing Activities

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Cash (used) in investing activities	$(1,424)	$(1,668)	$(2,112)	$(2,022)	$(1,263)

Cash used in investing activities has historically been driven by acquisition of property and equipment in support of our operations. This is largely attributable to investments in information technology infrastructure to support our growing business and leasehold improvements, in particular the opening and expansion of our Bangalore, India research and development facility in 2006 and 2007.

Financing Activities

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Cash provided (used) in financing activities	$5,063	$3,072	$4,735	$3,710	$1,222

Financing activities for the nine months ended September 30, 2007 generated $1.6 million in cash. The proceeds from the incurrence of $88.6 million of term loan debt under the Goldman Sachs Credit Facility more than offset the payment of a special cash dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders, repayment of $16.1 million in outstanding indebtedness under our outstanding facility with Bank of Scotland and debt issuance costs of $4.5 million. The use of funds in prior periods primarily results from payments on capital lease obligations and changes in our outstanding working capital indebtedness under our revolving credit facility.

Contractual Obligations

We generally do not enter into long-term contractual commitments. Our principal contractual commitments involve our term debt arrangements, our revolving credit facility and obligations under operating leases for office space. The following table summarizes our historical commitments to settle contractual obligations in cash in the next five years and thereafter:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Dollars in thousands)

Operating lease obligations	$7,124	$1,133	$4,085	$1,528	$378
Long-term debt obligations(1)	7,755	3,521	7,000	77,233	—
Interest on long-term debt(2)	46,569	9,932	20,244	16,393	—
Other long-term debt	2,125	750	1,125	250	—

Total(3)	$63,573	$15,347	$32,454	$95,404	$378

(1)	As of September 30, 2007 we had incurred $2.8 million in revolver borrowings under the Goldman Sachs Credit Facility.

(2)	Interest expense obligations are estimated based on interest rates in effect for our long-term debt as of September 30, 2007.

(3)	Excludes $0.3 million of income tax liabilities, the ultimate timing and amount of which are uncertain.

The following table summarizes our pro-forma commitments, assuming completion of this offering and the application of the proceeds therefrom, to settle contractual obligations in cash in the next five years and thereafter:

			Less than					More than
	Total		1 year	1-3 years		3-5 years		5 years
	(Dollars in thousands)

Operating lease obligations		$7,124	$1,133		$4,085		$1,528	$378
Long-term debt obligations
Interest on long-term debt
Other long-term debt		2,125	750		1,125		250	—

Total	$		$	$		$		$

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special-purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is intended to increase consistency and comparability among fair value estimates used in financial reporting. As such, SFAS Statement No. 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS No. 157 does not apply to accounting standards that require (or permit) measurements that are similar to, but not intended to represent, fair value. Fair value, as defined in SFAS No. 157, is the price to sell an asset or transfer a liability and therefore represents an exit price, not an entry price. The exit price is the price in the principal market in which the reporting entity would transact. Further, that price is not adjusted for transaction costs. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 will be applied prospectively as of the beginning of the fiscal year in which it is initially applied. We are currently evaluating the impact of adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The election to measure the financial instrument at fair value is made on an instrument-by-instrument basis, with few exceptions, and is irreversible. SFAS No. 159 is effective for us and our subsidiaries on January 1, 2008. We are currently evaluating the impact of this pronouncement on its consolidated financial statements.

In June 2007, the FASB reached a consensus on Emerging Issues Task Force, or “EITF,” Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 will be effective in the first quarter of 2009. We are currently evaluating the impact that this statement will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, which replaced Statement No. 141. SFAS No. 141 (revised 2007) retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, recognition and measurement of assets acquired and liabilities assumed in a business combination, accounting for goodwill, and financial statement disclosure. SFAS No. 141 (revised 2007) will be effective on February 1, 2009 and is applicable to business combinations that occur on or after this date. We are currently evaluating the impact that this statement will have on our consolidated financial statements.

In December 2007, the FASB also issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS No. 160 to have an effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are subject to foreign currency risk as a result of international sales expenses denominated in foreign currencies. Revenue outside the United States accounted for approximately 18% and 16% of revenue in 2005 and 2006, respectively. Our primary currency exposures currently are to fluctuations in the United States dollar versus the euro, British pound, Indian rupee, Australian dollar and the Singapore dollar, although we will likely face exposures with respect to additional currencies as we expand international sales and operations. Changes in currency exchange rates could adversely affect our reported revenue and expenses and could require us to reduce our prices to remain competitive in international markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in currency exchange rates and, as a result, we could incur unanticipated gains or losses. We may hedge exposure to changes in international currency exchange rates in the future, but have no current plans to do so.

Interest Rate Risk

We are subject to interest rate risk in connection with our $70.0 million Tranche A term loan and working capital revolver under which we may incur borrowings of up to $10.0 million under the Goldman Sachs Credit Facility. The interest rates with respect to such indebtedness are tied to LIBOR, the Federal Funds Rate or the Prime Rate. As a result, interest expense will increase or decrease with changes in these rates. We have not historically hedged exposure to interest rate changes and, as a result, could incur unanticipated expenses. We may hedge exposure to interest rate changes in the future, but have no current plans to do so.

Credit Risk

We perform periodic credit evaluations of our customers’ financial condition, but generally require no collateral from them. Increasing turmoil in U.S. and international credit markets, along with uncertain economic conditions, could leave us exposed to defaults on payments toward outstanding accounts receivable. We perform an ongoing review of our aged accounts receivable and establish allowances for doubtful accounts as appropriate.

Inflation

The majority of our operating expenses consists of employee compensation and benefit expenses. Inflationary pressures, especially as they relate to our labor costs, could materially affect our operating results, particularly if we are unable to offset these increases through price increases or cost savings. While labor inflation has not had a material affect on our business, financial condition or results of operations in recent years, we have experienced inflationary pressures with respect to labor costs in Bangalore, India, where we have a research and development facility. Our exposure to these pressures may increase, particularly if we expand our operations in Bangalore, India.

BUSINESS

Overview

We are a leading provider of software and services used by financial institutions and equipment manufacturers to automate and improve the asset finance origination process and manage the associated accounting, administration and compliance requirements of an asset finance portfolio. We develop, market, license and support a full range of origination, pricing, accounting and reporting solutions that enable our customers to expedite the asset finance origination process, improve operational efficiencies, reduce financial risk and enhance regulatory compliance. We provide our solutions globally to approximately 250 customers, including the equipment finance units of commercial banks and other financial service providers, as well as the finance divisions of equipment manufacturers. Based on a 2007 annual survey of the equipment finance and leasing industry published by Monitor, Inc., a leading equipment finance and leasing trade publication, we estimate that we currently serve five of the top 10 U.S. equipment leasing companies, 30 of the top 50 U.S. equipment finance providers, 25 of the top 50 U.S. banks and 57 of the top 100 U.S. lessors. Our customers include Caterpillar Financial Services Corp., CIT Group (NJ) LLC, Citicorp North America, Inc. and Verizon Credit Inc., along with many other financial institutions and equipment manufacturers.

By leveraging our deep domain expertise within the asset finance industry, we have developed a suite of sophisticated, mission-critical solutions. These solutions include the market-leading origination/front office solution, Rapport, the market-leading portfolio management/back office solution, InfoLease, and a next-generation portfolio management/back office solution, ProFinia. We also offer add-on modules and domain-specific professional services to complement these core solutions. We have made a significant investment in research and development to expand sales of our core solutions domestically and internationally to new and existing customers. In addition, we continue to adapt and enhance our products to pursue opportunities in financial services markets similar to those we already serve, where we believe there is potential for substantial growth without significant additional expenditures on research and development.

In order to best meet the needs of our customers, we have developed a flexible pricing model that scales as a function of their volume of leases and loans, number of concurrent users and evolving functionality requirements. While we are typically the premium priced solution relative to our competitors, our model allows us to offer a competitive entry price point, creating low barriers to adoption by potential customers and generating additional revenue as our customers grow. Our license revenue growth was 20%, 21% and 17% in 2005, 2006 and the nine months ended September 30, 2007, respectively. We have also generated a predictable and growing stream of recurring software maintenance and support revenue, which represented 50%, 47% and 47% of our total revenue for 2005, 2006 and the nine months ended September 30, 2007, respectively. Our total revenue was $44.4 million, $47.7 million and $38.5 million in 2005, 2006 and the nine months ended September 30, 2007, respectively.

Industry Background

Asset Finance Industry

The asset finance industry consists of providers of capital to end-users of various types of industrial and commercial equipment, including: computer equipment; agricultural equipment such as tractors, combines and balers; construction equipment, such as steamrollers, backhoes and bulldozers; medical equipment; industrial and manufacturing equipment; and transportation equipment such as aircraft, trains and subways, commercial ships, trucks and trailers. Asset financing can be provided through a wide range of financial products including finance leases, operating leases, leveraged and synthetic leases, term loans and other types of financial transactions. Leases are typically provided by commercial banks, specialty finance companies or the finance divisions of equipment manufacturers. Other forms of asset finance are typically provided by commercial banks, specialty finance companies or other specialized lenders such as hedge funds and structured credit funds.

Asset Finance Origination and Portfolio Management

Asset finance management includes a series of activities that make up the core operations of asset finance organizations. An asset finance organization deploys capital by funding leases or loans, seeking to maximize returns on its assets while simultaneously minimizing exposure to financial and compliance risks. The operations of asset finance organizations include origination/front office and portfolio management/back office.

The origination process typically begins with the sale or lease of equipment to an end user by an equipment manufacturer, dealer or other equipment vendor. The equipment finance units of commercial banks and other financial service providers typically originate leases and loans through relationships with equipment dealers, equipment manufacturers, brokers and end users. The finance divisions of equipment manufacturers typically originate leases through their dealer networks or through direct relationships with their end user customers.

Origination includes the steps associated with structuring, reviewing and approving an individual financing transaction. The origination process requires the coordination of numerous data sources within and outside an asset finance organization, analyzing data to make accurate underwriting decisions and implementing a variety of steps to complete a transaction. The origination process includes:

•	coordinating numerous data sources within and outside an asset finance organization to gather all necessary information, including price, asset class, equipment type and the asset’s expected life;

•	analyzing complex financial decisions and processing extensive data essential for timely and accurate review of a financing application; and

•	managing the process of funding an asset financing transaction, including assessing the risk associated with the customer’s credit and the asset, approving or rejecting the application, booking the transaction if approved and drafting the associated documentation.

Portfolio management includes the post-closing, servicing and monitoring processes for an asset finance portfolio, which are typically performed by multiple departments within an asset finance organization. Key elements of portfolio management include:

•	managing numerous functions that repeat continuously over the life of the lease or loan, including billing and customer service, general accounting, reporting, ensuring regulatory compliance, administering taxes, managing the legal process and managing end-of-lease or end-of-loan activities;

•	managing portfolios of outstanding financing agreements, including not only addressing the economic relationship with a customer, but handling the complexities associated with proper adherence to accounting, tax and regulatory standards; and

•	monitoring credit performance, delinquencies, portfolio concentrations, trends and other indicators of portfolio performance across end users, origination sources, asset types and other categorizations.

In each case, an asset finance organization must maintain rigorous systems and processes to comply with complex and ever-changing regulatory and compliance requirements. This can be particularly difficult, given that asset finance portfolios often contain assets with different terms, payment schedules, termination dates and data requirements. Lease and loan maturities may vary from one to 20 years or more within a portfolio and assets may move between tax jurisdictions over the course of their lives.

Drivers of Demand for Asset Finance Origination and Portfolio Management Solutions

There are several interrelated trends reshaping the asset finance industry and creating strong demand for asset finance origination and portfolio management solutions. These trends are increasing pressure on financial institutions and equipment manufacturers to adjust business practices to respond to market changes. Increased competition, increased commoditization of standard leasing products, pressure to add new products and more intensive reporting requirements present major challenges to businesses engaged in asset financing. Accounting, legislative and regulatory changes have added another dimension of complexity. Many asset finance organizations are simultaneously seeking new ways to differentiate themselves from the competition and streamline business processes to focus more resources on revenue-generating activities. We believe that for most asset finance organizations, implementing more flexible and powerful origination and portfolio management solutions provides a critical competitive advantage and a foundation for addressing these marketplace changes.

The asset finance process is becoming increasingly complex and global in nature and is subject to a proliferation of regulatory, tax and compliance requirements such as Sarbanes-Oxley and Basel II, as well as local standards as market participants increase their presence internationally. For example, Sarbanes-Oxley, a law that expands various accounting and corporate governance requirements for U.S. public companies, has dramatically increased the need for accurate and complete financial reporting. Basel II, a set of international bank regulatory standards, has forced banks to focus more closely on measuring and managing risk. As market participants increase their presence internationally, they must also address differences and ongoing changes in accounting treatment, tax law and property laws in various countries. In the absence of an automated, end-to-end origination and portfolio management solution, the costs of complying with these regulations can significantly reduce profitability.

In addition, to remain competitive and responsive, asset finance organizations must be able to make complex financial decisions quickly and efficiently coordinate numerous parties in order to successfully complete a financing transaction. As financial institutions and equipment manufacturers seek to generate new leads and build lasting customer relationships, they are increasingly distributing decision making tools to the branch office and dealer network located closest to the customer, while enforcing centralized price and risk parameters. To be competitive, field personnel and dealers must be able to make accurate, data-driven decisions at an accelerating rate.

Limitations of Alternative Approaches to Asset Finance Origination and Portfolio Management

Many asset finance organizations use manual, paper-based approaches or stand-alone, in-house systems to originate and manage their asset finance portfolios. Some of these organizations have attempted to supplement these practices with one or more point solutions that address a single problem or process within asset finance origination and portfolio management, but are not integrated and lack the full breadth of capabilities required to manage the entire process effectively. These approaches are often inefficient, inconsistent, highly prone to errors and increasingly create compliance risks. These approaches may also limit the ability to make data-driven and timely origination decisions, and to effectively monitor and manage an asset finance portfolio. In a few cases, asset finance organizations have also attempted to customize ERP systems to manage their asset finance portfolios. While ERP systems include some basic asset finance capabilities, they generally lack the specialized functionality required to adequately address complex asset finance processes.

There are a number of shortcomings in these alternative approaches to asset finance driving the need to improve or replace them, including:

•	High cost of originating and managing asset finance portfolios. We believe these alternative approaches offer limited automation benefits because they are not well integrated with other internal systems and the distributed systems of dealers and vendors. This lack of integration increases the time and manpower required to originate transactions and manage asset portfolios.

•	Inability to respond to a highly competitive market. In-house or point solutions often lack the capability for real-time processing of numerous, complex transactions. We believe many companies today do not have the necessary and relevant information to make data-driven and timely decisions, particularly with regard to pricing. This problem is exacerbated by the trend toward accelerated decision making that requires close coordination between headquarters and the remote systems of field personnel. As a result, companies may lose business to competitors who are able to respond to customer requests for pricing and structuring information more quickly.

•	Limited visibility into portfolio condition. Based on our experience with customers, we believe that companies face challenges in determining the composition and associated credit risk of their complex asset portfolios. Challenges inherent to the origination process include determining the status of key deals in the pipeline, managing distribution sales channels and managing the effectiveness of marketing programs, employees and vendors. Challenges related to portfolio management include monitoring early terminations, providing termination quotes, managing delinquent accounts and measuring asset performance. Obtaining accurate performance metrics for a portfolio can be particularly important when buying, selling or consolidating portfolios.

•	Poor data validation and integrity. Asset management solutions that are not integrated, or that incorporate manual processes, can result in significant inaccuracies. In such cases, origination data is often manually input into price quoting systems and portfolio management systems. Manual data collection and processing of an application slows the asset finance origination process considerably and increases the likelihood that information may be lost or entered incorrectly. As a result, each price quoting system or portfolio management system may have inconsistent or inaccurate data, making it difficult to obtain metrics regarding a transaction or asset portfolio. Incorrect or outdated information can also limit an asset finance organization’s profitability and increase regulatory and compliance risks.

These limitations impact both the asset finance origination and portfolio management functions and negatively affect business performance. For example, inaccurate product and pricing data, incomplete customer risk profiles and the inability to match the appropriate financial product with the prospect and asset, can lead to mis-priced or lost business. Given the increasing challenges in the asset finance marketplace and the resulting demand for improved information systems, asset finance organizations need new ways to manage and optimize the origination and portfolio management processes to drive improved business results.

Our Market Opportunity

We target a large, growing and increasingly global market that we believe offers attractive business opportunities. According to Celent, an industry research and consulting firm, annual spending by banks in North America, Europe and APAC on software and services provided by third parties is expected to grow at a compound annual growth rate of 6.1% from 2006 to 2009. In addition, according to the Equipment Leasing and Finance Foundation, an industry research provider, the annual amount of new equipment leases and loans originated in the United States is forecast to increase 5.1% from 2007 to 2008. We expect continued growth within the asset finance software and services market due to an increasing need to be competitive among asset finance organizations, constantly evolving regulatory requirements, investment in software by financial services companies and growing asset origination volumes.

Based on a review of more than 900 equipment leasing organizations in the United States and Canada that are members of trade associations, we estimate that the asset finance arms of financial institutions and equipment manufacturers in the United States and Canada alone will spend approximately $700 million in the aggregate over the next five to 10 years for new licensing of asset finance software and associated implementation services as they enhance or replace their existing systems to meet market demands. In addition, we believe our market opportunity is significantly greater than this, as our estimate does not account for potential customers who do not self-report to industry associations, software maintenance and support revenue from new licenses, incremental services such as custom enhancement, revenue from international asset finance markets, which we believe are substantial and growing, and potential opportunities in domestic and international financial services markets similar to those we already serve.

•	Significant Size of U.S. Asset Finance Market. According to industry sources, there are more than 1,400 asset finance organizations in the United States and Canada, including financial institutions and subsidiaries of equipment manufacturers. According to the Equipment Leasing and Finance Foundation, new equipment leases and loans originated in the United States in 2006 totaled approximately $598 billion. The 100 largest equipment finance and leasing organizations originated approximately $203 billion in new equipment leases and loans in 2006 and held approximately $508 billion in net equipment leases and loans as of December 31, 2006, according to Monitor, Inc.’s 2007 annual survey of the equipment finance and leasing industry.

•	Expansion of U.S. Asset Finance Market. We expect the U.S. asset finance market to continue to expand as an increasing percentage of equipment purchases are financed with leases and loans and investment in new equipment continues to grow. According to the Equipment Leasing and Finance Foundation, the annual amount of new equipment leases and loans originated in the United States is forecast to grow from $625 billion in 2007 to $657 billion in 2008, an increase of 5.1%.

•	Growth in Spending on Third-Party Software and Services. Many asset finance organizations are replacing their current internally-developed systems with software from independent providers. We expect that financial institutions and the asset finance subsidiaries of equipment manufacturers will continue to invest in software that improves risk management, customer relationships and regulatory compliance. According to a 2007 report published by Celent, an industry research and consulting firm, annual spending by banks in North America, Europe and Asia-Pacific on software and services provided by third parties is expected to increase from approximately $57.7 billion in 2006 to $69.0 billion in 2009, a compound annual growth rate of 6.1%.

•	Large International Asset Finance Market. The international asset finance market is large and has expanded significantly in recent years. According to the White Clarke Global Leasing Report, published by White Clarke Group Ltd., an industry consultant, the amount of equipment leases and loans originated in Europe and APAC in 2006 totaled approximately $362.2 billion.

Our Solutions

We are a leading provider of asset finance origination and portfolio management solutions. Our solutions include a suite of software applications for asset finance origination and portfolio management complemented by domain-specific professional services. Our solutions solve a set of mission-critical customer problems associated with the complexities of the asset finance process that we believe have proven difficult for both customers and competitors to manage and solve. Our solutions deliver a full range of origination, pricing, decision-support, accounting, compliance and reporting functions designed to reduce the time, cost and risk otherwise associated with the asset finance process, as well as improve customer service.

Key benefits of our software products and services include:

•	Increased efficiency. In the front-office environment, our origination solutions allow for more efficient, accurate and consistent data gathering and enhance the credit approval process by streamlining credit application processing and facilitating internal and external distribution of credit applications through a web-based system. In the back-office environment, our portfolio management solutions enhance efficiency by coordinating and tracking management of contracts, assets and customers from origination through disposition, and providing extensive transaction support, including support for several types of leases, sales contracts and business loans. The ability of our software to integrate with internal and third-party systems helps our customers decrease the time and manpower requirements associated with process execution.

•	Regulatory and tax compliance. Our solutions have extensive reporting, asset tracking and reconciliation capabilities for compliance with Sarbanes-Oxley, Basel II and other regulatory, accounting and tax compliance requirements across multiple domestic and international jurisdictions. The compliance-related functionality of our software aids customers in their efforts to create a complete audit trail, helping them manage risk and increase financial accuracy, while reducing compliance costs.

•	Real-time decision-making. Our solutions provide improved access to critical information to enable real-time, accurate decision-making. For example, the ability to access integrated product and pricing information allows our customers to offer special pricing on specific assets, resulting in improved responsiveness to customers, increased origination capacity and better credit decisions.

•	Improved visibility. Our solutions provide more comprehensive and accurate information regarding the status of transaction processing and portfolio condition through robust workflow automation and integration with third-party systems. Moreover, the asset-centric design of our next-generation back-office solution, ProFinia, enables access to consistent, complete and accurate information about specific portfolio assets, providing for robust asset management capabilities.

•	Data validation and integrity. Our solutions are designed to reduce errors caused by manual data gathering and entry in relation to processing transactions and the transfer of data into back-office systems for ongoing portfolio management. Our solutions provide for appropriate data capture in order to allow customers to have better control over data to enhance decision-making and risk management.

Our Business Strengths

Our business strengths include:

•	Leading market position and strong, established brand. We are a market-leading provider of both origination and portfolio management software and services to the asset finance industry. As of September 30, 2007, our core solutions were in use by approximately 250 customers globally. Based on Monitor, Inc.’s 2007 annual survey of the equipment finance and leasing industry, we estimate that these include five of the top 10 U.S. equipment leasing companies, 30 of the top 50 U.S. equipment finance providers, 25 of the top 50 U.S. banks and 57 of the top 100 U.S. lessors. Our long history of providing effective solutions to the global asset finance industry has made us a recognized leader within the industry. Broad customer penetration and a reputation for high quality, innovative products have reinforced the strength of our brand.

•	Deep domain expertise and industry experience. For over 20 years, we have leveraged our deep domain expertise and industry experience to develop and improve our mission-critical solutions, which has helped customers of a range of sizes in various locations to manage the complexities inherent in their businesses. Our senior management team has an average tenure of approximately 17 years in the software and financial services industries. In addition, our international operations allow us to capture regional industry knowledge from around the world, which further enhances our deep domain expertise. Furthermore, we believe our deep domain expertise and industry experience increase the effectiveness of our sales and marketing efforts and inform the development of our product roadmap and spur adoption of new product functionality, which contributes to our development of leading next-generation products that help customers improve their asset finance processes.

•	Strong customer loyalty. Over the past six years, our average customer retention rate for our flagship product InfoLease has been approximately 95%. In addition, our top 20 customers have been using our solutions for an average of 13 years. We believe our customer retention rates and tenure result primarily from our deep domain expertise, the quality of our software solutions and their ability to meet mission-critical customer requirements, along with the significant back-end technical support we provide once the solutions are implemented. Additionally, there are high financial and operational costs that would result from a customer’s decision to switch from our solutions to alternative approaches. We believe that for most of our customers, it would not be cost-effective to move to one of these alternative approaches.

•	Flexible pricing model. To best meet our customers’ needs, we have a developed a flexible pricing model that scales as a function of their volume of leases and loans, number of concurrent users and evolving functionality requirements. Typically, we are the premium priced solution relative to our competitors; however, our model allows us to use a competitive entry price point to create low barriers to adoption by potential customers and generate additional revenue as a customer’s asset finance portfolio size or contract volume grows.

•	Broad and integrated suite of solutions. We believe that we offer the most comprehensive, scalable solution in the asset finance industry for managing both origination and portfolio management processes. Our solutions are designed to be easily integrated, enabling simple sharing of information and processes across our products.

•	Continuous and substantial research and development capability and investment. We believe that we have one of the largest and most experienced global software development teams in our industry, with 192 professionals, or approximately half of our employees, dedicated to research and development as of September 30, 2007. In addition, we invested $12.1 million, $11.6 million and $11.6 million in research and development in 2005, 2006 and the nine months ended September 30, 2007, respectively. Combined with our deep domain expertise and industry experience, our continuous product innovation has created high barriers to entry to potential competitors and, we believe, a wide gap between the functionality of our products and those of our existing competitors, including systems developed and maintained internally by the IT departments of large financial institutions. Moreover, the global nature of our research and development effort reduces costs and enhances productivity by enabling around-the-clock development.

Our Strategy

Our objective is to maintain and enhance our position as a leading provider of asset finance origination and portfolio management software and services used by financial institutions and equipment manufacturers. In pursuing that objective, our key strategic initiatives include:

•	Increase revenue from existing customers. We intend to continue to increase revenue from current customers through sales of incremental product license capacity required by our customers’ growth, related increases in software maintenance and support revenue, new add-on software modules, new software products and sales of custom enhancement services.

•	Expand direct and indirect distribution channels. We acquire new customers through our direct sales force, industry event sponsorship and attendance, referrals from current customers and marketing and advertising. We also intend to identify additional global and regional channel partners to cost-effectively expand our reach to new customers worldwide.

•	Expand globally. Our products are currently used in over 35 countries. We intend to extend our North American market leadership position and our existing international capabilities to further expand into other global regions by:

•	continuing to grow with our large multi-national customers as they use our products and services to enter and expand into new markets globally;

•	expanding our direct sales and services offices in Europe and APAC and expanding our existing direct sales forces in these regions;

•	developing new global and regional channel partnerships to cost-effectively expand our reach to new customers worldwide; and

•	developing enhancements to our products to meet the unique needs of international customers.

•	Enter similar financial services markets. We intend to introduce solutions that target the front office and back office challenges and opportunities in financial services markets similar to those we already serve. We intend to grow our direct sales force and to develop channel partnerships to enter and expand into these new markets.

•	Continue market-leading innovation. We intend to continue to develop and enhance our entire suite of solutions to increase and sustain our market-leading competitive advantage. We believe our global research and development capabilities, deep domain expertise, product roadmap planning and cost-effective professional services create the ability to provide multiple releases of new products each year that solve urgent challenges and facilitate opportunities in our markets. We intend to pursue this research, innovation and product release strategy to sustain and increase our market-leading competitive advantage.

•	Pursue complementary acquisitions. We closely monitor industry developments and technology advancements, and intend to evaluate and may acquire businesses or technologies to enhance our products cost-effectively, access new customers or markets or both. We have no present understanding or agreement to acquire any businesses or technologies.

Our Products

Our solutions address the full asset financing business process, including origination/front office and portfolio management/back office products around which our solution suite is integrated. Our software delivers a full range of origination, pricing, accounting and reporting functions designed to reduce the time and cost associated with the asset finance process while improving customer service. Additionally, our products deliver an integrated workflow process to an industry where processes are often still manual or require manual intervention to bridge separate or external systems. Our products include the market-leading origination/front office solution, Rapport, the market-leading portfolio management/back-office solution, InfoLease, and our next-generation portfolio management/back-office solution, ProFinia. We also offer over 70 distinct add-on modules and domain-specific professional services to complement our core offerings. Because our products are highly modular and our licenses are based on volume, capacity and functionality, our customers can tailor their system to their specific functional and budgetary requirements.

Origination/Front Office Products

Rapport

Rapport is a workflow and business rules-based application that coordinates the front office origination process. Pre-integrated with IDS products ProFinia, InfoLease and LeaseEnterprise, and designed to integrate with most third-party back office asset finance management systems, this web-based solution connects salespeople, credit analysts and booking agents with the information needed to support each step of the origination process. In order to support the leasing process, Rapport delivers several critical functions, including:

•	flexible workflow to customize the automation of the origination process from credit application to booked transaction;

•	robust, rules-based policy enforcement capabilities to enable credit and pricing decisions to be made quickly, while helping ensure compliance with regulatory and business rules. Additionally, Rapport Rules enables complex decision making and sophisticated exception processing, minimizing the delays and cost of handling these exceptions;

•	a modern integration framework to connect disparate internal and third-party systems, including most major credit bureaus and scoring systems, enabling complete process coordination;

•	a fully web-based system, enabling broad, rapid distribution of the application beyond organizational boundaries; and

•	a business intelligence function that allows for continuous process improvement by giving customers the ability to view the status of the origination process and determine what improvements they need to make.

Other Origination Products

Our other origination products integrate fully with our other offerings to allow seamless sharing of information throughout the asset finance process. These products include:

•	InfoAnalysis — a standalone or network product that complements InfoLease or ProFinia. The software provides asset finance organizations with the ability to quote transactions in real time. It also allows them to save multiple bids and quotes, and to share customer data seamlessly within their organization, providing asset finance organizations with an integrated quoting solution.

•	InfoAnalysis Quoting Engine (IAQE) — a product configuration and financial product selection tool sold standalone or as a module for Rapport. The software provides asset finance organizations with a pricing tool for a variety of lease types, allowing our customers to build the most appropriate asset, coupled with the most competitive financial product, and to conduct a buy versus lease scenario analysis, which helps them to close a transaction more quickly.

•	CreditApplication (predecessor to Rapport) — an origination solution sold as a module for InfoLease. Prior to the introduction of Rapport, CreditApplication provided basic origination functionality and integrated with InfoLease.

Portfolio Management/Back Office Products

InfoLease

InfoLease provides a comprehensive software solution for managing back office operations. The product’s base system provides accounting, accounts receivable, asset tracking, reporting and contract administration capabilities tailored to the unique business processes and regulatory requirements of the asset finance industry. Introduced in 1984, InfoLease is the most widely deployed portfolio management/back office solution in the asset finance industry.

In order to manage the complex accounting, asset lifecycle and regulatory compliance requirements associated with managing asset finance operations, InfoLease delivers several critical functions, including:

•	significant integration capabilities with other IDS and third-party solutions to allow customers to integrate InfoLease completely within their end-to-end business processes and create a streamlined process;

•	extensive reporting, accounting and reconciliation flexibility for compliance with Sarbanes-Oxley, Basel II and other regulatory reporting requirements to support risk management and improve billing processes;

•	complete contract tracking from origination through disposition and extensive transaction support (including support for complex transactions such as operating leases, finance leases, conditional sales contracts, true leases and leveraged leases) to improve efficiency and coordinate contract management; and

•	over 70 module options (such as automatic payment application, lock box payment processing and tax-related modules) to allow customers to tailor their system to suit unique business requirements and help ensure timely payment and asset integrity.

These functions support the core business processes of an asset finance organization and are the daily mission-critical foundation for managing asset finance portfolios. The base system is designed to support the most complex transactions, including operating leases, finance leases, conditional sales contracts, true leases, leveraged leases and numerous types of business loans. The system also offers complete contract tracking from origination through disposition and offers over 200 configurable standard reports, plus ad hoc reporting.

ProFinia

ProFinia, which we introduced in 2005, is our next-generation back office solution. It significantly extends the functionality of InfoLease through incorporation of additional functionality into the base system, including unique asset-tracking capabilities, creating a complete asset finance platform that allows us to serve broader segments of the financial services market. This product also expands user security and access control, greatly enhancing the solution’s regulatory compliance support. ProFinia delivers several critical functions, including:

•	robust workflow and significant integration capabilities with other IDS and third-party solutions to streamline back office processes and lower the cost of managing asset financing;

•	asset-centric design to enhance asset tracking, compliance reporting and portfolio management, thereby simplifying the management of the asset lifecycle;

•	robust reporting, accounting and reconciliation flexibility for compliance with Sarbanes-Oxley, Basel II and other regulatory reporting requirements to help create a robust audit trail designed to satisfy regulatory requirements; and

•	additional modules to further enhance the product, including blended income and expense tracking, debt management, and operational workflow.

While the design of InfoLease organizes information around asset finance contracts, ProFinia organizes information around assets. Focusing on an asset as the basic unit of analysis enables the asset-centric software to analyze and track information in a much more detailed fashion, allowing it to manage any type of asset. As a result, the software provides the ability to analyze such key business metrics as return-on-asset by tracking the income and expenses of each individual asset, simplifying management of the asset lifecycle. Additionally, this design simplifies the management of multi-asset leases or loans that may require different state tax rates, have differing expenses and may have different end-of-lease or end-of-loan terms for each asset. This, in turn, simplifies complex multi-asset lease or loan accounting and compliance-related reporting.

Other Portfolio Management Products

We offer additional portfolio management/back office products and services focused on the specific needs of our customers. These products include:

•	LeaseEnterprise — a back-office lease management solution for smaller organizations that do not require deep functionality. The product implementation is also simpler than InfoLease and ProFinia and is offered at a significantly lower price. As the smaller leasing customer’s functionality requirements grow, we aim to sell them additional, more sophisticated products, such as Rapport and ProFinia, as we have done successfully in the past.

•	IntegrationManager — an XML-based solution used for application integration with InfoLease. The software provides application program interface, or “API”-level interoperability between InfoLease and other systems.

Other Products

Additionally, in the United Kingdom we offer:

•	DataDirect — a full range of automobile and light commercial vehicle data that enables the creation of quotations and vehicle management in a quotation or vehicle/fleet management system. Captured data includes pricing, discounts, specifications, options, colors and trim combinations and technical data, such as weight and engine size, as well as maintenance budgets and residual values for these vehicles.

•	CreditLine Plus — a credit administration tool for vehicle dealers. The tool may be used by a dealer or supplier to administer credit and allow credit managers to view exposure and control risk in lending decisions.

Our Professional Services, Software Maintenance and Support

We provide comprehensive implementation and training in connection with the purchase of our products. The complete installation process of our products typically includes initiation, discovery, solution creation, business process redesign, delivery and acceptance, transition and, with respect to InfoLease, custom software enhancement. Our implementation services include training, testing, data migration and report writing. Training is offered on a per-class basis in the form of public or private classes. In addition, our professional service organization provides services, such as custom development that we offer in response to a customer request, on a contractual basis. In addition to our professional services, we are currently working with two consulting organizations to enable those firms to sell implementation services for our solutions and potentially allow for the resale of our software to their large customer bases.

We also provide support to our customers under our software maintenance and support agreements. Our software maintenance and support relationship is important in maintaining and improving customer satisfaction and provides an important source of information regarding evolving customer issues. For all of our solutions, we use local and international resources and personnel to provide around-the-clock support by telephone, email, a secure customer support website and after hours on-call support. In addition, we offer remote product support services to assist our customers in troubleshooting or performing routine maintenance. We categorize our support teams into product-specific groups and further deliver specialized support to our larger customers with a dedicated customer support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs.

We also periodically make maintenance releases of our licensed software available to our customers to download through our website. In addition, our website provides detailed information about our products, pending support issues, our latest documentation and a knowledge database, which allows customers to answer many of their questions without live support.

Our Customers

Our primary customers are the equipment finance units of commercial banks and other financial institutions, as well as the finance divisions of equipment manufacturers. The strength of our products has enabled us to establish deep relationships with some of the largest and most successful global asset finance organizations. Our solutions have been implemented by approximately 250 customers globally, including, we estimate based on Monitor, Inc.’s 2007 annual survey of the equipment finance and leasing industry, five of the top 10 U.S. equipment leasing companies, 30 of the top 50 U.S. equipment finance providers, 25 of the top 50 U.S. banks and 57 of the top 100 U.S. lessors. Each of these companies leverages our products to manage highly-complex, mission-critical asset finance operations.

We believe we have also developed a strong reputation for addressing complex lease management requirements, meeting unique customer needs and developing innovative software solutions. Our brand, also built on a foundation of deep domain expertise, industry experience and strong customer service, has enabled us to drive high rates of customer retention. Over the past six years, we have maintained an average maintenance renewal rate on our flagship product InfoLease of approximately 95%. Our top twenty customers have an average tenure of 13 years. No customer represented more than 7% of our revenue in fiscal year 2006.

Representative Customers
Equipment Manufacturers and
Financial Institutions	Equipment Financing Entities

CIT Group (NJ) LLC Citicorp North America, Inc. De Lage Landen International B.V. LEAF Financial Corporation RBS Citizens, N.A. US Bancorp Equipment Finance, Inc. Wells Fargo Equipment Finance, Inc.	AT&T Services, Inc. Canon Financial Services, Inc. Caterpillar Financial Services Corp. DCFS USA, LLC Komatsu Financial L.P. Océ Financial Services, Inc. Verizon Credit Inc. Xerox Limited

Sales and Marketing

We market and sell our solutions primarily through the efforts of a commission-based direct sales force, which, as of September 30, 2007, comprised 16 salespersons. This group is divided between account executives, who are focused on new sales, and account managers, who are focused on increasing sales to existing customers, representing 60% and 40% of our sales force, respectively. We have a global direct sales force with representatives in North America, Europe and APAC.

In addition to our direct sales efforts, we have developed relationships with both regional distributors and professional services organizations capable of providing sales leads and post-sale implementation support. For example, we have developed strategic relationships with several leading systems integrators and consulting organizations. We are working with one of these consulting organizations on several projects to deliver expanded implementation, training and process management services to asset finance organizations around the world.

We also engage in marketing efforts through a number of additional channels to further develop our market presence, including print media and a website located at www.idsgrp.com. We also participate in trade shows and industry events, conduct interviews with the press, interact with industry analysts and exploit other media outlets.

Competition

The asset finance software market is competitive and subject to technological change, although high conversion costs can create barriers to adoption of new products and technologies. Competitors vary in size and in the scope and breadth of products and services offered. In general, we compete on the basis of product architecture and functionality, service and support, including the range and quality of technical support, installation and training services, and product pricing in relation to performance and support. We believe that we derive a competitive advantage from our deep domain expertise and industry experience, the longstanding reputation of our brand, and the continuous innovation that results from sustained investment in research and development which we believe is unparalleled among our competitors.

We believe our suite of products serves as the only comprehensive, scalable solution for management of both origination and portfolio management processes. Led by the strength of our products, we estimate that we have achieved a 47% market share in back office systems and 27% market share in front office systems, making us the leader in both categories, based on Monitor, Inc.’s 2007 annual survey of the equipment finance and leasing industry.

We have historically faced competition from a variety of offerings in each of our target markets, including both “point-solution” and “diversified” software vendors. We believe we have competed and will continue to compete effectively against alternative asset finance management software offerings, particularly given our leadership position and current market fragmentation.

Our primary competitors are:

•	In-house Systems. Our principal competition comes from information systems developed and serviced internally by the IT departments of large financial services firms.

•	Asset Finance Software Vendors. We compete against vendors exclusively offering lease management software that have a pure-play focus within our core market, but that generally offer only discreet functional capabilities rather than broad, comprehensive solutions. These vendors’ software sometimes lack specific product features that we offer, and also lack comprehensive functional capabilities (i.e., both front office and back office). Furthermore, these vendors frequently target a particular “ticket size” or industry such as the automotive industry, whereas our software suite supports broader asset finance management activities regardless of scale or segment. Representative vendors include: LeaseTeam, Inc., NetSol-McCue, Inc. and Ivory Consulting Corporation.

•	Enterprise Resource Planning Software Vendors. These vendors have historically focused on providing applications and tools that support customers in managing the financial elements of a business. While providing broad applications, they have often included only limited capabilities in the management of asset finance portfolios. Furthermore, while other vendors have products targeting our industry, they lack our breadth of functionality. In addition, we believe none of these vendors currently offers an origination application comparable to Rapport in terms of functionality. These vendors have largely pursued horizontal strategies and often lack domain expertise. Representative vendors include: Oracle and SAP AG.

Technology

Rather than developing custom code for each customer, our solution can be configured to meet each customer’s business needs and volume requirements. Drawing upon the functionality provided by our core solutions, including Rapport, ProFinia and InfoLease as augmented by over 70 pre-integrated modules, our configuration capabilities include a customizable rules engine, user-defined workflows, asset class logic, role-based user provisioning via Lightweight Directory Access Protocol, or “LDAP,” executive dashboards, analytic views, approval processes and alerts. Our software architecture is based on web services standards such as Simple Object Access Protocol, or “SOAP,” enabling our products to integrate with one another and third-party systems. This framework supports the evolution of our technologies and ensures backward compatibility as we continue to bring new products to market.

Our most recently introduced products, Rapport and ProFinia, are web-based, eliminating the need for locally administered customer software and facilitating adoption by dealer networks and field personnel. These products are based on open architecture standards such as Java and leverage Open Database Connectivity, or “ODBC,” which lowers the cost and complexity of data migration and reduces reliance on a specific database vendor. In addition, InfoLease, our original product, has been enhanced to facilitate interoperability with the distributed computing technologies employed by our more recently introduced products.

Our solutions operate in some of the highest volume asset finance origination and management enterprise environments. The scalability of our technology accommodates large volumes of data, allowing us to serve, we estimate, five of the top 10 U.S. equipment leasing companies, based on Monitor, Inc.’s 2007 annual survey of the equipment finance and leasing industry.

Our software products run on most standard IT platforms including Microsoft SQL Server and Oracle’s database, 32-bit and 64-bit processors, and IBM AIX, HP/UX, Sun Solaris, SUSE Linux, and Microsoft Windows operating systems.

Research and Development

Our technology is largely the result of our research and development efforts. We had 192 professionals, representing approximately half of our employees, dedicated to research and development as of September 30, 2007. In addition, from time to time we use U.S. and international third party software developers to supplement our research and development professionals’ efforts in developing our products. Our research and development expenses were $11.8 million, $12.1 million and $11.6 million for 2004, 2005 and 2006, respectively. We believe that our research and development efforts are a critical factor in developing market-leading solutions and next-generation solutions that build upon the technological capabilities of their predecessors. In addition, the global nature of our research and development capabilities, primarily represented by the 111 professionals in our Bangalore, India office who worked in this area as of September 30, 2007, both reduces costs and enhances productivity by enabling around-the-clock development.

Intellectual Property

We have registered or are in the process of registering our name and/or product names as trademarks in the United States, Australia, Canada, the Benelux, France, the United Kingdom, the European Union and Singapore. We have not sought to register our name or all of our product names in every jurisdiction in which we do business. Generally, registered trademarks have perpetual life, provided they are renewed on a timely basis and continue to be used properly as trademarks. We have U.S. copyright registrations for our main software products such as Rapport, ProFinia, InfoLease and LeaseEnterprise. We rely on contractual provisions with employees, customers and other third parties to protect the trade secrets and other intellectual property rights in our software products. We do not have any patents. We rely on licenses to generally commercially available software. Our customers rely on IBM UniData, BEA WebLogic, Oracle’s database and ADP Taxware and Vertex, Inc.’s tax engines to enable our technology. Other than IBM UniData, BEA WebLogic and Vertex, Inc.’s tax engine, which are material to the operation of our products and could be difficult to replace if terminated, we are aware of no other products that our customers use to enable our technology that would be difficult to replace. Other than those third-party products and licenses to generally commercially available software, we do not believe that our licenses to third-party intellectual property are material to our business, taken as a whole.

Government Regulation

We believe our operations are not subject to direct government regulation, but many of our customers are financial institutions, which are subject to extensive and complex federal, state and foreign regulation. Financial institutions operate under high levels of governmental supervision. Our customers must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to them. The compliance of our products and services with these requirements may depend on a variety of factors, including the product at issue and whether the customer is a bank, thrift, credit union or other type of financial institution. In addition, under some of our customer contracts, we are required to submit to regulatory audits of our operations to confirm our customers’ compliance with regulatory requirements.

Employees

As of September 30, 2007, we employed a total of 385 employees, with 192 employees in research and development, 109 in services, 31 in sales and marketing, 39 in general and administrative and 14 supporting FleetWare. We believe our employee relations to be good.

Facilities

We are headquartered in Minneapolis, MN, and also lease operating facilities in Basingstoke, United Kingdom; Bangalore, India; Sydney, Australia; and Singapore. We also lease several other properties that we do not use as operating facilities, which we sublease to unrelated third parties.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of business. We are not currently involved in any litigation or other proceedings that we expect, either individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of February 11, 2008:

Name	Age	Position

Nicholas Somers	45	Chairman of the Board of Directors
Todd Davis	48	Chief Executive Officer and Director
Richard Barnes	50	Chief Financial Officer, Chief Operating Officer and Director
Kristopher Schmidt	42	General Counsel and Vice President, Human Resources and Information Systems
Gerry Perham	46	Vice President, Global Product Development
David Nash	51	Vice President, Global Professional Services
Ronald Dolan	51	Vice President, Global Sales & Marketing
Paul Greening	51	Managing Director, Asia Pacific
Doug Schick	38	Director of Customer Support
C. Michael Armstrong	69	Director
Kathleen Jordan Stowe	31	Director
W. Montague Yort	44	Director

Mr. Somers has served as Chairman of the board of directors since September 2006 and as a director since August 2003. Mr. Somers is a Managing Partner at SV, which he co-founded in 1999. He currently serves as Chairman of the board of directors of PrecisionIR Group, Inc. and as a director of Pennysaver Group, Inc., both of which are privately held companies. Prior to co-founding SV, Mr. Somers was a Partner at Greenwich Street Capital Partners, then a private equity affiliate of Travelers Group, which he co-founded in 1994. From 1987 to 1993, Mr. Somers was in the Financial Buyers Group at Morgan Stanley. Mr. Somers received a BA from Washington University in St. Louis and an MBA from the University of Chicago.

Mr. Davis has served as Chief Executive Officer since January 2007 and as a director since June 2005. From January to December 2006, he served as President, and from June 2005 until January 2006, he served as Chief Operating Officer and Director. Prior to joining us, Mr. Davis served as Vice President and General Manager of Enterprise Decision Management Software and Services at Fair Isaac Corporation from January 2004 to June 2005. Before that, Mr. Davis served as Executive Vice President Worldwide Operations for Brio Software, Inc., a business intelligence software vendor acquired by Hyperion Solutions Corporation, from April 2001 to March 2003. Prior to working at Brio Software, Inc., he was Vice President, CRM at Oracle. He has also held management positions at Gevity HR, Inc. and Lucent Technologies, Inc. Mr. Davis received a BA from the University of Minnesota.

Mr. Barnes has served as Chief Financial & Operating Officer and as a director since July 2007. From August 2005 until the sale of the company in October 2006, he served as Chief Financial Officer and Executive Vice President at Zomax Inc., a provider of supply chain services primarily to the personal computer and software industries in North America and Europe that was listed on the Nasdaq Global Market during Mr. Barnes’s tenure there. Prior to that, he served as Chief Financial Officer of ValueVision Media Inc., a direct marketing company listed on the Nasdaq Global Market, from 1999 to 2004, and also as Chief Operating Officer from 2001 to 2004. Prior to his employment with ValueVision Media Inc., Mr. Barnes held Senior Vice President or Vice President roles relating to financial operations at Bell Canada, a division of BCE, Inc., the Pillsbury Corporation, and Bristol-Myers Squibb Company. Mr. Barnes received a bachelor of commerce from McMaster University and an MBA from York University.

Mr. Schmidt has served as General Counsel and Vice President of Human Resources and Information Services since August 2005 and served as Corporate Counsel from February 2005 to August 2005. Prior to joining us, from May to August 2003, Mr. Schmidt worked as an attorney in the purchasing department of American Express Company. Before that, from October 2000 to October 2002, he served in various roles, including Director of Information Technology for Intraspect Software, Inc., which is now owned by Vignette Corporation. Mr. Schmidt has also served as Assistant Dean of Technology at St. Louis University School of Law. Mr. Schmidt received a BA from Northwestern University and a JD from Washington University in St. Louis.

Mr. Perham has served as Vice President, Global Product Development since April 2007. Mr. Perham served as Director of Technology Development for Lawson Software, Inc. from March 2006 to March 2007, and in various other roles from October 2001 to March 2006. Prior to his tenure at Lawson Software, Mr. Perham worked on product development and software engineering at a number of software companies, including Webvan Group, Inc., Brooks Automation, Inc., Coopers and Lybrand, SofTech, Inc. and Taylor Instrument, Inc. Mr. Perham received a BS from Rochester Institute of Technology and an MBA from Babson College.

Mr. Nash has served as Vice President, Global Professional Services since November 2005. Prior to joining us, he served in a variety of positions at Sun Microsystems, Inc., for nine years, most recently as U.S. Enterprise Web Services Director. Prior to Sun Microsystems, Inc., Mr. Nash was a Client Partner with Cambridge Technology Partners, an information technology consulting firm, where he was responsible for sales and delivery for the southeast region. He has over 20 years of experience in the information technology services and consulting industries. Mr. Nash received a BA and an MBA from the University of Michigan.

Mr. Dolan has served as Vice President, Global Sales & Marketing since November 2003. Mr. Dolan has more than 20 years of experience in global business development and sales management for software and technology companies. Prior to joining us, Mr. Dolan served as a Business Development Manager for Hire.com, Inc., an ASP solution provider to the human capital/talent acquisition industry, from December 2001 to November 2003. Before that, he served as Director of OEM Products & Strategies at SalesLogix Corporation, a software company that develops sales force and customer relationship management products, from February 1998 to December 2001. Mr. Dolan received a BA from the Virginia Military Institute and an MBA from Rushmore University.

Mr. Greening has served as Managing Director, Asia Pacific since June 2007. Previously, from August 1999 to March 2002, he served as Vice President, Asia Pacific at Saba Software, Inc., a provider of human capital management software listed on the Nasdaq Global Market. Prior to joining Saba Software, Inc., Mr. Greening held senior executive roles with several software companies in the Asia Pacific region, including General Electric Software International, Computer Associates International, Inc., now known as CA, Inc. and Cincom Systems, Inc. He has over 20 years of experience in information technology. Mr. Greening received a bachelor of economics and an MBA from Adelaide University.

Mr. Schick has served as Director of Customer Support since 2005. He has served in various roles with us over the last 15 years. From 2002 to 2005, he was Client Support Manager and in 2004 he was also responsible for InfoLease Development and Enhancement Services. Before that, he served as Global Version Control and Distribution Manager from 1997 to 2002. Mr. Schick started his career with us as a developer in the Systems Software Group in 1993, and began managing that group in 1995. Mr. Schick received a BS from the University of Minnesota.

Mr. Armstrong has served as a director since June 2007. Mr. Armstrong joined SV in 2003 as an Advisor and became Chairman in 2006. He currently is Chairman of the Board of Trustees, Johns Hopkins Medicine, The Johns Hopkins Health System Corporation and The Johns Hopkins Hospital. Mr. Armstrong also serves on the board of directors of Citigroup, Inc., International Handling Services Group and the Telluride Foundation. He is a member of the Council on Foreign Relations and the former Chairman of the President’s Export Council (under President Clinton), the U.S.-Japan Business Council, and the Federal Communications Commission’s Network Reliability and Interoperability Council. He is also a former member of the Business Council and the Business Roundtable, where he served as chairman of the Homeland Security Task Force. Mr. Armstrong is the retired Chairman of Comcast Corporation and the former Chairman & CEO of AT&T, Inc. and Hughes Electronics Corporation. Prior to these positions he spent more than three decades with IBM Corporation. Beginning as a systems engineer, he rose through the ranks to become Chairman of the Board of the IBM World Trade Corporation. Mr. Armstrong received a BS from Miami University of Ohio in 1961 and completed the advanced management curriculum at Dartmouth Institute in 1976. He was awarded honorary doctor of laws degrees from Pepperdine University in 1997, Loyola Marymount University in 1998, Worcester Polytechnic Institute in 2000, Shenandoah University in 2004 and Miami University in 2007.

Ms. Stowe has served as a director since October 2004. Ms. Stowe joined SV in 2000 and currently is a Principal. She also serves as a director of PrecisionIR Group, Inc., a privately held company. From 1998 to 2000, Ms. Stowe worked in the technology group at Salomon Smith Barney (now Citi Global Corporate and Investment Bank). Ms. Stowe received a BA from the University of Notre Dame.

Mr. Yort has served as a director since August 2003. Mr. Yort is a Managing Partner at SV, which he joined in 1999. He is currently a director of Direct Group, Inc., FocusVision Holdings, Inc., Pennysaver Group, Inc. and PrecisionIR Group, Inc., all of which are privately held companies. From 1993 to 1999, Mr. Yort was a Principal of Aurora Capital Group, a private equity firm. Prior to that time, Mr. Yort was an Associate with the mergers and acquisitions group of Morgan Stanley. Mr. Yort received a BA from the University of California, Los Angeles and an MBA from The Anderson School at UCLA.

Board Composition

Our by-laws provide that the size of the board of directors, or the “Board,” shall be fixed from time to time by resolution of the stockholders, subject to increase by resolution of the Board, and that the remaining directors may fill vacancies on the Board. The Board currently consists of      directors. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as provided in the by-laws.

Director Independence

Our Board has determined that      are independent directors as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and by the Nasdaq Marketplace Rules.

Audit Committee

Our Audit Committee is comprised of     . The Board has determined that        is an “audit committee financial expert” in accordance with Item 401(h) of Regulation S-K. In addition, the Board has determined that      serving on our Audit Committee is “independent.” The Board determined “independence” as that term is defined in the listing requirements of the Nasdaq Global Market.

Following the completion of the offering contemplated by this prospectus, copies of the charter for our Audit Committee will be available without charge, upon request in writing to      or on the investor relations portion of our website, www.idsgrp.com.

Compensation Committee

Our Compensation Committee is comprised of     ,      and       . In addition, the Board has determined that      serving on our Compensation Committee is “independent.”

Following the completion of the offering contemplated by this prospectus, copies of the charter for our Compensation Committee will be available without charge, upon request in writing to or on the investor relations portion of our website, www.idsgrp.com.

Code of Ethics

We have adopted a code of ethics that applies to our executive officers, including, but not limited to, our chief executive and chief financial officers and to other members of management. Following the completion of the offering contemplated by this prospectus, copies of the Code of Ethics will be available without charge, upon request in writing to           or on the investor relations portion of our website, www.idsgrp.com.

Director Compensation

Directors who serve on our Board and who are also employed by us or one of our subsidiaries or affiliates are not entitled to receive a fee for serving as a director. Each non-employee director is entitled to receive a fee to be determined by the Board. Cash compensation of $25,000 was granted to one non-

employee director in 2007. All other non-employee directors were affiliated with, and compensated by, SV and were not granted additional compensation for serving on the Board.

In 2004, prior to becoming a member of the Board, C. Michael Armstrong was granted 1,118 options to purchase shares of our common stock to compensate him for certain advisory services that he provided to us. These options were subject to certain service-based vesting requirements. Consistent with other employees, in April of 2007, in connection with our decision to declare an extraordinary dividend, the Board accelerated the vesting of all of his remaining unvested options so that he would have the opportunity to exercise such options and participate in the dividend. In order to assist Mr. Armstrong in financing the exercise of his accelerated options and the tax consequences associated with the exercise of such options, the Company entered into a full recourse, interest-bearing promissory note with him. This note has been fully repaid.

Executive Compensation and Related Information

Compensation Discussion and Analysis

Overview of Objectives

This compensation discussion and analysis is intended to provide information regarding our compensation program for our named executive officers. It will discuss the philosophy of our compensation program, including how we determine the elements of compensation that we pay to our named executive officers, and why we have selected those elements in our compensation program.

Our executive compensation program is designed to provide compensation and benefits that are competitive with our peer companies in order to attract, retain, motivate and reward high quality executive officers that support our business objectives. A key objective of our executive compensation program is to cultivate a pay for performance atmosphere whereby the executive’s interests are closely aligned with the interests of our stockholders. In furtherance of this objective, we have implemented certain short and long-term compensation plans that link a substantial portion of each officer’s compensation with the achievement of objective corporate and individual performance goals.

Our named executive officers as of December 31, 2007 are Todd Davis (Chief Executive Officer), Richard Barnes (Chief Operating Officer and Chief Financial Officer), Kristopher Schmidt (General Counsel and Vice President of Human Resources and Information Services), Ronald Dolan (Vice President, Global Sales & Marketing) and David Nash (Vice President, Global Professional Services).

Role of the Board of Directors

As a private company controlled by a single stockholder, we have generally relied on the experience of the members of our Board to set compensation for our named executive officers and to establish and administer our compensation and benefits policies. To date we have not engaged in formal benchmarking and we have not engaged outside compensation consultants to review our compensation policies. Instead, our Board makes determinations with respect to our compensation policies based on its own assessment of what is appropriate in the marketplace based on our size and the industry in which we operate. The Board meets as frequently as determined necessary to review the performance of our named executive officers, to determine annual bonuses for the prior fiscal year, to evaluate whether any increase in base salary is warranted for the named executive officers and to set individual and corporate performance objectives for the following fiscal year. Our Board also determines whether any equity grants are appropriate and sets the parameters for such grants. Our Board works closely with our Chief Executive Officer when determining the appropriate compensation levels and performance goals for each fiscal year.

Compensation Elements

The four elements of executive compensation are (1) base salary, (2) annual performance-based incentive compensation, (3) long-term equity incentive compensation and (4) general employee benefits. These elements are intended to:

•	ensure that we continue to attract, retain, and motivate highly talented and qualified executives;

•	ensure profitable and responsible growth;

•	align annual performance based incentives with our strategic goals; and

•	align equity compensation with the long-term interests of our stockholders.

The following is a discussion of each of the four elements of our compensation program in greater detail:

Annual Base Salary

Each year we pay a base amount of compensation to each named executive officer for performing specific duties for us. In determining base salaries we evaluate several factors, including: (1) our past practice, (2) the executive’s qualifications, experience and industry knowledge, (3) the executive’s effectiveness as a leader of our company, (4) the scope of the executive’s job responsibilities, and (5) the executive’s past performance. Each of these factors is equally important during the Board’s annual review of base salary.

Annual Cash Performance Incentive

Each of our named executive officers participate in our 2007 Bonus Plan, or the “Bonus Plan.” The purpose of the Bonus Plan is to reward employees for their efforts in helping us meet or exceed financial and/or strategic goals. The Bonus Plan is subject to Board review and approval on an annual basis and thus may change in future years.

Under the Bonus Plan, executives may earn a certain percentage of their base salary, referred to in this prospectus as their “Bonus Potential,” based on the achievement of the performance targets described below. In particular, Mr. Davis’ and Mr. Barnes’ Bonus Potential is equal to 50% of their current base salary, Mr. Schmidt’s Bonus Potential is equal to 25% of his current base salary, Mr. Dolan’s Bonus Potential is equal to 13.3% of his current base salary and Mr. Nash’s Bonus Potential is equal to 8.7% of his current base salary.

Amounts earned by the named executive officers for 2007 were based primarily on a performance target, referred to in this prospectus as the “Performance Target EBITDA.” Performance Target EBITDA is calculated by calculating net income before interest expense, management fees and expenses, depreciation and amortization, intangible amortization, exceptional gains or losses, discontinued operations, other non-recurring items, taxes and stock compensation expenses. The Board determined that using Performance Target EBITDA as a performance target for the Bonus Plan would be appropriate because it reflects our year over year growth expectations for operating performance of the business. The Performance Target EBITDA levels were set by the Board, after consultation with management, based on the Board’s assessment of what would be reasonable and appropriate based on our past performance and growth strategies going forward. There is an escalated payment scale as follows:

% of
Performance
Target
EBITDA	% of Bonus
Achieved	Potential

<85%	0%
85-90%	10%
90-95%	40%
95-99%	70%
100%+	100%

80% of the Bonus Potential will be paid automatically to each of the named executive officers with the attainment of the Performance Target EBITDA outlined above. The remaining 20% of the Bonus Potential will be paid based on our aged gross accounts receivable balance (before allowance for doubtful accounts) as of December 31, 2007. If such balance is less than a specified target amount, the executives will be entitled to receive a minimum of 10% and a maximum of 20% of the Bonus Potential based on this performance objective. The lower the aged gross accounts receivable balance, the higher the percentage of the Bonus Potential that will be received by the executives with respect to this performance target.

For example, if the Bonus Potential for a named executive officer was 50% of his or her base salary or $100,000 and we achieved 100% of the Performance Target EBITDA and the aged gross accounts receivable balance (before allowance for doubtful accounts) qualified the executive for the minimum payout on that objective, the executive would be entitled to 90% of his or her Bonus Potential or $90,000 (80% of the amount attributable to the Performance Target EBITDA and 10% of the amount attributable to the gross accounts receivable target).

The achievement of the performance targets and the amount of the bonuses awarded to each named executive officer under the Bonus Plan will be determined by the Board following the completion of our fiscal year end audit for the year that ended on December 31, 2007. However, it is currently expected that each of the named executive officers will be entitled to a      % payout with respect to the Performance Target EBITDA (based on the achievement of      % of the Performance Target EBITDA) and a      % payout with respect to the gross accounts receivable target, which means that each of the named executive officers is expected to earn approximately      % of their Bonus Potential for 2007.

In addition, two of our named executive officers, Mr. Dolan and Mr. Nash, receive sales-based commissions. Mr. Dolan and Mr. Nash both serve in positions that generate our new sales initiatives. Accordingly, the Board determined that establishing commission arrangements for these executives was an appropriate incentive to enhance the performance of such executives and to generate additional sales for us.

Mr. Dolan is currently our Vice President, Global Sales and Marketing. His sales-based commission is calculated as an escalating percentage of our license revenue recorded in the current fiscal year and the associated first full year maintenance revenue, to a maximum of 2% of that calculated revenue. It is currently expected that Mr. Dolan will receive approximately $      in sales-based commissions for 2007.

Mr. Nash is currently our Vice President, Global Professional Services. His sales-based commissions are tied to our global professional services margin and global license margin. In particular, Mr. Nash will be entitled to receive a sales-based commission payment based on an escalating scale tied to global professional service margin performance versus budget and global license revenue performance versus budget. It is currently expected that Mr. Nash will receive approximately $      in sales-based commissions for 2007.

Long-Term Incentive Compensation

We provide long-term incentive compensation in the form of equity-based compensation to create a long-term incentive for our named executive officers’ successful execution of our business plan, to attract and retain key leaders, to align management with stockholder interests, and to focus our senior management on our long-term business strategy.

Stock Option Plan.  Prior to 2007, Messrs. Davis, Schmidt, Dolan and Nash were granted options to purchase shares of our common stock pursuant to the Holding 2003 Stock Option Plan, or the “Option Plan.” The number of options granted to each of the named executive officers was based on the Board’s determination of what was appropriate, including the Board’s assessment of current market practices, at the time of grant. However, the Board did not undertake a formal review of peer companies in reaching this conclusion. In April of 2007, in connection with our decision to declare an extraordinary dividend, the Board accelerated the vesting of all of the options that were subject to service-based vesting conditions so that the holders of such options could exercise such options and participate in the dividend. The Board determined that it was appropriate to accelerate such service-based options in order to reward the management team for their efforts in advancing our growth to date. The options that did not vest in April are subject to performance-based vesting conditions and will vest if SV achieves a predetermined return on its investment by August 1, 2008. We expect that SV will achieve the predetermined return on its investment in connection with this offering, and, accordingly, the performance-based options will vest at the completion of the offering.

Additionally, on December 27, 2007, we granted certain of our key employees, including all of the named executive officers, options to purchase shares of our common stock. The options have an exercise price that is below the fair market value of a share of common stock as of the date of grant and are subject to certain service-based and/or performance-based vesting conditions. The exercise price of these options is $      per share and the estimated fair market value of a share of common stock as of the date of grant was $      per share. These options were granted to reward members of the existing management team for their efforts in advancing our growth to date and to align the interests of the new members of the management team with the interests of our stockholders. Additionally, the options were granted at a discount to further reward members of the management team and to provide further incentive to the management team by giving them built in value on the options. Generally, 25% of the service-based options will vest on each of the first, second, third and fourth anniversary of the date the employee commenced employment with us. Performance-based options will vest if SV receives a predetermined return on its investment by August 1, 2008. However, the performance-based options will automatically vest upon the completion of this offering. Once vested, these options must be exercised no later than March 15 of the year following the year of vesting. The number of options granted to the named executive officers was based on the Board’s determination of what was appropriate, including the Board’s assessment of current market practices, at the time of grant. However, the Board did not undertake a formal review of peer companies in reaching this conclusion.

Restricted Stock Plan.  On April 27, 2007 our Board approved the Holding 2007 Stock Purchase and Restricted Stock Plan, or the “Restricted Stock Plan,” which provides for the sale of our common stock and the grant of restricted shares of our common stock to employees, consultants and eligible directors. In April of 2007, in connection with our decision to declare an extraordinary dividend, the Board determined it was appropriate, based on its assessment of current market practices, to provide certain executive officers, including Messrs. Davis, Schmidt and Dolan, an opportunity to purchase shares of our common stock at a per share purchase price of $       immediately prior to the record date for the dividend to allow such employees to participate in the dividend. The purchase price was $     per share, which is less than the fair market value of the shares as of the date the shares were purchased. The Board provided this opportunity to members of the management team in recognition of their dedication to our growth to date.

The acceleration of vesting for previously granted options, the new grant of service and performance-based options and the share purchase opportunity were in furtherance of our long-term incentive strategy, which is intended to align the interests of our employees with that of our stockholders by providing them with equity interests. In order to assist employees in financing the exercise of the accelerated options, the purchase of shares of our common stock and the tax consequences associated with such events, we entered into full recourse, interest-bearing promissory notes with the participating employees. As of February 8, 2008, each of our named executive officers has fully repaid any outstanding amounts on such promissory notes.

IDS Group, Inc. 2007 Stock Incentive Plan.  On December 27, 2007, in anticipation of this offering, the Board approved the IDS Group, Inc. 2007 Stock Incentive Plan, or the “2007 Plan,” as an additional means of rewarding our named executive officers and other key employees by granting equity-based compensation. The 2007 Plan was approved by our stockholders on February 11, 2008; however, no immediate grants under the 2007 Plan are contemplated. The 2007 Plan is intended to be consistent with market practice for public companies.

The 2007 Plan provides for the grant of equity-based compensation to our executive officers, directors and other key employees in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other performance-based awards.

Our Board intends to appoint the Compensation Committee to administer the 2007 Plan. The Compensation Committee will have the sole discretion to interpret the 2007 Plan, establish and modify administrative rules, impose conditions and restrictions on awards and take other actions that it deems necessary or advisable.

Subject to certain limitations and restrictions included in the 2007 Plan, the Compensation Committee may grant non-qualified stock options, incentive stock options or stock appreciation rights, or “SARs,” to participants in numbers, at prices, on terms and conditions that the Compensation Committee deems appropriate. SARs may be granted in connection with stock options or on a freestanding basis. The exercise price per share for each stock option and the base price of each freestanding SAR must be equal to or greater than the fair market value of one share of our common stock on the date that the stock option or SAR is granted.

Additionally, the Compensation Committee may award restricted shares of our common stock or restricted stock units that are subject to conditions and restrictions established by the Compensation Committee at the time of grant. Generally, restricted shares and restricted stock units are subject to forfeiture if the participant does not meet certain conditions, such as continued employment over a specified forfeiture period.

The Compensation Committee may also grant performance awards to participants under terms and conditions that it deems appropriate. A performance award entitles a participant to receive a payment of cash or shares of common stock. The amount of the award may vary based upon the attainment of predetermined performance targets over a specified period of time. The performance targets will be determined by the Compensation Committee.

The 2007 Plan provides for awards of up to        shares of our common stock, which represents approximately  % of our common stock. The Board determined it was appropriate to reserve approximately  % of our common stock for issuance under the 2007 Plan based on its assessment of current market practices. However, the Board did not undertake a formal review of peer companies in reaching this conclusion. Shares covering awards that expire, are forfeited or are cancelled, or otherwise settled without the issuance of shares will be available for further awards under the 2007 Plan. The number of shares available for issuance under the 2007 Plan and awards granted under the 2007 Plan will be subject to anti-dilution adjustments upon the occurrence of significant corporate events (including any recapitalization, merger, consolidation or other change in capitalization with a similar substantive effect on the 2007 Plan or the awards granted under the 2007 Plan).

In the event of a change of control, all awards granted under the 2007 Plan will become immediately and fully exercisable and all restrictions shall lapse, unless the Compensation Committee reasonably determines that awards will be honored, assumed or substituted following the change in control. The Compensation Committee may make such a determination only if the honored, assumed or substitute awards (1) are based on stock traded on an established U.S securities market, (2) provide rights, terms and conditions that are identical or better than the rights, terms and conditions of the award prior to the change in control, (3) have substantially equivalent economic value to the award prior to the change in control and (4) provide that if a participant is involuntarily terminated, any restrictions on transfers or exercisability shall be waived or shall lapse.

Generally, a participant’s rights and interest under the 2007 Plan may not be assigned or transferred other than by will or the laws of descent and distribution and, during the lifetime of a participant, only the participant personally (or if applicable, the participant’s beneficiary) may exercise rights under the 2007 Plan. The Compensation Committee may permit, on terms and conditions as it establishes, a participant to transfer an award to certain family members for estate-planning purposes.

The 2007 Plan will become effective immediately prior to the consummation date of this offering and will remain in effect until the tenth anniversary of such date unless earlier terminated by the Board.

U.S. Tax Treatment of Awards.  The following is a general summary of the United States federal income tax consequences with respect to awards that may be granted under the 2007 Plan. This summary is not intended to be complete and does not describe any state, local foreign or other tax consequences that may be applicable.

•	Non-Qualified Stock Options. A participant will not recognize income upon the grant of a nonqualified stock option. The participant will recognize ordinary income at the time the non-qualified stock option is exercised in an amount equal to the excess of the fair market value on the date of exercise over the exercise price for such shares. We will be entitled to a corresponding deduction equal to the amount of ordinary income recognized by the participant. The deduction will be allowed at the time such income is recognized by the participant.

•	Incentive Stock Options. A participant will not recognize income upon the grant or exercise of an incentive stock option and we will not be entitled to a deduction, as long as the participant holds the shares for at least two years from the date of grant and one year from the date of exercise, referred to in this prospectus as the “Restricted Period.” If the shares are disposed of during the Restricted Period, then the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares upon exercise over the exercise price for such shares, and we will be entitled to a corresponding deduction at the same time the participant recognizes such income.

•	Stock Appreciation Rights. Generally, a participant receiving a SAR on a freestanding basis will not recognize income at the time the SAR is granted. If the participant receives the appreciation inherent in the SAR in cash, the cash will be taxed as ordinary income at the time it is received, and we will be entitled to a corresponding deduction. If a participant receives the appreciation inherent in a SAR in stock, the spread between the then current market value and the base price will be taxed as ordinary income at the time it is received and we will be entitled to a corresponding deduction. In either case, the deduction will be allowed when the participant recognizes such income.

•	Restricted Shares, Restricted Stock Units, and Performance-Based Awards. Restricted shares and restricted stock units that are subject to a substantial risk of forfeiture result in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of common stock over the purchase price of the restricted shares or restricted stock units at the time the restrictions lapse. Performance-based awards are generally subject to tax as ordinary income at the time of payment. In each of the foregoing cases, we will have a corresponding deduction at the same time the participant recognizes such income.

Benefits

We provide all of our employees with employee benefits, including health benefits, life insurance, disability benefits and a 401(k) plan. The named executive officers participate in the same benefit plans and programs as other similarly situated employees, which are intended to be consistent with market practice.

Severance

Generally, we do not have employment agreements with our executive officers. However, we entered into a letter agreement with Mr. Davis on June 3, 2005 that entitles him to severance equal to one year of base salary and a pro-rata portion of the bonus for the year of termination in the event he is terminated without cause. We also entered into a letter agreement with Mr. Barnes on June 15, 2007 that entitles him to severance equal to one year of base salary in the event he is terminated without cause. We intend to enter into employment agreements with Mr. Davis and Mr. Barnes prior to the consummation of this offering. For additional information regarding severance, see “— Summary Compensation Table”, note 4.

Impact on Compensation Design of Tax and Accounting Considerations

Certain tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the U.S. Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the U.S. Internal Revenue Code, which affect the deductibility of, and imposes certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

We also intend to take into consideration the potential impact of Section 162(m) of the U.S. Internal Revenue Code, which generally disallows a tax deduction for public companies for compensation in excess of $1 million paid in any year to the Chief Executive Officer and the four next most highly compensated executive officers unless the amount of such excess is payable solely upon the attainment of objective performance criteria. To the extent consistent with our compensation program, we intend to structure our compensation program in a manner that preserves the tax deductibility of the compensation paid to our executive officers. However, where the policies behind our compensation program warrant non-deductible compensation, we may take compensatory actions without regard to deductibility.

Accounting considerations are also taken into account in designing the compensation programs made available to our executive officers. Principal among these is SFAS 123R, which addresses the accounting treatment of certain equity-based compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation awarded to our named executive officers in 2007.

					Non-Equity
				Option	Incentive Plan	All Other
		Salary	Bonus	Awards(3)	Compensation	Compensation(4)	Total
Name	Year	($)	($)	($)	($)	($)	($)

Todd Davis	2007	$300,000	*	$2,020,364	*	$313	$2,320,677
Chief Executive Officer
Richard Barnes(1)	2007	131,330	*	—	*	498	131,828
Chief Financial Officer and Chief Operating Officer
Michael Mehr(2)	2007	25,000	*	—	*	32,942	57,942
Vice President, Finance and Administration
Kristopher Schmidt	2007	200,000	*	910,546	*	3,480	1,114,026
General Counsel and Vice President, Human Resources and Information Systems
Ronald Dolan	2007	225,000	*	380,137	*	1,114	606,251
Vice President, Global Sales and Marketing
David Nash	2007	177,325	*	123,509	*	3,965	304,799
Vice President, Global Professional Services

*	To be completed by amendment, when available.

(1)	Mr. Barnes commenced employment with us and began serving as the Chief Financial Officer and Chief Operating Officer on July 9, 2007.

(2)	Mr. Mehr served as the Vice President of Finance and Administration until his departure on February 15, 2007. From February 16, 2007 through July 9, 2007, Kathleen Jordan Stowe, a principal of SV, served as the interim Chief Financial Officer, but Ms. Stowe was not compensated by us for her service, as her services were covered by the fee payable pursuant to the management services agreement between us and SV.

(3)	As described above (see “— Stock Option Plan” and “— Restricted Stock Plan”), in April 2007, certain options granted to our executive officers (other than Mr. Barnes and Mr. Mehr) were accelerated. Additionally, certain officers were provided with the opportunity to purchase shares of our common stock at a discount to the then fair market value of our common stock. The amount in this column is based on the dollar amount recognized for financial statement reporting purposes pursuant to SFAS 123R (see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Stock-Based Compensation”) for the value associated with the acceleration of the options and the value associated with the opportunity to purchase shares of our common stock at a discount to the then fair market value of our common stock (treating the opportunity to purchase the discounted shares as an option), including the value of the discount.

(4)	All other compensation includes 401(k) employer match, certain taxable fringe benefits, and cash paid in lieu of electing benefits coverage. Additionally, on April 14, 2007 we entered into an agreement with Mr. Mehr to finalize the terms of his separation from us. The separation agreement provided for a lump sum cash payment to Mr. Mehr equal to $32,318 in exchange for certain non-compete and non-solicitation covenants and his execution of a general release of claims against us.

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards Table summarizes the awards made to the named executive officers under any plan in 2007.

Fair
								All Other			Market
								Option		Grant Date	Value
		Estimated Future Payouts			Estimated Future Payouts			Awards:	Exercise	Fair Value	of
		Under Non-Equity Incentive			Under Equity Incentive			Number of	or Base	of Stock	Option
		Plan Awards(1)			Plan Awards(2)			Securities	Price of	and	Awards at
					Thres-		Maxi-	Under-	Option	Option	Grant
	Grant	Threshold	Target	Maximum	hold	Target	mum	lying	Awards	Awards	Date
Name	Date	($)	($)	($)	(#)	(#)	(#)	Options(3)	($/sh)	($)(4)	($/sh)

Todd Davis	12/31/07	$15,000	$150,000	$150,000						$1,428,577
Chief Executive	4/27/07									—
Officer	12/27/07				—	*	*	*	*	*	*

Richard Barnes	12/31/07	6,567	65,665	65,665
Chief Financial	12/27/07				—	*	*		*	*	*
Officer and Chief Operating Officer	12/27/07				—	*	*		*	*	*

Michael Mehr	—	—	—	—	—	—	—	—	—	—	—
Vice President, Finance and Administration

Kristopher Schmidt	12/31/07	5,000	50,000	50,000				*	*	—
General Counsel	4/27/07							*	*	787,035	*
and Vice President, Human Resources and Information Systems	12/27/07				—	*	*		*	*	*

Ronald Dolan	12/31/07	—	243,178	—				*	*	297,798
Vice President, Global	4/27/07							*	*	*	*
Sales and Marketing	12/27/07				—	*	*	*	*		*

David Nash	12/31/07	46,500	105,000	—	—	*	*		*	*	*
Vice President,	12/27/07
Global Professional Services

*	To be completed by amendment when available.

(1)	Represents the threshold, target and maximum bonuses payable under the 2007 Annual Bonus Plan, and for Mr. Dolan and Mr. Nash, the Sales Based Commission Plans.

(2)	Represents options granted pursuant to the Stock Option Plan that vest upon the attainment of certain performance goals. Other than Mr. Davis’ grant of options to purchase shares of common stock, these options will vest in the event that prior to August 1, 2008 the SV Investment Funds receive a pre-determined return on their capital investment in the company (the “Performance Hurdle”) and the employee is still an employee of the company. These options expire on March 15th the year following the date they become vested and exercisable. Mr. Davis’ grant of options to purchase shares of common stock also vest upon the achievement of the Performance Hurdle, but expire on July 30, 2008.

(3)	Mr. Barnes’ options are service options that vest with respect to 25% on June 15, 2008 and 25% on each of the first, second, and third anniversaries of that date. Mr. Barnes’ service options terminate on March 15th of the year following the year in which all of the options become vested and exercisable.

(4)	As described above (see “— Restricted Stock Plan”), in April 2007, our executive officers (other than Mr. Barnes and Mr. Mehr) were provided with the opportunity to purchase shares of our common stock at a discount to the then fair market value of our common stock. The amount in this column is based on the dollar amount recognized for financial statement reporting purposes pursuant to SFAS 123R (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock-Based Compensation”) for that transaction (treating the opportunity to purchase such shares as an option), including the value of the discount.

Employment Agreements

We plan to enter into employment agreements with Todd Davis, our Chief Executive Officer, and Richard Barnes, our Chief Operating Officer and Chief Financial Officer, which will formalize the terms of the offer letters that were previously agreed upon by us and the applicable executive. Under the proposed agreements, Mr. Davis and Mr. Barnes will each be entitled to base salary and a performance bonus. The agreements fix the base salary for Mr. Davis at $300,000 and for Mr. Barnes at $275,000. Each will also be eligible to receive a performance based bonus of up to fifty percent of their base salary if certain incentive targets and performance objectives established by the Board are achieved. The executives will also be eligible to participate in our general employee benefit plans. The proposed agreements provide that if either of these executives is terminated without cause (as defined in the agreement), the executive will be entitled to receive continued payment of their base salary for a period of one year following termination and Mr. Davis will be entitled to receive a pro-rata portion of his performance bonus for the fiscal year in which he was terminated. Both Mr. Davis and Mr. Barnes will be subject to confidentiality requirements and post-termination non-competition and non-solicitation provisions. The proposed employment agreements are currently being finalized with the executives.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the stock and option awards for each named executive officer as of the end of 2007.

Option Awards
	Number of	Number of
	Securities	Securities	Equity Incentive
	Underlying	Underlying	Plan Awards:
	Unexercised	Unexercised	Number of Securities	Option	Option
	Options(#)	Options(#)	Underlying Unexercised	Exercise	Expiration
Name	Exercisable	Unexercisable	Unearned Options(#)	Price($)	Date

Todd Davis			*	*	7/30/08
Chief Executive Officer			*	*	3/15/09

Richard Barnes		*			3/15/12
Chief Financial Officer and Chief Operating Officer			*		3/15/09

Michael Mehr	-	-	-	-
Vice President, Finance and Administration

Kristopher Schmidt			*	*	3/15/09
General Counsel and Vice President, Human Resources and Information Systems

Ronald Dolan			*	*	3/15/09
Vice President, Global Sales and Marketing

David Nash			*	*	3/15/09
Vice President, Global Professional Services

* To be completed by amendment when available.

Option Exercised and Stock Vested

The following Option Exercises and Stock Vested Table summarizes the options exercised by and stock vesting with respect to our named executive officers in 2007.

	Option Awards(1)		Stock Awards
	Number of		Number of
	Shares	Value Realized	Shares	Value
	Acquired on	Upon	Acquired on	Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)(1)	(#)	($)

Todd Davis	*	$2,163,714	*	*
Chief Executive Officer

Richard Barnes	*	—	*	*
Chief Financial Officer and Chief Operating Officer

Michael Mehr	*	90,264	*	*
Vice President, Finance and Administration

Kristopher Schmidt	*	776,900	*	*
General Counsel and Vice President, Human Resources and Information Systems

Ronald Dolan	*	406,180	*	*
Vice President, Global Sales and Marketing

David Nash	*	180,524	*	*
Vice President, Global Professional Services

* To be completed by amendment when available.

(1)	As described above (see “ — Restricted Stock Plan”), in April 2007, our executive officers (other than Mr. Barnes) were provided with the opportunity to purchase shares of us at a discount to the then fair market value of our common stock and certain service options were accelerated and exercised in connection with the Recapitalization. The amount in this column represents the amount realized by the executives in connection with these transactions, including the value of the discount and the value of the amount recognized upon exercise of the accelerated service options.

Pension Benefits

We do not sponsor any pension benefit plans.

Nonqualified Deferred Compensation

We do not sponsor any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

Assuming the employment of Mr. Davis or Mr. Barnes were to be terminated without cause as of December 31, 2007, each would be entitled to the following severance payments under the terms of the offer letters described above (see “— Severance”):

Officer	Severance

Todd Davis	$450,000	(1)
Richard Barnes	$275,000

(1)	This assumes 100% of the bonus performance targets for the year of termination have been achieved.

The proposed employment agreements are expected to include the same severance entitlements. These are the only circumstances under which any of the executives will be entitled to any payment upon the termination of employment.

Generally, upon a change of control, all options granted pursuant to the Stock Option Plan become fully vested and cancelled in exchange for a payment in cash equal to the excess, if any, of the price per share of common stock offered in connection with the change of control over the exercise price for such options unless the Board reasonably determines in good faith, prior to the occurrence of the change of control, that such options shall be honored, assumed or substituted with new rights.

Indemnification of Officers and Directors

Pursuant to our certificate of incorporation and our by-laws, each of the named executive officers is to be indemnified for certain actions taken by these executive officers in their capacity as executive officers. In addition, prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement. See “Description of Capital Stock — Limitation of Liability of Directors; Indemnification of Directors.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described as required in “Management” and the transactions described below, since January 1, 2005, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that, other than the arrangements set forth below, all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Dividend

On May 9, 2007, we paid a special dividend, which was deemed a return of capital for tax purposes, of approximately $67.1 million in the aggregate to our common stockholders.

Management Services Agreement

On August 15, 2003, we entered into an agreement, which we refer to as the “Management Services Agreement,” with SV to retain it and any of its affiliates or designees to provide consulting and advisory services to us. Pursuant to the Management Services Agreement, we agree to pay SV (1) an annual advisory fee of $500,000, payable annually in advance, which contemplated that our board of directors could increase the fee as we would increase in size or scope; and (2) simultaneously with the closing of an acquisition of us by a third party or the sale by us or any of our subsidiaries of any business or a material portion of the assets of a business, an amount equal to 2% of all consideration paid in such transaction. We also agree to reimburse SV for various travel-related and other costs and expenses, for the service of any designee of SV on our or our affiliates’ board of directors and in connection with any of our equity or debt financing. In addition, the Management Services Agreement includes an indemnification provision, pursuant to which we agreed to indemnify SV and its officers, directors, employees, agents and controlling persons against claims, losses and expenses as incurred arising in connection with services rendered under the agreement.

On April 10, 2007, we and SV amended the Management Services Agreement to provide that any recapitalization or initial public offering would require a payment by us to SV of 2% of the consideration paid in such transaction. The amendment also revised the advisory fee provision in the Management Services Agreement to provide for an annual advisory fee ranging from $500,000 to $1,000,000 based on our performance in the prior year.

On April 13 and May 4, 2007, pursuant to the Management Services Agreement, we paid SV a fee of $1.95 million in the aggregate in connection with our entry into the Goldman Sachs Credit Facility.

On       , 2008, we entered into an amended and restated Management Services Agreement with SV. Pursuant to that agreement, upon completion of this offering, SV will receive a transaction fee of 2% of the aggregate consideration paid for all securities sold in the offering before deducting underwriters’ commissions and discounts and other fees and expenses, and a transaction fee of 2% of the amount of any credit facilities obtained by us after repayment of our obligations under the Goldman Sachs Credit Facility. In addition, in consideration for the termination of SV’s annual advisory fee under our Management Services Agreement, SV will receive a one-time fee of $           with the consummation of the offering.

Registration Rights Agreement

On          , 2008, we entered into a registration rights agreement with the SV affiliates. Pursuant to this agreement, the SV affiliates have the right to make an unlimited number of requests that we register their shares of our common stock under the Securities Act of 1933. In any demand registration, all of the parties to the registration rights agreement have the right to participate on a pro rata basis, subject to certain conditions. In addition, if we propose to register any of our shares (other than registrations related to exchange offers, benefit plans and certain other exceptions), all of the holders of registration rights under the registration rights agreement have the right to include their shares in the registration statement, subject to certain conditions.

Director Indemnification Agreements

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement. See “Description of Capital Stock — Limitation of Liability of Directors; Indemnification of Directors.”

Management Stock Subscription Agreements and Management Stockholder Promissory Notes

On April 27, 2007, we entered into management stock subscription agreements with various employees and non-employee directors. Pursuant to the Amended and Restated Holding 2007 Stock Purchase and Restricted Stock Plan, those agreements provide for the sale of our common stock and the grant of restricted shares of our common stock to those employees and non-employee directors at a per share purchase price of $          . The purchase price was $      per share, which is less than the fair market value of the shares as of the date the shares were purchased.

Under the management stock subscription agreements, stockholders have “tag-along” rights to sell their shares on a pro rata basis with the SV affiliates in significant sales to third parties. Similarly, the SV affiliates have “drag-along” rights to cause stockholders other than the SV affiliates to sell their shares on a pro rata basis with the SV affiliates in significant sales to third parties. The employees and non-employee directors who are parties to the management stock subscription agreements are subject to “put” and “call” rights that entitle them to require us to purchase their shares and that entitle us to require them to sell their shares to us upon any termination of the their employment with us. Upon the consummation of this offering, these provisions of the management stock subscription agreements will terminate.

On May 8, 2007, each of the employees and non-employee directors with whom we entered into management stock subscription agreements executed two full recourse, interest-bearing promissory notes, pursuant to which we agreed to advance funds to finance (1) the purchase of shares of our common stock and (2) their tax withholding obligations incurred in connection with such purchase. One director, however, did not enter into the tax withholding promissory note. The notes can also be called by us at our discretion ahead of a public offering, payable immediately prior to such public offering. As of February 8, 2008, each of our executive officers and directors has fully repaid any outstanding amounts on such promissory notes.

Subscription Rights Agreement

We have granted subscription rights to certain officers, directors, former directors and former employees to purchase shares of our common stock, pursuant to the terms of a management stock subscription agreement dated April 27, 2007. If we complete an initial public offering by August 1, 2008 and meet a specified performance hurdle, options to purchase 11,959 shares will become vested.

Arrangement Between SV and Certain Executive Officers

From time to time, Messrs. Barnes and Davis make themselves available to SV to provide assistance in connection with other SV investments and investment opportunities. There is currently no compensation in connection with this arrangement.

Thoughtworks

Thoughtworks, Inc., a company in which SV has a minority interest, performed consulting services for us in 2005, which they received compensation of approximately $     . In connection with the termination of our relationship with Thoughtworks, we entered into a settlement agreement in 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2007 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

The principal and selling stockholders are offering a total of           shares of our common stock in their offering, assuming no exercise of the overallotment option by the underwriters. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after December 31, 2007. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after December 31, 2007 are included for that person or group but not the stock options or warrants of any other person or group.

Percentage of beneficial ownership is based on     shares of common stock outstanding as of December 31, 2007 and           shares of common stock outstanding after completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o IDS Group, Inc., 80 South Eighth Street, Suite 1500, Minneapolis, MN 55402.

Shares
	Shares Beneficially				Beneficially
	Owned before		Shares to be Sold		Owned after
	the Offering		in the Offering		the Offering
5% Stockholders Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent

Funds advised by SV Investment Partners LLC(1)
505 Fifth Avenue, 28th floor New York, New York 10017
Executive Officers and Directors
Todd Davis
Richard Barnes
Kristopher Schmidt
Gerry Perham
David Nash
Ronald Dolan
Doug Schick
C. Michael Armstrong
Nicholas Somers
Kathleen Jordan Stowe
W. Montague Yort
All executive officers and directors as a group

(1)	Includes shares owned by Schroder Ventures US Fund L.P. 1, shares owned by Schroder Ventures US Fund L.P. 2, shares owned by SV (Nominees) Limited as Nominee of Schroder Ventures Investments Limited and shares owned by Schroder Ventures US Fund Co-Investment Scheme.

DESCRIPTION OF CAPITAL STOCK

Our amended and restated certificate of incorporation, which we refer to in this prospectus as our “certificate of incorporation,” will become effective prior to the completion of this offering. It authorizes             shares of common stock, no par value. As of December 31, 2007, there were     shares of our common stock issued and outstanding. In addition, our certificate of incorporation authorizes             shares of preferred stock, no par value, none of which has been issued or is outstanding.

Our amended and restated by-laws will also become effective upon the completion of this offering. We refer to our amended and restated by-laws in this prospectus as our “by-laws.”

The following descriptions of our capital stock and provisions of our certificate of incorporation and by-laws are summaries of their material terms and provisions and are qualified by reference to our certificate of incorporation and by-laws, copies of which will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part. The descriptions reflect changes to our certificate of incorporation and by-laws that will occur upon the completion of this offering.

Common Stock

Each holder of our common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

The holders of our common stock will be entitled to receive any dividends and other distributions that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in the Goldman Sachs Credit Facility.

Holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and non-assessable. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

                     is the transfer agent and registrar for our common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors will have the authority, without further vote or action by the stockholders, to issue up to             shares of preferred stock in one or more series and to fix the number of shares of any class or series of preferred stock and to determine its voting powers, designations, preferences or other rights and restrictions. The issuance of preferred stock could adversely affect the rights of holders of common stock. Also, the existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of and the voting and other rights of the holders of common stock. We have no present plan to issue any shares of preferred stock.

Corporate Opportunities

Our certificate of incorporation will provide that our stockholders that are affiliates of SV have no obligation to offer us an opportunity to participate in business opportunities presented to SV or its officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither SV nor its officers, directors, agents, members, partners or affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Change of Control Related Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law

A number of provisions in our certificate of incorporation and by-laws and under the Delaware General Corporation Law may make it more difficult to acquire control of us. These provisions, including the authorization of blank check preferred stock that is described above and the limitation on our ability to remove directors and advance notice requirements that are described below, may have the effect of discouraging a future takeover attempt not approved by our board of directors but that individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our board of directors will have sufficient time to act in what the board of directors believes to be in the best interests of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer.

  Board of Directors; Vacancies and Removal of Directors

Our certificate of incorporation will provide that our board of directors will serve    -year terms. Our certificate of incorporation will provide that directors may be removed only for cause at a meeting of stockholders upon the affirmative vote of the holders of greater than a majority of the outstanding shares of our common stock entitled to vote for the election of the director. Vacancies in our board of directors may be filled only by our board of directors. Any director elected to fill a vacancy will hold office until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our by-laws will provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the board of directors (but may not be less than three directors).

These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Calling Stockholder Meetings; Action by Written Consent

Our by-laws will require advance notice for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Also, special meetings of the stockholders may only be called by the board of directors or upon a request by holders of at least 30% in voting power of all the outstanding shares entitled to vote at that meeting. Our certificate of incorporation and by-laws will prohibit stockholders from taking action by written consent in lieu of an annual or special meeting.

These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

  Delaware Takeover Statute

We expect to opt out of Section 203 Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Limitation of Liability of Directors; Indemnification of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation does not eliminate our directors’ duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate of incorporation provides that we are required to indemnify and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our by-laws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of September 30, 2007, we will have an aggregate of           shares of common stock outstanding or           shares if the underwriters exercise their over-allotment option in full (in each case assuming and no exercise of outstanding options). Of the outstanding shares, all the shares sold in this offering will be freely tradable, except that any shares purchased by affiliates (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below.

Sales of Restricted Securities

The remaining           shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. In addition, as a result of the lock-up agreements described below, market stand-off agreements between us and our stockholders, and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	no shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of lock-up agreements, as described below under “— Lock-up Agreements;” and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter.

Lock-up Agreements

We and our directors, officers and holders of substantially all of our shares and stock options, have entered into lock-up agreements that provide, subject to specified exceptions, that we and these holders will not (1) offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock or (2) enter into any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock, without the prior written consent of Thomas Weisel Partners LLC and Piper Jaffray & Co. for a period of 180 days from the date of this prospectus.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Following the lock-up periods, we estimate that approximately           shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act. The lock-up agreements are described below in “Underwriting — No Sale of Similar Securities.”

Rule 144

Under Rule 144 as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for at least six months is generally entitled to sell such shares without complying with the registration requirements of the Securities Act. If such person or group of persons whose shares are required to be aggregated are affiliated with us, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of

•	1% of the then outstanding shares of common stock, which will be approximately shares immediately after this offering, and

•	the average weekly trading volume in our common stock in the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of such sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to notice requirements, requirements as to the availability of current public information about us and, in the case of affiliates of ours, manner of sale provisions. To the extent that shares were acquired from an affiliate of ours, such person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell shares of our common stock that they purchased pursuant to Rule 701 under Rule 144 without complying with the holding period requirements of Rule 144. However, all shares issued under Rule 701 are subject to the 180-day lock-up agreements described above and will only become eligible for sale at the expiration of such agreements.

As of September 30, 2007,     shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock Options

As of September 30, 2007, options to purchase an aggregate of          shares of our common stock were outstanding under our equity incentive plans. We intend to file a registration statement on Form S-8 under the Securities Act and as permitted by the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our employee stock purchase and restricted stock plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

Registration Rights

Stockholders currently representing substantially all of the shares of our common stock will have the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

UNDERWRITING

Thomas Weisel Partners LLC and Piper Jaffray & Co. are acting as the representatives of the underwriters and joint book-running managers of this offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below, have severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
Needham & Company, LLC

Total

Of the           shares to be purchased by the underwriters,           shares will be purchased from us and           will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Piper Jaffray & Co. expects to deliver the shares of common stock to purchasers on or about          , 2008.

Over-allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of        additional shares of our common stock from us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included:

•	the valuation multiples of publicly traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development and the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may re-allow, concessions not in excess of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds to us before estimated expenses payable by us of $          .

	Per Share		Total
	With	Without	With	Without
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

The expenses of the offering are expected to be $       , all of which will be paid by us.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We and our directors, officers and the selling stockholders have entered into lock-up agreements that provide, subject to specified exceptions, that we and these holders will not, without the prior written consent of Thomas Weisel Partners LLC and Piper Jaffray & Co. (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock now owned or with respect to which the directors, officers and selling stockholders now have beneficial ownership within the rules and regulations of the SEC or (2) enter into any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock, for 180 days after the date of this prospectus.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Nasdaq Global Market Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “IDSI”.

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed 5% of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.  The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Overseas Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or “Relevant Member State,” each Underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or “FSMA,” except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The underwriters will not offer or sell any of our shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Relationships with Underwriters

Certain of the underwriters and their affiliates have in the past provided financial advisory services, and the underwriters or their affiliates may provide, from time to time in the future, commercial banking, financial advisory, investment banking or other services for us in the ordinary course of their business, for which they have received or may receive customary fees. From time to time, certain of the underwriters or their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities. We have engaged, and may in the future, engage in transactions with and perform services for one or more of the underwriters or their respective affiliates in the ordinary course of our business.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or “the Code,” Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or “the IRS,” with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of IDS (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, or a partnership or entity taxable as a partnership, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the U.S. Internal Revenue Code of 1986.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

United States Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement of which this prospectus forms a part (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatement of the 2004, 2005, 2006 consolidated financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the Securities and Exchange Commission’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding us and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete and, if such contract or document is filed as an exhibit to the registration statement, you should refer to the applicable exhibit attached to the registration statement for a copy of the actual contract or document.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s website www.sec.gov.

IDS GROUP, INC. AND SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of December 31, 2005 (as restated) and 2006 (as restated), and September 30, 2007 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2004 (as restated), 2005 (as restated), and 2006 (as restated); and for the Nine Months Ended September 30, 2006 (unaudited) and 2007 (unaudited)
F-4
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) for the Years Ended December 31, 2004 (as restated), 2005 (as restated), and 2006 (as restated) and the Nine Months Ended September 30, 2007 (unaudited)
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 (as restated), 2005 (as restated), and 2006 (as restated) and the Nine Months Ended September 30, 2006 (unaudited) and 2007 (unaudited)
F-6
Notes to Consolidated Financial Statements as of December 31, 2005 (as restated) and 2006 (as restated) and September 30, 2007 (unaudited) and for the Years Ended December 31, 2004 (as restated), 2005 (as restated), and 2006 (as restated) and for the Nine Months Ended September 30, 2006 (unaudited) and 2007 (unaudited)
F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IDS Group, Inc. and Subsidiaries:
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of IDS Group, Inc. and Subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 16. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 16, the accompanying consolidated financial statements have been restated.

/s/  Deloitte & Touche LLP

Minneapolis, Minnesota
May 31, 2007 (February 12, 2008 as to the effects of the restatement discussed in Note 16)

IDS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31,		September 30,
	2005	2006	2007
	(As Restated —		(Unaudited)
	See Note 16)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,238	$436	$2,186
Accounts receivable — less allowance for doubtful accounts of $369, $333, and $320, respectively	18,952	29,902	12,744
Unbilled services	368	135	482
Prepaid expenses and other current assets	1,904	2,521	3,587
Current assets of discontinued operations (Note 3)	690	1,075	1,121

Total current assets	23,152	34,069	20,120

PROPERTY AND EQUIPMENT — Net (Note 7)	4,556	4,915	4,696

GOODWILL AND INTANGIBLE ASSETS (Note 8):
Goodwill	28,628	28,628	28,628
Intangible assets — net of accumulated amortization of $13,836, $19,588, and $23,909, respectively	18,436	12,705	8,426

Total goodwill and intangible assets	47,064	41,333	37,054
OTHER ASSETS:
Deferred financing costs and deposits	196	132	4,138
Other noncurrent assets	—	122	190
NONCURRENT ASSETS OF DISCONTINUED OPERATIONS (Note 3)	84	43	44

TOTAL	$75,052	$80,614	$66,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Revolving credit facility (Note 9)	$9,165	$—	$2,800
Accounts payable	4,808	2,461	2,610
Accrued expenses and other liabilities	3,388	4,401	4,902
Current maturities of long-term debt (Note 10)	3,010	3,011	3,521
Deferred revenue	15,587	24,005	8,796
Current liabilities of discontinued operations (Note 3)	571	1,169	1,216

Total current liabilities	36,529	35,047	23,845

LONG-TERM LIABILITIES:
Working capital facility (Notes 9 and 10)	—	9,299	—
Long-term debt-net of current maturities (Note 10)	9,727	6,073	85,366
Deferred rent and other noncurrent liabilities	4,001	4,645	5,146

Total long-term liabilities	13,728	20,017	90,512

COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock — no par value — 200,000 shares authorized; 100,651, 100,651 and 110,760 shares issued and outstanding (Note 4)	30,891	30,947	39,550
Notes receivable for common stock	—	—	(3,271)
Accumulated deficit	(5,646)	(5,011)	(83,991)
Accumulated other comprehensive loss	(450)	(386)	(403)

Total stockholders’ equity (deficit)	24,795	25,550	(48,115)

TOTAL	$75,052	$80,614	$66,242

See accompanying notes to consolidated financial statements.

IDS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(As Restated — See Note 16)			(Unaudited)

REVENUE:
License revenue	$8,498	$10,225	$12,414	$7,702	$9,020
Software maintenance and support revenue	21,505	21,981	22,346	16,465	18,236
Services and other revenue	11,629	12,160	12,918	9,740	11,243

Total revenue	41,632	44,366	47,678	33,907	38,499

COST OF REVENUE:
Cost of license revenue	104	197	204	32	366
Cost of software maintenance, services and other	13,500	13,143	12,621	9,368	10,504
Depreciation and amortization related to cost of revenue	6,132	6,110	6,228	4,659	4,671

Total cost of revenue	19,736	19,450	19,053	14,059	15,541

GROSS PROFIT	21,896	24,916	28,625	19,848	22,958

OPERATING EXPENSES:
Research and development	11,780	12,096	11,550	8,036	11,625
General and administrative	5,375	5,862	6,419	5,134	8,904
Sales and marketing	4,574	4,902	4,845	3,568	4,389
Depreciation and amortization	1,059	928	1,297	918	1,174
Restructuring charges and other expenses	438	1,316	1,322	320	2,065

Total operating expenses	23,226	25,104	25,433	17,976	28,157

INCOME (LOSS) FROM OPERATIONS	(1,330)	(188)	3,192	1,872	(5,199)

OTHER EXPENSE:
Interest expense — net	979	1,135	1,506	1,116	5,073
Loss on early extinguishment of debt	331	—	—	—	—

Total other expense	1,310	1,135	1,506	1,116	5,073

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	(2,640)	(1,323)	1,686	756	(10,272)
INCOME TAX PROVISION (BENEFIT)	(576)	700	90	67	640

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(2,064)	(2,023)	1,596	689	(10,912)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	(391)	(1,046)	(961)	(579)	(930)

NET INCOME (LOSS)	$(2,455)	$(3,069)	$635	$110	$(11,842)

BASIC EARNINGS (LOSS) PER COMMON SHARE:
Continuing operations	$(20.63)	$(20.10)	$15.86	$6.85	$(104.26)
Discontinued operations	(3.91)	(10.39)	(9.55)	(5.75)	(8.89)
Net earnings (loss)	(24.54)	(30.50)	6.31	1.09	(113.14)
DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Continuing operations	$(20.63)	$(20.10)	$15.27	$6.59	$(104.26)
Discontinued operations	(3.91)	(10.39)	(9.20)	(5.54)	(8.89)
Net earnings (loss)	(24.54)	(30.50)	6.08	1.05	(113.14)
SHARES USED IN COMPUTING EARNINGS (LOSS) PER SHARE:
Basic	100,044	100,628	100,651	100,651	104,663
Diluted	100,044	100,628	104,511	104,511	104,663

See accompanying notes to consolidated financial statements.

IDS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share amounts)

					Accumulated
			Notes		Other	Total
			Receivable	Accumulated	Comprehensive	Stockholders’
		Common	for Common	Income	Income	Equity
	Shares	Stock	Stock	(Deficit)	(Loss)	(Deficit)

BALANCE — December 31, 2003 as previously reported	100,000	$30,078	—	$4	$(251)	$29,831
Prior Period Adjustment (see Note 16)	—		—	(126)	—	—

BALANCE — December 31, 2003 (as restated — (see Note 16))	100,000	30,078	—	(122)	(251)	29,705
Amortization of stock-based compensation	—	5	—	—	—	5
Issuance of common stock	620	200	—	—	—	200
Additional capitalized costs	—	584	—	—	—	584

Comprehensive loss:
Net loss	—	—	—	(2,455)	—	(2,455)
Accumulated other comprehensive loss — net unrealized loss on foreign currency translation	—	—	—	—	(134)	(134)

Total comprehensive loss	—	—	—	—		(2,589)

BALANCE — December 31, 2004 (as restated — (see Note 16))	100,620	30,867	—	(2,577)	(385)	27,905
Amortization of stock-based compensation	—	14	—	—	—	14
Issuance of common stock	31	10	—	—	—	10

Comprehensive loss:
Net loss	—	—	—	(3,069)	—	(3,069)
Accumulated other comprehensive loss — net unrealized loss on foreign currency translation	—	—	—	—	(65)	(65)

Total comprehensive loss	—	—	—	—	—	(3,134)

BALANCE — December 31, 2005 (as restated — (see Note 16))	100,651	30,891	—	(5,646)	(450)	24,795
Stock-based compensation expense	—	56	—	—	—	56
Comprehensive income:
Net income	—	—	—	635	—	635
Accumulated other comprehensive income — net unrealized gain on foreign currency translation	—	—	—	—	64	64

Total comprehensive income	—	—	—	—	—	699

BALANCE — December 31, 2006 (as restated — (see Note 16))	100,651	30,947	—	(5,011)	(386)	25,550
Stock-based compensation expense (unaudited)	—	5,344	—	—	—	5,344
Dividend (unaudited)	—			(67,138)		(67,138)
Issuance of common stock (unaudited)	10,109	3,259	—	—	—	3,259
Notes receivable for common stock (unaudited)	—	—	(3,271)	—	—	(3,271)
Comprehensive loss (unaudited):
Net loss (unaudited)	—	—	—	(11,842)	—	(11,842)
Accumulated other comprehensive loss — net unrealized loss on foreign currency translation (unaudited)	—	—	—	—	(17)	(17)

Total comprehensive income (unaudited)	—	—	—	—	—	(11,859)

BALANCE — September 30, 2007 (unaudited)	110,760	$39,550	$(3,271)	$(83,991)	$(403)	$(48,115)

See accompanying notes to consolidated financial statements.

IDS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(As Restated — See Note 16)			(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,455)	$(3,069)	$635	$110	$(11,842)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,191	7,038	7,524	5,577	5,843
Amortization of interest rate collar	(358)	—	—	—	—
Non-cash amortization of debt financing costs	11	63	63	48	544
Deferred income taxes	—	—	(80)	473	582
Stock-based compensation	5	14	56	42	5,344
Provision for doubtful accounts	307	384	289	279	155
Changes in assets and liabilities that relate to operations:
Accounts receivable	(1,696)	2,836	(11,068)	9,380	16,975
Unbilled services	1,144	544	(91)	237	(239)
Prepaid expenses and other current assets	(270)	(828)	264	21	(1,487)
Accounts payable	(13)	1,448	(1,415)	(1,883)	594
Deferred revenue and other	1,197	(5,358)	8,558	(10,574)	(15,247)

Net cash provided by operating activities	5,063	3,072	4,735	3,710	1,222

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(716)	(1,623)	(2,106)	(2,018)	(1,220)
Purchases of intangible assets	(124)	(45)	(6)	(4)	(43)
Acquisition of IDS Group plc — net of cash acquired	(584)	—	—	—	—

Net cash used in investing activities	(1,424)	(1,668)	(2,112)	(2,022)	(1,263)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of working capital facility	(11,814)	(7,803)	(7,816)	(6,318)	(17,044)
Borrowings from working capital facility	8,866	11,421	7,951	6,646	10,546
Repayments of long-term debt	(15,954)	(4,962)	(3,674)	(2,602)	(8,832)
Issuance of long-term debt	14,400	—	35	35	88,609
Issuance of common stock	200	10	—	—	—
Payments of debt financing costs	(270)	—	—	—	(4,550)
Payment of dividends	—	—	—	—	(67,138)

Net cash provided by (used in) financing activities	(4,572)	(1,334)	(3,504)	(2,239)	1,591
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	(933)	70	(881)	(551)	1,550
CASH FLOWS FROM DISCONTINUED OPERATIONS:
Net cash provided by discontinued
Operating activities	143	171	214	155	117
Investing activities	—	—	—	—	—
Financing activities	—	—	—	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	143	171	214	155	117
EFFECT OF EXCHANGE RATE CHANGES	(134)	(5)	(135)	(185)	83

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(924)	236	(802)	(581)	1,750
CASH AND CASH EQUIVALENTS — Beginning of period	1,926	1,002	1,238	1,238	436

CASH AND CASH EQUIVALENTS — End of period	$1,002	$1,238	$436	$657	$2,186

INVESTING AND FINANCING
NONCASH ACTIVITIES:
Notes from stockholders	$—	$—	$—	$—	$3,259
Adjustment to acquisition related costs	175	—	—	—	—
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$803	$1,107	$1,872	$1,629	$3,927
Cash paid for taxes	58	53	263	119	133

See accompanying notes to consolidated financial statements.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands)

1.	Description of Business

On June 13, 2003 (date of inception), IDS Group, Inc. (formerly Twins Acquisition, Inc. and referred to herein as the Company), a Delaware corporation, incorporated for the purpose of purchasing IDS Group plc (the Predecessor). On June 26, 2003, the Company acquired 20% of the outstanding common stock of the Predecessor and accounted for the losses of the Predecessor under the equity method of accounting. On July 31, 2003, the Company accumulated 50% of the outstanding common stock of the Predecessor and began consolidating the operations of the Predecessor. By October 2003, the Company had acquired 100% of the outstanding common stock of the Predecessor. The consolidated financial statements and notes include the Company and subsidiaries.

The Company is a leading provider of asset finance origination and portfolio management software and services used by financial institutions and equipment manufacturers to automate and improve the asset finance origination process, as well as manage the associated accounting, administration and compliance requirements of an asset finance portfolio. The Company and the Predecessor have been in business for over 30 years and has offices in North America, Europe, India, Australia and Singapore.

The Company provides its solutions globally to approximately 250 customers, who rely on the Company’s software as a key element of their asset finance management systems. The Company’s primary customers are the equipment finance units of commercial banks and other financial institutions, as well as the finance divisions of equipment manufacturers.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information — The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the consolidated statements of stockholders’ equity (deficit) and comprehensive income (loss) for the nine months ended September 30, 2007 are condensed and unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2007 and its results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Basis of Presentation — The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States and include accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation. The Company views its operations and manages its business as one reportable segment, the development and marketing of computer software and related services, including license fees, consulting and maintenance and customer support, as presented in the Consolidated Statements of Operations. Factors used to identify the Company’s single operating segment include the financial information available for evaluation by the chief operating decision maker in making decisions about how to allocate resources and assess performance.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

during the period. Management’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Management’s estimates and assumptions are evaluated on an ongoing basis. Significant estimates include the allowance for doubtful accounts receivable, the deferred tax asset valuation allowance, technological feasibility of developed software, the ability to estimate hours in connection with fixed fee service contracts, the determination of whether fees are fixed and determinable and collection is probable or reasonably assumed and the valuation and recoverability of goodwill and identified intangible assets. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

Risks and Uncertainties — The Company is subject to risks and uncertainties common to technology-based companies, including rapid technological change, dependence on principal products and third-party technology, new product development and acceptance, actions of competitors, dependence on key personnel, international expansion, lengthy sales cycle, and availability of sufficient capital.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash in banks and investments with a maturity of 90 days or less at time of purchase.

Stock-Based Compensation — Effective January 1, 2006, the Company adopted Financial Accounting Statement Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123R (revised 2004), Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The Company adopted the standard using the prospective transition method, which requires the application of the accounting standard to all share-based awards issued on or after the date of adoption (see Note 4).

Revenue Recognition — The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. The Company derives revenue from software licenses, software maintenance and support services and others. Maintenance includes telephone and technical support, bug fixes, and rights to unspecified upgrades on a when-and-if-available basis. Professional services include project planning and management, implementation and testing, user training, consulting, and ongoing customer support.

For software arrangements that include multiple elements (e.g., software products and/or maintenance or services), the Company allocates the total arrangement fee using the residual method. Under the residual method, the fair value of the undelivered maintenance and service elements, as determined by vendor-specific objective evidence (VSOE), is deferred and the remaining (residual) arrangement fee is recognized as software product revenue. In software arrangements in which the Company does not have VSOE for the undelivered elements, all revenue is deferred until the earlier of when VSOE is determined for the undelivered elements or when all elements have been delivered.

Generally, professional services are sold separately and the Company has established VSOE on this basis. VSOE for maintenance is determined based upon the customer’s annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, revenue from perpetual licenses is recognized upon delivery using the residual method in accordance with SOP 98-9, and revenue from maintenance is recognized ratably over the respective term. Maintenance is renewable annually, and the majority of the maintenance is invoiced on a calendar-year basis.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

Revenue from license fees is recognized when a noncancelable agreement has been executed, the product has been shipped or electronically delivered, there are no uncertainties surrounding product acceptance, the fee is fixed or determinable, and collection of the related receivable is considered probable. Software license fees are due within 12 months of the date of shipment. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If the Company does not consider collection to be probable, revenue is recognized when the fee is collected. License revenue related to temporary licenses is recognized ratably over the term of the license period.

Typically the Company’s software is licensed “off the shelf”, without significant modification or customization. Where services the Company provides are essential to the functionality of the software or another element of a contract, such as conducting custom software development as part of a software license sale, all related revenue is recognized based on the percentage-of-completion method. This is normally measured based on the number of total hours of services performed compared to an estimate of the total hours to be incurred. Significant judgments and estimates related to the use of percentage-of-completion accounting include whether the services being provided are essential to the functionality of the software or another element of a contract and whether the total service hours to be performed can be reasonably estimated.

Deferred revenue is recorded when amounts are billed to customers and a related receivable is recognized but one or more elements of the above-described revenue recognition policy have not yet been met. The components of deferred revenue were as follows:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

License fees	$129	$561	$1,233
Maintenance	15,197	23,363	7,533
Other	261	81	30
Long-term portion of maintenance, presented in deferred rent and other non-current liabilities	—	—	42

	$15,587	$24,005	$8,838

Generally, the Company includes an indemnification clause in its software licensing agreement that indemnifies the licensee against costs of damages awarded in any claims of patent, copyright, trademark, or trade secret infringement by the Company’s software. The Company also agrees to defend any such claim on behalf of the licensee. The Company has incurred insignificant costs as a result of this type of indemnification clause, and the Company does not maintain a product warranty liability related to such indemnification clauses.

Concentrations of Credit Risk and Significant Customers — Financial instruments that potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. In 2005, one customer accounted for 11.7% of revenue. No single customer accounted for 10% or more of revenue for fiscal 2004 or 2006, or trade accounts receivable at December 31, 2005 or 2006.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

Geographic Information — The United States and the United Kingdom are the only countries from which the Company generated revenue exceeding 10% of consolidated revenue. Total revenue by geographic location was as follows:

	December 31,
	2004	2005	2006

United States	$31,490	$36,217	$40,181
United Kingdom	5,578	5,598	4,435
Other	4,564	2,551	3,062

	$41,632	$44,366	$47,678

Long-lived assets by geographic location were as follows:

	December 31,
	2005	2006

United States	$51,033	$45,536
Other	671	755

	$51,704	$46,291

Property and Equipment and Intangible Assets — Property and equipment are stated at cost less accumulated depreciation. Improvements which extend the useful life are capitalized and expenditures for repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets; or the shorter of the estimated useful lives and underlying lease term (in the case of leasehold improvements and capital lease equipment). Estimated useful lives generally range from two to 10 years. Intangible assets include purchased and developed software, purchased customer relationships and trademarks. Amortization of these definite-lived intangible assets is computed using the straight-line method over the estimated useful lives of the related assets, which range from five to 10 years.

Definite-lived intangible and other long-lived assets are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or changes in circumstances that indicate the carrying amount may not be recoverable include, but are not limited to, a significant decrease in the market value of the business or asset acquired, a significant adverse change in the extent to or manner in which the business or asset acquired is used or a significant adverse change in the business climate. If such events or changes in circumstances are present, the undiscounted cash flows method is used to determine whether the definite-lived intangibles or long-lived asset is impaired. Cash flows would include the estimated terminal value of the asset and exclude any interest charges. If the carrying value of the asset exceeds the undiscounted cash flows over the estimated remaining life of the asset, the asset is considered impaired, and the impairment is measured by reducing the carrying value of the asset to its fair value using the discounted cash flows method. The discount rate utilized is based on management’s best estimate of the related risks and return at the time the impairment assessment is made. Definite-lived intangible and other long-lived assets were not impaired and no impairment charges were recorded.

Goodwill — The Company’s goodwill arose from the acquisition of the common stock of the Predecessor in 2003 (see Note 1), accounted for as a purchase under SFAS No. 141, Business Combinations. The Company accounts for goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is not amortized but must be

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The first step of the impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill and intangible assets with indefinite lives. If fair value exceeds book value, goodwill is not considered impaired, and the second step of the impairment test is unnecessary. If book value exceeds fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. For this step the implied fair value of the goodwill is compared with the book value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss would be recognized in an amount equal to that excess. Any loss recognized cannot exceed the carrying amount of goodwill. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited once the measurement of that loss is completed. The Company completed its annual goodwill impairment assessments in October for each respective year. Goodwill was not impaired and no impairment charges have been recorded.

Research and Development — Research and development expenditures, which include software development costs, are expensed as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs once technological feasibility is established. Significant judgment is required in determining when a product becomes “technologically feasible.” Software development costs are capitalized after a product becomes technologically feasible and before its general release to customers. Capitalized development costs are then amortized over the product’s estimated life beginning upon general release of the product. Quarterly, products’ unamortized capitalized costs are compared to their net realizable value. To the extent unamortized capitalized cost exceeds net realizable value based on the product’s estimated future gross revenue (reduced by the estimated future costs of completing and selling the product) the excess is written off. This analysis requires estimation of future gross revenue associated with certain products and the future costs of completing and selling certain products. Changes in these estimates could result in write-offs of capitalized software costs. The Company had no capitalized software at December 31, 2005 and 2006.

Deferred Financing Costs — Deferred financing costs of $132 are included in other assets, net of amortization, as of December 31, 2006. Deferred financing costs are being amortized using the straight-line method over the estimated remaining maturity of the related debt and are included in interest expense on the consolidated statement of operations.

Income Taxes — The Company calculates income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes. Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheet. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to settle or be realized. The Company has operations in various locations outside of the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in various locations and the applicable rates. Tax rate changes are reflected in income during the period such changes are enacted. As part of this process, assessments are made as to the likelihood that deferred tax assets will be realized from future taxable income. When, based on these assessments, it is determined that the realization of a deferred tax asset is not “more likely than not,” a valuation allowance is established. The determination of the need for a valuation allowance is based upon a number of assumptions, judgments, and estimates, including

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

historical operating results, forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which the Company operates. To the extent that a valuation allowance is established or adjusted in a period the change is reflected with a corresponding increase or decrease to the tax provision in the consolidated statements of operations.

In July 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109. FIN No. 48 creates a single model to address accounting for uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Specifically under FIN No. 48, the tax benefits from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. FIN No. 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting interim periods, disclosure and transition.

Effective January 1, 2007, the beginning of its fiscal year, the Company adopted FIN No. 48. FIN No. 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. First, the tax position is evaluated for recognition by determining if it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. If the tax position is deemed “more likely than not” to be sustained, the tax position is then assessed to determine the amount of the benefit to be recognized in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

The adoption of FIN No. 48 resulted in a reclassification of $300 (unaudited) of gross unrecognized tax benefits from accrued expenses to uncertain tax positions within deferred rent and other long-term liabilities. At September 30, 2007 the Company’s total unrecognized tax benefits were $300 (unaudited). The Company’s policy is to record interest expense and penalties within the provision for income taxes on the consolidated statements of operations. As of the adoption of FIN No. 48, $14 of interest expense (unaudited) has been included in the gross amount of the unrecognized tax benefits. There were no changes in the total of unrealized tax benefits as of January 1, 2007 due to the adoption of FIN No. 48. The Company’s unrecognized tax benefits at September 30, 2007 relate to various foreign and state jurisdictions.

When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Foreign Currency Translation — All assets and liabilities of the Company’s foreign subsidiaries and affiliates are translated from local currencies to United States dollars at period end rates of exchange, while revenue and expenses are translated at the average exchange rates during the period. The functional currency for each of the Company’s foreign subsidiaries and affiliates is the respective local currency. Gains or losses resulting from foreign currency translation are included in the accumulated other comprehensive income section of the Consolidated Balance Sheet. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s local currency) are included in the consolidated statement of operations and were not significant during the periods presented.

Comprehensive Income (Loss) — Comprehensive income (loss), includes net income (loss) and items defined as other comprehensive income (loss) such as foreign currency translation adjustments. Such

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

disclosures are included in the consolidated statements of stockholders equity (deficit) and comprehensive income (loss).

Derivative Instruments and Hedging Activities — The Company records every derivative instrument, including certain derivative instruments embedded in other contracts, to be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains or losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. As of December 31, 2005 and 2006, the Company had no derivatives outstanding.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is intended to increase consistency and comparability among fair value estimates used in financial reporting. As such, SFAS No. 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS No. 157 does not apply to accounting standards that require (or permit) measurements that are similar to, but not intended to represent, fair value. Fair value, as defined in SFAS No. 157, is the price to sell an asset or transfer a liability and therefore represents an exit price, not an entry price. The exit price is the price in the principal market in which the reporting entity would transact. Further, that price is not adjusted for transaction costs. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 will be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Company is currently assessing the impact of adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The election to measure the financial instrument at fair value is made on an instrument-by-instrument basis for the entire instrument, with few exceptions, and is irreversible. SFAS No. 159 is effective for the Company and subsidiaries on January 1, 2008. The Company is currently evaluating the impact of this pronouncement on the Company’s consolidated financial statements.

In June 2007, the FASB reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 will be effective in the first quarter of fiscal year 2009. The Company is currently evaluating the impact that this statement will have on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations, which replaced SFAS No. 141. SFAS No. 141 (revised 2007) retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. SFAS No. 141 (revised 2007) will be effective on February 1, 2009 and is applicable to business combinations that occur on or after this date.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

The Company is currently evaluating the impact that this statement will have on the Company’s consolidated financial statements.

In December 2007 the FASB also issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains it controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS No. 160 will have an effect on the Company’s consolidated financial statements.

3.	Discontinued Operations

The Company has decided that further investments in its FleetWare software product, which it offered primarily in the United Kingdom, is not consistent with the Company’s operating strategies. During 2006 the Company had active negotiations with a potential acquiror of FleetWare but a sale was ultimately not consummated. The Company currently plans to sell FleetWare. The Company accounts for the results of FleetWare as discontinued operations within the Company’s financial statements, with revenue and expenses having been reclassified out of continuing operations and included in the discontinued operations in the statements of operations.

Operating results of the discontinued operations are summarized below:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Revenue	$4,205	$2,439	$2,541	$1,897	$2,129

Loss from discontinued operations before income taxes	$(391)	$(1,046)	$(961)	$(579)	$(930)
Income tax provision (benefit)	—	—	—	—	—

Loss on disposal of discontinued operations — net of tax	$(391)	$(1,046)	$(961)	$(579)	$(930)

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

Net assets of discontinued operations consist of the following:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Current assets	$690	$1,075	$1,121
Property and equipment	84	43	44

Total assets	774	1,118	1,165
Current liabilities	571	1,169	1,216

Net assets (liabilities) of discontinued operations	$203	$(51)	$(51)

4.	Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which revised SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The Company adopted the standard using the prospective transition method, which requires the application of the accounting standard to all share-based awards issued or modified on or after the date of adoption.

Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB 25, and related interpretations, while it accounted for options granted to non-employees in accordance with SFAS 123, and related interpretations. In 2004, 2005 and 2006, the Company recognized compensation expense of $5, $14 and $56, respectively, for options issued to non-employees.

No options were granted during 2006. Had compensation costs for employee transactions been determined based on fair value at the grant date for awards in 2004 and 2005, consistent with the provisions of SFAS 123, the Company’s net loss would have been changed to the pro forma amounts indicated below:

	December 31,
	2004	2005

Net loss — as reported	$(2,455)	$(3,069)
Stock-based compensation expense determined using the fair value based method for all awards	(94)	3

Net loss — pro forma	$(2,549)	$(3,066)

Basic and diluted income (loss) per common share:
As reported	$(24.54)	$(30.50)
Pro forma	(25.48)	(30.47)

Accruing compensation expense may require estimates, and adjustments of those estimates in later periods may be necessary. During 2005 and 2006, certain stock options were forfeited as certain employee obligations were not satisfied; therefore, the estimate of compensation expense in previous periods was reversed in the period of forfeiture.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

The weighted-average fair value of each option granted in employee transactions was $239 and $161 for 2004 and 2005, respectively. The fair value of employee stock options was estimated at the grant date using the Black-Scholes option pricing model by applying the following assumptions:

	December 31,
	2004	2005

Dividend yield	0.00%	0.00%
Volatility †	0.00%	0.00%
Expected life	5 years	4 years
Risk-free rate of return	3.42%	3.28-4.36%

†	Under SFAS 123 for purposes of option valuation, the volatility for non-public companies was considered to be zero.

The Company recognized an expense of $4,000 (unaudited) during the nine months ended September 30, 2007 in relation to the exercise of options to purchase approximately 4,657 shares of common stock granted during this period. Due to the incurrence of debt and associated payment of a special dividend contemplated by the Company’s Board of Directors at the time that these options were granted (see Note 10), the Company utilized the Binomial option pricing model in determining the fair value of options granted during 2007. The Binomial option pricing model is generally considered to be more accurate than the Black-Scholes option pricing model in situations where there is more than one source of variability, such as dividend payments. The fair value of the shares of common stock underlying these options was estimated at the grant date to be $851 (unaudited) by applying the following assumptions:

2007

Dividend yield	0.00%
Volatility	17.35%
Expected life	1 week
Risk-free rate of return	4.81%

In April 2007, the Company’s Board of Directors accelerated the vesting of options to purchase, approximately 2,350 shares held by employees, directors and former directors of the Company were immediately vested in anticipation of a special dividend being made to stockholders in May 2007. Under SFAS 123R, significant modifications to existing option awards require a re-measurement of the value of the awards as modified, and the recording of any incremental expense over the revised expected life of the awards. As the options were vested in anticipation of immediate exercise, the Company recorded the entire expense of $1,400 (unaudited) in relation to the modification of these option awards.

All of the option awards outstanding and vested at the end of April 2007 were exercised at that time. The Company elected to facilitate these exercises by accepting promissory notes as payment for the exercises from the option holders. In accordance with SFAS 123R, these notes will be classified as a reduction of equity until redeemed. At September 30, 2007, $3,271 aggregate principal amount of such promissory notes (unaudited) remained classified as reduction of equity.

Shares purchased under these option awards remain bound by a subscription agreement that confers certain rights to and restrictions on the stockholders until such time as the Company’s shares have been made available for sale to the public in the United States pursuant to an underwritten public offering of common stock (see Note 14). Until the offer and sale of shares are registered, the primary stockholders and the Company retain certain rights of first refusal on any other sale or transfer of shares. Under

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

certain limited circumstances, the Company can be compelled to repurchase the shares from stockholders upon the death, disability or retirement of the stockholder at fair market value as reasonably determined by the Board of Directors.

The following table sets forth, for each of the periods indicated, the amount of stock-based compensation attributable to each of the following categories:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Cost of software maintenance, services and other	$—	$—	$—	$—	$282
Research and development	—	—	—	—	950
General and administrative	5	14	56	42	3,732
Sales and marketing	—	—	—	—	380

Total stock-based compensation	$5	$14	$56	$42	$5,344

Stock Option Plans — The Company’s 2003 Stock Option Plan (the 2003 Plan) was ratified by the Company’s Board of Directors effective August 1, 2003. Under the 2003 Plan, a total of 25,000 shares of common stock were reserved for issuance upon the exercise of stock options. The 2003 Plan is administered by the Company’s Board of Directors. The options expire 10 years after the date of grant. In November 2004, the Company’s Board of Directors increased the number of shares reserved under the 2003 Plan to 27,367.

On April 27, 2007, the Company’s Board of Directors approved the 2007 Stock Purchase and Restricted Stock Plan. Under the 2007 Stock Purchase and Restricted Stock Plan, a total of 25,000 shares of common stock have been reserved for sale of common stock or grant of restricted shares of common stock. This plan is administered by the Company’s Board of Directors.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

Stock option activity under both plans since inception through September 30, 2007 (unaudited), was as follows:

		Outstanding Options
			Weighted
			Average
	Shares		Exercise	Aggregate
	Available	Number of	Price	Intrinsic
	for Grant	Shares	per Share	Value

Outstanding at December 31, 2003	15,766	9,234	$322.37	$
Granted in 2004	—	12,894	322.37	—

Outstanding at December 31, 2004	5,239	22,128
Granted in 2005	—	8,839	322.37	—
Exercised	—	(31)	322.37	—
Forfeited	—	(16,241)	322.37	—

Outstanding at December 31, 2005	12,641	14,695
Forfeited	—	(3,927)	322.37	—

Outstanding at December 31, 2006	16,568	10,768		7,735
Granted in 2007 (unaudited)	—	4,657	322.37	—
Exercised (unaudited)	—	(10,109)	322.37	—
Forfeited (unaudited)	—	(497)	322.37	—

Outstanding at September 30, 2007 (unaudited)	37,408	4,819		$183

Options outstanding, vested, and currently exercisable by exercise price at December 31, 2006:

Outstanding Options Expected to Vest				Options Exercisable and Vested
		Weighted				Weighted
		Average		Weighted		Average
	Number of	Remaining	Aggregate	Average		Remaining	Aggregate
Exercise	Options	Contractual	Intrinsic	Exercise	Number of	Contractual	Intrinsic
Price	Outstanding	Life (Years)	Value	Price	Options	Life (Years)	Value

$322.37	7,972	7.9	$5,727	$322.37	2,796	7.3	$2,008

Options outstanding, vested, and currently exercisable by exercise price at September 30, 2007 (unaudited):

Outstanding Options Expected to Vest				Options Exercisable and Vested
		Weighted				Weighted
		Average		Weighted		Average
	Number of	Remaining	Aggregate	Average		Remaining	Aggregate
Exercise	Options	Contractual	Intrinsic	Exercise	Number of	Contractual	Intrinsic
Price	Outstanding	Life (Years)	Value	Price	Options	Life (Years)	Value

$322.37	4,819	< 1	$183	$—	None	—	$—

5.	Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Potential dilutive shares of 22,128, 14,695, 10,768 and 4,819 which include outstanding options to purchase common stock, have not been included in the computation of diluted net loss per share for 2004, 2005, 2006 and the nine-month period ending September 30, 2007, respectively, as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Numerator:
Net income (loss)	$(2,455)	$(3,069)	$635	$110	$(11,842)
Denominator for historical and basic net income (loss) per share:
Weighted average common shares outstanding	100,044	100,628	100,651	100,651	104,663
Net income (loss) per share — basic	$(24.54)	$(30.50)	$6.31	$1.09	$(113.14)

Denominator for historical diluted net income (loss) per share:
Weighted average common shares outstanding	100,044	100,628	100,651	100,651	104,663
Dilutive effect of stock options	—	—	3,860	3,860	—
Denominator for net income (loss) per common share — diluted	100,044	100,628	104,511	104,511	104,663
Net income (loss) per share — diluted	$(24.54)	$(30.50)	$6.08	$1.05	$(113.14)

Common Stock — In November 2004, the Company amended its Certificate of Incorporation to increase the total number of authorized shares of common stock from 1,000 to 200,000 shares, without par value. Also in November 2004, the Company effected a 100-for-1 stock split which has been reflected in the share amounts for all periods presented. In addition, in December 2004, an advisor to the Company’s Board of Directors acquired 620 shares of common stock for $200.

The Company has only one class of stock, with equivalent voting and participation rights accruing to all stockholders. Certain holders of the Company’s stock received their shares under the terms of a subscription agreement which grants additional rights to and imposes certain restrictions on such shares (see Note 14).

6.	Leases

The Company leases certain office facilities and equipment under capital and operating lease arrangements. In the United States and the United Kingdom, the Company has entered into subleases with various tenants for excess space leased by the Company but not needed for its current operations.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

Future gross minimum payments for capital and noncancelable operating leases and subtenant obligations under subleases as of December 31, 2006 are as follows:

				Net
	Capital	Operating	Subtenant	Operating
Years ending December 31	Leases	Leases	Obligation	Leases

2007	$167	$2,461	$912	$1,549
2008	37	1,932	558	1,374
2009	5	1,868	560	1,308
2010	—	1,868	561	1,307
2011	—	1,868	563	1,305
Future years	—	4,383	2,684	1,699

Net minimum lease payments	$209	$14,380	$5,838	$8,542

Less amount representing interest	(12)

Present value of minimum lease payments	$197

For the years ended December 31, 2004, 2005, and 2006 and nine months ended September 30, 2006 and 2007 rent expense was $1,854, $1,539, $1,438, $1,362 and $1,497 respectively.

7.	Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Property and equipment:
Continuing operations	$4,556	$4,915	$4,696
Discontinued operations	84	43	44

Property and equipment	$4,640	$4,958	$4,740

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Computer equipment	$8,151	$8,201	$9,284
Furniture and fixtures	2,775	2,947	3,080
Leasehold improvements	3,076	3,313	3,771

	14,002	14,461	16,135
Less accumulated depreciation	9,362	9,503	11,396

Property and equipment — net	$4,640	$4,958	$4,740

Depreciation expense for December 31, 2004, 2005, and 2006 and the nine months ended September 30, 2006 and 2007 (unaudited) was $1,689, $1,289, $1,772, $1,266 and $1,522, respectively.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

8.	Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	Estimated
	Useful	December 31,		September 30,
	Life	2005	2006	2007
				(Unaudited)

Goodwill		$28,628	$28,628	$28,628
Other intangible assets:
Developed software	5-10 years	27,376	27,376	27,376
Customer relationships	6 years	4,700	4,700	4,700
Trademarks	6 years	196	217	259

Total other intangible		32,272	32,293	32,335
Less accumulated amortization:
Developed software		11,888	16,825	20,528
Customer relationships		1,893	2,676	3,264
Trademarks		55	87	117

Total amortization		13,836	19,588	23,909

Other intangible assets — net		$18,436	$12,705	$8,426

Goodwill and intangible assets — net		$47,064	$41,333	$37,054

Amortization expense for the years ended December 31, 2004, 2005 and 2006 and nine months ended September 30, 2006 and 2007 (unaudited) was $5,739, $5,749, $5,752, $4,311 and $4,321, respectively. Estimated amortization expense for fiscal years 2007 through 2011, and thereafter is as follows:

Years Ending December 31

2007	$5,752
2008	3,920
2009	1,027
2010	570
2011	546
Thereafter	890

$12,705

Amortization expense related to developed software for the years ended December 31, 2004, 2005, and 2006 was $4,938. For the nine months ended September 30, 2006 and 2007, amortization expense related to developed software was $3,703. All amortization expense related to developed software is included in depreciation and amortization related to cost of revenue in the accompanying consolidated statement of operations.

9.	Revolving Credit Facility

In April 2007, the Company secured a revolving credit agreement (Revolver) providing the ability to borrow up to $10,000. The Revolver was entered into along with a new Term Loan as discussed in Note 10 and is subject to the same financial covenants and conditions as the Term Loan. Interest accrues

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

on the outstanding balance under the Revolver at (a) LIBOR plus the margin on the Tranche A term loan or (b)  the higher of the U.S. Federal Funds rate and the prime rate plus 3.5%. At September 30, 2007, the interest rate on the Revolver was 11.25%. A commitment fee of 0.375% is due quarterly on the unused balance. At September 30, 2007, there was $2,800 outstanding under the revolving credit agreement and interest due of $1.

The Revolver replaced the working capital facility entered into with the Bank of Scotland that gave the Company the ability to borrow up to $11,000 at December 31, 2006 and up to $9,000 at December 31, 2004 and 2005 for general working capital requirements. Amounts borrowed under that facility were subject to the terms and conditions of a Demand Promissory Note (the Demand Promissory Note) dated October 8, 2004 which was amended effective October 2005. Any borrowings outstanding under the Demand Promissory Note were secured by substantially all of the assets of the Company and were payable to the Bank of Scotland on demand, or on December 12, 2006 when the Demand Promissory Note, as amended, was to expire. The Demand Promissory Note carried an interest rate at the bank’s base rate, as defined (which was equal to 4.24% and 5.5% at December 31, 2005 and 2006, respectively) plus 1.5%. Borrowings were available in multiple currencies. Amounts outstanding under the Demand Promissory Note at December 31, 2005 and 2006 were $9,165 and $9,299, including accrued interest, respectively, with $0 and $1,693 unused and available at December 31, 2005 and 2006, respectively. The working capital facility was renewed prior to December 12, 2006, and then was replaced by the Revolver in April 2007.

10.	Debt

Debt consists of the following:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Revolving credit facilities	$9,165	$9,299	$2,800
Term loan — note dated October 8, 2004	10,080	7,200	—
Notes payable for capitalized leases	242	136	21
Net present value of Seismiq future royalty payments (Note 13)	2,415	1,748	1,132
Tranche A term loan	—	—	69,125
Tranche B term loan	—	—	18,609

Total debt	21,902	18,383	91,687
Less current maturities	12,175	3,011	6,321

Long-term debt	$9,727	$15,372	$85,366

At December 31, 2006, the future maturities of current and long-term debt, excluding the Seismiq royalty payments are as follows:

Years Ending December 31

2007	$3,011
2008	2,885
2009	1,440
2010	9,299

Total	$16,635

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

In April 2007, the Company refinanced its existing working capital facility with a $70,000 term loan (Tranche A); in May 2007 a second tranche of the term loan (Tranche B and together with Tranche A, the Term Loan) of $17,500 was funded and the Company entered into the Revolver with Goldman Sachs Specialty Lending Group, L.P. (see Note 9). All of the U.S. assets of the Company are pledged as collateral for these loans. The term of the new Term Loan is five years. The proceeds from these facilities were used to repay the outstanding working capital facility of $10,210 and long-term debt of $5,843, as well as to provide a special dividend of $67,138 to stockholders.

The Tranche A term loan carries an interest rate based on the London inter-bank offered rate (LIBOR) plus 4.5% if the leverage ratio is greater than 4:1 or LIBOR plus 4.0% if the leverage ratio is less than 4:1. Principal repayments on the Tranche A term loan began September 30, 2007 and are due in equal quarterly installments of $875 through March 31, 2012. The Tranche B term loan carries an interest rate of 15.5% with a payment in kind (PIK) feature that has interest capitalized into the principal of the debt and does not have scheduled amortization payments. The Tranche B term loan can be prepaid only following repayment in full of the Tranche A term loan and is due in full in April 2012.

The Term Loan and Revolver require the Company to meet certain financial covenants, including, among other things, minimum twelve month trailing consolidated adjusted earnings before interest, taxes, depreciation and amortization (Consolidated Adjusted EBITDA) objectives, a minimum leverage ratio and a fixed charge coverage ratio. Consolidated Adjusted EBITDA is defined as net income adjusted for, to the extent deducted or added in calculating net income, as the case may be: (a) interest expense net of interest income, (b) depreciation and amortization expense, (c) management fees paid pursuant to our management services agreement, (d) other non-cash expenses, (e) restructuring charges and other expenses, (f) loss from discontinued operations, (g) income tax provision (benefit), (h) a workforce adjustment as defined under our credit facility and (i) adds back as expense capitalized software development costs. Additionally, the Term Loan and Revolver restrict the Company’s ability to:

•	incur additional debt;

•	create liens on property or assets;

•	make certain investments;

•	merge or consolidate with another company or dispose of its business, assets or property;

•	invest capital and advance loans to subsidiaries;

•	pay dividends;

•	enter into sale and leaseback transactions;

•	enter into transactions with affiliates;

•	change the business we conduct; and

•	amend organizational agreements and material contracts.

As of September 30, 2007 (unaudited), the Company was in compliance with these covenants. The Company is required to use the proceeds of this offering to prepay amounts outstanding under the Term Loan and Revolver.

The Promissory Note agreement required the Company to meet certain financial covenants including maintaining minimum stockholders equity, a senior interest coverage ratio, and a total debt ratio. The Company was in compliance with these covenants at December 31, 2006. Substantially all of the assets of the Company were pledged as security for the debt.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

At December 31, 2005 and 2006, $10,080 and $7,200, respectively, was outstanding under the Promissory Note. Interest accrues at the bank’s base rate (4.24% and 5.55% at December 31, 2005 and 2006, respectively) plus a margin of 1.5%. Interest is payable in arrears based on interest periods established by the Company ranging from one to six months as provided under the agreement.

The Company has also financed the purchase of office furniture and software for internal use. The note supporting the purchase of office furniture has monthly payments through October 2007, bears interest at 6% and is secured by the assets financed. At December 31, 2005 and 2006, and September 30, 2007 (unaudited), $242, $113 and $12 were outstanding, respectively. The unsecured note supporting the purchase of software has monthly payments through March 2008, bears interest at 9.69%, and had $23 and $9 outstanding at December 31, 2006 and September 30, 2007 (unaudited), respectively.

11.	Income Taxes

For financial reporting purposes, income (loss) before income taxes from continuing operations includes the following components:

	Years Ended			Nine Months Ended
	December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Income (loss) from continuing operations before income taxes:
U.S.	$(3,855)	$(2,604)	$90	$(414)	$(11,362)
Foreign	1,215	1,281	1,596	1,170	1,090

Total income (loss) from continuing operations before income taxes	$(2,640)	$(1,323)	$1,686	$756	$(10,272)

Income taxes related to continuing operations are as follows:

	Years Ended			Nine Months Ended
	December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Current
Federal	$—	$—	$—	$—	$—
State	51	62	129	96	89
Foreign	—	—	—	—	30

Total current	$51	62	129	96	119

Deferred
Federal	$(468)	625	625	469	469
State	(53)	70	70	52	52
Foreign	(106)	(57)	(734)	(550)	—

Total deferred	(627)	638	(39)	(29)	521

Total Provision	$(576)	$700	$90	$67	$640

For the year ended December 31, 2004, tax benefit of $576 consisted of a net $521 benefit for relief of deferred tax liabilities, $51 of expense related to various U.S. state taxes, and net $106 benefit related to foreign jurisdictions.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

This compares to $700 of tax expense recorded for the year ended December 31, 2005, which consisted of $695 of expense related to the recognition of deferred tax liabilities with indeterminate lives in the U.S., $62 of expense related to various U.S. state taxes, and $57 of net tax benefit related to foreign jurisdictions.

The provision for income taxes for the year ended December 31, 2006 was $90, which consisted of the following: deferred tax benefit of approximately $734 relating to the Company’s Australian operations (including recognition of prior net operating losses), an expense of $695 related to the recognition of deferred tax liabilities with indeterminate lives in the U.S., and $129 of expense related to various U.S. state taxes.

The provision for income taxes for the nine-months ended September 30, 2006 was $67, which consisted of deferred tax benefit of approximately $550 relating to the Australian operations (including recognition of prime net operating losses), an expense of $521 related to the recognition of deferred tax liabilities with indeterminate lives, and $96 of expense related to various U.S. state taxes.

The provision for income taxes for the nine-months ended September 30, 2007 was $640, which consisted of an expense of $521 (unaudited) related to the recognition of deferred tax liabilities with indeterminate lives in the U.S., $89 (unaudited) of expense related to various U.S. state taxes and $30 (unaudited) of expense related to the Company’s operations in India.

The Company’s effective tax rate differs from Federal statutory rate due to the impact of foreign subsidiary taxes, recognition of built in loss creating deferred tax liabilities with indefinite lived intangibles, and changes in the valuation allowance.

The following is a reconciliation of the U.S. federal statutory rate to the effective tax rate:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Income taxes at U.S. statutory tax rate	(34.0)%	(34.0)%	(34.0)%	(34.0)%	(34.0)%
State taxes net of federal benefit	(2.4)	(2.1)	(9.3)	(13.6)	(3.3)
Non U.S. tax rate differential	(1.3)	(1.1)	4.0	6.7	(0.4)
Built-in loss recognition	26.3	52.5	(41.2)	(68.9)	5.1
Change in valuation allowance	(7.7)	37.6	76.7	112.2	38.8
Other	(2.7)	—	(1.6)	(11.2)	0.1

Effective tax rate	(21.8)%	52.9%	(5.4)%	(8.9)%	6.2%

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

The components of the net deferred tax assets and liabilities were as follows:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Deferred tax assets:
Foreign, federal and state net operating loss,	$13,301	$10,615	$13,390
Vacation and other accruals	80	598	600
Deferred rent	346	322	323
Goodwill and other intangibles	158	226	277
Bad debt reserve	126	114	114

Total deferred tax assets before valuation allowance	14,011	11,875	14,704

Less valuation allowance	(8,304)	(7,336)	(11,634)

Net deferred tax assets after valuation allowance	5,707	4,539	3,070

Deferred tax liabilities:
Acquired definite lives intangibles	(5,357)	(3,398)	(1,929)
Acquired indefinite lives intangibles	(1,679)	(2,374)	(2,895)
Fixed assets	(13)	(14)	(14)

Total deferred tax liabilities	(7,049)	(5,786)	(4,838)

Net deferred tax (liabilities) assets	$(1,342)	$(1,247)	$(1,768)

A valuation allowance of approximately $8,304, $7,336 and $11,634 (unaudited) has been recorded as of December 31, 2005, 2006 and September 30, 2007, respectively, as management currently believes that it is not “more likely than not” that a majority of the deferred tax assets will be realized. When and to the extent that a portion of the valuation allowance is reversed, a benefit will be recognized in the tax provision. In accordance with SFAS No. 109, Accounting for Income Taxes, certain deferred tax assets that would normally arise from the existence of tax goodwill assets in excess of financial statement goodwill have not been recorded. In periods when these assets are realized by reducing the current tax payable of the Company, the effect of such realization will not reduce the Company’s tax provision, but will be recorded as a reduction of goodwill in the financial statements.

At December 31, 2006, the Company had U.S. and foreign gross net operating loss carryforwards of $30,094. The general timeframe of the expiration of the loss carryforwards is as follows:

U.S.	Foreign	Total	Carryforward Expiration Period

$18,021	$—	$18,021	2020-2024
—	12,073	12,073	No expiration date

$18,021	$12,073	$30,094

In addition, at December 31, 2006 the Company had $9,913 of state net operating loss carryforwards. These net operating loss carryforwards will expire in varying amounts between 2015 and 2024.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

At September 30, 2007, the Company had U.S. and foreign gross net operating loss carryforwards of $38,001 (unaudited). The general timeframe of the expiration of the loss carryforwards is as follows:

U.S.	Foreign	Total	Carryforward Expiration Period

$25,903	$—	$25,903	2020-2027
—	12,098	12,098	No expiration date

$25,903	$12,098	$38,001

In addition, at September 30, 2007 the Company had $17,795 (unaudited) of state net operating loss carryforwards. These net operating loss carryforwards will expire in varying amounts between 2015 and 2027.

The U.S. net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code, which governs the utilization of loss carryforwards in the event of a change in control of the Company, such as that which occurred in 2003.

The adoption of FIN 48 on January 1, 2007 resulted in a reclassification of $300 (unaudited) of gross unrecognized tax benefits from accrued expenses to uncertain tax positions within deferred rent and other long-term liabilities. Of this amount, $227 of these gross unrecognized tax benefits will affect our effective tax rate if realized. At September 30, 2007 our total unrecognized tax benefits were $300 (unaudited). The Company’s policy is to record interest expense and penalties within the provision for income taxes on the consolidated statements of operations. As of the adoption of FIN 48, no penalties have been included in the gross amount of the unrecognized tax benefits. Interest expense of $14 has been included in the gross amount of the unrecognized tax benefits.

The major jurisdictions in which the Company files income tax returns are U.S. federal and various U.S. states. In the U.S. federal jurisdiction the Company is no longer subject to examination for fiscal years prior to 2004. For U.S. state jurisdictions the Company is no longer subject to examination for fiscal years prior to 2003. Although certain years are no longer subject to examinations by the IRS and various state taxing authorities, net operating loss carryforwards generated in those years may still be adjusted upon examination by the IRS or state taxing authorities, if they either have been or will be used in a future period.

The income tax provision for the nine months ended September 30, 2007 was based on an estimated annual effective tax rate of 5.7%. Included in the unrecognized tax benefits of $300 (unaudited) at September 30, 2007 was $227 (unaudited) of tax benefits that, if recognized, would reduce the Company’s annual effective tax rate. The Company also accrued potential interest of $14 (unaudited) related to these unrecognized tax benefits during the nine months ended September 30, 2007. As of September 30, 2007, the timing of the resolution of uncertain tax positions and/or closure on audits is highly uncertain; however, the Company believes it is unlikely that the unrecognized tax benefits would materially change in the next 12 months.

12.	Employee Benefit Plan

The Company sponsors a qualified 401(k) Tax Deferred Savings Plan (the 401(k) Plan) in which substantially all of the U.S. employees of the Company meeting certain service requirements are eligible to participate. Employees are allowed to make pretax contributions up to a maximum amount permitted by law. Employer contributions to the 401(k) Plan are made at the discretion of the Company. The Company’s contribution was $154, $138, $140, $105 and $110 in the years ended December 31, 2004, 2005 and 2006, and nine months ended September 30, 2006 and 2007 (unaudited), respectively.

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

13.	Commitments and Contingencies

Litigation — In the normal course of business, the Company is subject to various instances of litigation. The Company intends to vigorously defend any litigation. In the opinion of the Company’s management and legal counsel, the ultimate settlement of such matters will not have a material adverse effect on the Company’s financial position or results of operations.

Acquisition of Seismiq Assets — In September 2003, pursuant to an Asset Purchase Agreement between the Company and Seismiq, Inc. (Seismiq), the Company purchased certain assets for $1,000 in cash and committed to make future royalty payments. The Company’s primary owner has a minority ownership stake in a company that jointly owned Seismiq. The purchase agreement was entered into on an arms-length basis by the Company and Seismiq. The future royalties are based on percentages of gross fees collected for the product and are payable on a quarterly basis. The royalties are subject to a maximum aggregate payment of $12,000 with minimum royalty payments totaling $5,500. The Company recorded the asset in intangible assets and the relating minimum liability in long-term debt. At December 31, 2005 and 2006, and September 30, 2007 (unaudited) the balance of the long-term debt was $2,415, $1,748 and $1,132, respectively.

14.	Related-Party Transactions

On August 15, 2003, the Company entered into a management services agreement (the Management Services Agreement) with an advisor of the Company’s primary owner (the Advisor) to retain it and any of its affiliates or designees to provide consulting and advisory services to the Company. Pursuant to the Management Services Agreement, the Company agrees to pay the Advisor (1) an annual advisory fee of $500 payable annually in advance, which contemplates that the Company’s Board of Directors could increase the fee as the Company would increase in size or scope; and (2) simultaneously with the closing of an acquisition of the Company by a third party or the sale by the Company or any of its subsidiaries of any business or a material portion of the assets of a business, an amount equal to 2% of all consideration paid in such transaction. The Company also agrees to reimburse the Advisor for various travel-related and other costs and expenses, for the service of any designee of the Advisor on the Company’s or its affiliates’ Board of Directors and in connection with any of the Company’s equity or debt financing. In addition, the Management Services Agreement includes an indemnification provision, pursuant to which the Company agrees to indemnify the Advisor and its officers, directors, employees, agents and controlling persons against claims, losses and expenses as incurred arising in connection with services rendered under the agreement.

On April 10, 2007, the Company and the Advisor amended the Management Services Agreement to provide that any recapitalization or initial public offering would require a payment by the Company to the Advisor of 2% of the consideration paid in such transaction. The amendment also revised the advisory fee provision in the Management Services Agreement to provide for an annual advisory fee ranging from $500 to $1,000 based on the Company’s performance in the prior year.

The annual advisory fee is invoiced each August and is amortized straight-line over the subsequent 12-month service period. In the years ended December 31, 2005 and 2006, the Company paid an annual fee of $500 and in the nine months ended September 30, 2007, the Company paid an annual fee of $750 for ongoing services, which is recorded, net of current amortization, as prepaid expenses and other current assets in the balance sheet. The amortization of the prepaid amount was $500 in the year ended December 31, 2005 and 2006, and $406 (unaudited) in the nine months ended September 30, 2007, and is recorded in general and administrative expenses. On April 13 and May 4, 2007, pursuant to the

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

Management Services Agreement, the Advisor was paid a fee of $1.95 million in the aggregate in connection with the Company’s entry into the Term Loan and Revolver.

Subscription Rights — The Company has granted subscription rights to certain officers, directors, former directors and former employees who held options to purchase its common stock, pursuant to the terms of a Management Stock Subscription Agreement dated April 27, 2007. If the Company completes an initial public offering by August 1, 2008 and meets a specified performance hurdle, options to purchase 11,959 shares will become vested.

Promissory Notes — In connection with the exercise of options to purchase 9,969 shares of common stock, the Company made loans to the holders of the stock options for the purchase of the related common stock. The Company accepted promissory notes from the holders of the 9,969 stock option grants exercised to purchase common stock at $322.37 per share on May 9, 2007. The promissory notes are for the aggregate purchase price of $3,214, plus accrued interest of $57, and the related statutory tax withholding. These promissory notes accrue interest at 4.81% annually, and are due upon the earlier of (1) a change of control, or (2) termination of employment, where the Company has exercised its right to repurchase the borrower’s shares. The notes can also be called by the Company at its discretion ahead of a public offering, payable immediately prior to such public offering. At September 30, 2007, $3,271 (unaudited) including accrued interest remains outstanding, and is recorded as an offset to equity in the Consolidated Balance Sheet.

15.	Restructuring Charges and Other Expenses

The $438 of restructuring charges and other expenses recorded in 2004 is principally composed of $595 of charges for a reduction in force which included the Company’s former Chief Executive Officer and Chief Financial Officer, partially offset by a recovery from a 2002 property closing and the reversal of transaction-related accruals.

Of the $1,316 of restructuring charges and other expenses recorded in 2005, $1,157 represents the expense associated with the abandonment of portions of the Company’s U.S. facility, and $151 is related to employment actions taken in the fourth quarter of that year.

Substantially all of the $1,322 the Company recorded in 2006 was related to transaction costs associated with a transaction the Company ultimately chose not to pursue, and certain related employment actions.

Restructuring charges and other expenses for the nine months ended September 30, 2007 (unaudited), includes a $1,555 charge related to the Company’s principal leased property in the United Kingdom, portions of which are no longer being used in the Company’s operations; a loss accrual of $244 on a sublease in the Company’s U.S. facility; and a charge of $216 for employment actions.

16.	Restatement

Subsequent to the issuance of its consolidated financial statements for the year ended 2006, the Company’s management determined that goodwill and related deferred tax accounts from an acquisition were not properly identified and included in consolidation or preparation of the consolidated income tax provision as required by SFAS No. 109, Accounting for Income Taxes. Management also noted two revenue transactions with a software reseller were not presented in accordance with SOP 97-2, Software Revenue Recognition, because revenue was recorded prior to the reseller finalizing the sale to the ultimate customer resulting in revenue being recorded incorrectly in 2006. In addition, other minor

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

adjustments were recorded, the cumulative effect of which was not material to the financial statements as a whole for any of the restated years.

The effects of the restatement are as follows:

	Year Ended		Year Ended
	December 31, 2005		December 31, 2006
	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated

Consolidated Balance Sheets:
Accounts receivable			30,269	29,902
Goodwill	27,266	28,628	27,251	28,628
Other noncurrent assets(1)			—	122
Total assets(1)	73,676	75,052	79,540	80,614
Accounts payable(1)			2,553	2,461
Deferred revenue(1)			24,030	24,005
Total current liabilities(1)			35,163	35,047
Deferred rent and other non-current liabilities	2,323	4,001	2,272	4,645
Total long-term liabilities	12,050	13,728	17,644	20,017
Accumulated deficit	(5,346)	(5,646)	(3,835)	(5,011)
Total stockholders’ equity(1)	25,095	24,795	26,733	25,550

	Year Ended		Year Ended		Year Ended
	December 31, 2004		December 31, 2005		December 31, 2006
	As Previously	As	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated

Consolidated Statements of Operations:
License revenue					12,695	12,414
Cost of license revenue					296	204
Depreciation and amortization related to cost of revenue(1)		6,132		6,110		6,228
General and administrative(1)	6,326	5,375	6,717	5,862	7,958	6,419
Research and development(1)	10,226	11,780	10,175	12,096	9,220	11,550
Sales and marketing(1)	6,413	4,574	7,050	4,902	7,176	4,845
Intangible amortization(1)	801		811		814
Depreciation and amortization(1)		1,059		928		1,297
Income tax provision (benefit)	(54)	(576)	4	700	(605)	90
Net income	(2,977)	(2,455)	(2,373)	(3,069)	1,511	635

IDS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(AS RESTATED) AND 2006 (AS RESTATED) AND SEPTEMBER 30, 2007 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 2004 (AS RESTATED), 2005 (AS RESTATED), AND
2006 (AS RESTATED) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED) AND 2007 (UNAUDITED)
(in thousands) — (Continued)

	Year Ended		Year Ended		Year Ended
	December 31, 2004		December 31, 2005		December 31, 2006
	As Previously	As	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated

Consolidated Statements of Cash Flows:
Net income (loss)	(2,977)	(2,455)	(2,373)	(3,069)	1,511	635
Depreciation and amortization	7,428	7,191
Accounts receivable	(1,502)	(1,696)	3,400	2,836	(10,936)	(11,068)
Unbilled services					228	(91)
Prepaid expenses and other current assets					(722)	264
Accounts payable-trade and accrued expenses and other liabilities	509	(13)	752	1,448	(1,547)	(1,415)
Deferred revenue and other					8,201	8,558
Total cash provided by operating activities	5,206	5,063	3,243	3,072	4,378	4,735
Cash flows from discontinued operations - operating activities	—	143	—	171	254	214

(1)	The “As Previously Reported” numbers have been reclassified to conform to the requirements of Article 5 of Regulation S-X promulgated by the Securities and Exchange Commission.

17.	Subsequent Events (unaudited)

On December 27, 2007 the Company’s Board of Directors ratified the 2007 Stock Incentive Plan. Under the 2007 Stock Incentive Plan, a total of 14,000 shares of common stock were reserved for issuance upon exercise of incentive stock options and the grant of restricted stock and stock appreciation rights, limited to no more than 7,000 such shares per participant per calendar year. The 2007 Stock Incentive Plan is administered by the Company’s compensation committee. The options expire 10 years after the date of grant. On February 12, 2008, the Company’s Board of Directors modified their plan to increase from 14,000 to 25,000 the total shares of common stock reserved, and increased the per participant per annum limit from 7,000 to 12,500.

During December 2007, the Company granted stock options to employees to purchase 10,190 shares of common stock under the 2003 Plan. Of these, options with respect to 3,050 shares of common stock will vest ratably over four years. The remaining options will vest if and when the Company’s primary investor achieves specified financial goals with regard to its investment in the Company by August 1, 2008. If such financial goals are not met, such options will expire on that date.

During the fourth quarter of 2007, the notes receivable from the Chief Executive Officer and all of the Vice Presidents and members of the Board of the Directors of the Company were repaid (see Note 4). As of December 31, 2007, $1,053 of promissory notes remained outstanding and classified as a reduction of equity.

* * * * * *

Asset finance software and services for financial institutions and equipment manufacturers Selected industries served: Agriculture Transportation Medical Construction Technology Material Handling

Shares
Common Stock

Thomas Weisel Partners LLC
Piper Jaffray
Robert W. Baird & Co.
Needham & Company, LLC

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until          , 2008 (25 days after commencement of this offering), all dealers that buy, sell or trade these shares of the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee		$3,390
FINRA filing fee		9,125
Nasdaq Global Market listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses (including legal fees)			*
Transfer agent and registrar fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be filed by Amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Pursuant to our certificate of incorporation and our by-laws, each of our directors and officers is to be indemnified for certain actions taken by them in their capacity as such. In addition, prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Our          , 2008 amended and restated Management Services Agreement with SV Investment Partners LLC, or “SV,” provides that we will indemnify SV and any of its officers, directors, employees, agents and controlling persons against any and all claims, leases, and expenses as incurred arising in connection with services rendered under this agreement.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

To be completed by amendment.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit
No.	Description

1.1	Underwriting Agreement.†
3.1	Amended and Restated Certificate of Incorporation of IDS Group, Inc.†
3.2	Amended and Restated By-laws of IDS Group, Inc.†
4.1	Registration Rights Agreement, dated as of , 2008, among IDS Group, Inc., Schroder Ventures US Fund L.P. 1, Schroder Ventures US Fund L.P. 2, Schroder Ventures Investments Limited and Schroder Ventures US Fund Co-Investment Scheme.†
5.1	Opinion of Debevoise & Plimpton LLP.†
10.1	Amended and Restated Credit and Guaranty Agreement between IDS Group, Inc. and International Decision Systems, Inc., as Borrowers, and Goldman Sachs Specialty Lending Group, L.P., as Agent, dated as of May 4, 2007.†
10.2	IDS Group, Inc. Holding 2003 Stock Option Plan, ratified by the Board of IDS Group, Inc. on November 17, 2004.†
10.3	Form of Option Agreement under the Holding 2003 Stock Option Plan.†
10.4	IDS Group, Inc. Holding 2007 Stock Purchase and Restricted Stock Plan, approved by the Board of IDS Group, Inc. on April 27, 2007.†
10.5	Form of Purchase Promissory Note under the Holding 2007 Stock Purchase and Restricted Stock Plan.†
10.6	Form of Tax Withholding Promissory Note under the Holding 2007 Stock Purchase and Restricted Stock Plan.†
10.7	IDS Group, Inc. 2007 Stock Incentive Plan, approved by the Board of 10.7 IDS Group, Inc. on December 27, 2007.†
10.8	Amended and Restated Management Services Agreement, dated as of , 2008 between SV Investment Partners LLC and IDS Group, Inc.†
21.1	List of subsidiaries.†
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto).
24.1	Powers of Attorney (included on the signature pages hereto).

†	To be filed by amendment.

(b) Valuation and Qualifying Accounts.

	Years Ending December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(Dollars in thousands)
Balance at beginning of year	$212	$420	$369	$369	$333
Additions charged to income	307	384	289	279	155
Write-offs	(99)	(435)	(325)	(317)	(168)

Balance, at end of year	$420	$369	$333	$331	$320

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 14, 2008.

IDS GROUP, INC.

By:	/s/ TODD DAVIS
Todd Davis
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kathleen Jordan Stone and Richard Barnes, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of IDS Group, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on February 14, 2008 by the following persons in the capacities indicated

Signature	Title

/s/ Nicholas Somers Nicholas Somers	Director, Chairman of the Board

/s/ Todd Davis Todd Davis	Chief Executive Officer and Director

/s/ Richard Barnes Richard Barnes	Chief Financial Officer, Chief Operating Officer and Director

/s/ Steven Cohen Steven Cohen	Controller

/s/ C. Michael Armstrong C. Michael Armstrong	Director

/s/ W. Montague Yort W. Montague Yort	Director

/s/ Kathleen Jordan Stowe Kathleen Jordan Stowe	Director

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Underwriting Agreement.†
3.1	Amended and Restated Certificate of Incorporation of IDS Group, Inc.†
3.2	Amended and Restated By-laws of IDS Group, Inc.†
4.1	Registration Rights Agreement, dated as of , 2008, among IDS Group, Inc., Schroder Ventures US Fund L.P. 1, Schroder Ventures US Fund L.P. 2, SV (Nominees) Limited as Nominee of Schroder Ventures Investments Limited and Schroder Ventures US Fund Co-Investment Scheme.†
5.1	Opinion of Debevoise & Plimpton LLP.†
10.1	Amended and Restated Credit and Guaranty Agreement between IDS Group, Inc. and International Decision Systems, Inc., as Borrowers, and Goldman Sachs Specialty Lending Group, L.P., as Agent, dated as of May 4, 2007†.
10.2	IDS Group, Inc. Holding 2003 Stock Option Plan, ratified by the Board of IDS Group, Inc. on November 17, 2004†.
10.3	Form of Option Agreement under the Holding 2003 Stock Option Plan.†
10.4	IDS Group, Inc. Holding 2007 Stock Purchase and Restricted Stock Plan, approved by the Board of IDS Group, Inc. on April 27, 2007.†
10.5	Form of Purchase Promissory Note under the Holding 2007 Stock Purchase and Restricted Stock Plan.†
10.6	Form of Tax Withholding Promissory Note under the Holding 2007 Stock Purchase and Restricted Stock Plan.†
10.7	IDS Group, Inc. 2007 Stock Incentive Plan, approved by the Board of 10.7 IDS Group, Inc. on December 27, 2007.†
10.8	Amended and Restated Management Services Agreement, dated as of , 2008 between SV Investment Partners LLC and IDS Group, Inc.†
21.1	List of subsidiaries.†
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto).
24.1	Powers of Attorney (included on the signature pages hereto).

†	To be filed by amendment.